Exhibit 99.3

ICON p.l.c. and Subsidiaries

Consolidated Financial Statements

Year ended 31 December 2014

Registered number145835

Directors’ Report and Consolidated Financial Statements

Directors’ and Other Information

Directors	Thomas Lynch (British – Chairman of the Board) (1) (2) (3) (4)
Ciaran Murray (Irish – Chief Executive Officer) (4)
Dr. John Climax (Irish – Non-Executive) (5)
Dr. Ronan Lambe (Irish – Non-Executive) (5)
Prof. Dermot Kelleher (Irish – Non-Executive) (1) (5)
Declan McKeon (Irish – Non-Executive) (1) (3)
Prof. William Hall (Irish – Non-Executive) (1) (2) (3) (5)
Mary Pendergast (American – Non-Executive) (2) (5)
Dr. Hugh Brady (Irish – Non-Executive)

(1) Member of Audit Committee
(2) Member of Compensation and Organisation Committee
(3) Member of Nominating and Governance Committee
(4) Member of Execution Committee
(5) Member of Quality Committee

Company secretary	Diarmaid Cunningham

Registered office	South County Business Park
Leopardstown
Dublin 18

Auditors	KPMG
Chartered Accountants
1 Stokes Place
St. Stephens Green
Dublin 2

Solicitors	A & L Goodbody
International Financial Services Centre
North Wall Quay
Dublin 1

Cahill Gordon Reindel LLP
80 Pine Street
NY10005
USA

Registrars	Computershare Investor Services (Ireland) Limited
Herron House
Corrig Road
Sandyford Industrial Estate
Dublin 18

Bankers	Citibank
Canada Square Canary Warf
London E14 5LB
United Kingdom

JP Morgan Chase Bank N.A.
4 New York Plaza
New York
NY 10004
USA

Directors’ Report

The Directors present their report and audited Consolidated and Company financial statements of ICON p.l.c. (“the Company” or “ICON”), a public limited company incorporated in the Republic of Ireland, and its subsidiary undertakings (“the Subsidiaries”, with the Company and the Subsidiaries being together “the Group”) for the year ended 31 December 2014.

The Company’s ordinary shares are traded on the NASDAQ market. The Company is considered a foreign private issuer in the US and accordingly it is not subject to the same ongoing regulatory requirements as a US registered company with a primary listing on the NASDAQ market.

These Consolidated and Company financial statements (together “the financial statements”) for the year ended 31 December 2014 are prepared in accordance with IFRS as adopted by the EU and meet the reporting requirements pursuant to Irish Company Law.  In addition to the consolidated financial statements contained in this annual report, we also prepare separate consolidated financial statements on Form 20-F pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (SEC) and in accordance with accounting principles generally accepted in the United States (U.S. GAAP).  The Form 20-F under U.S. GAAP is a separate document, a copy of which may be obtained from the Company’s website www.iconplc.com. IFRS differs in certain respects from U.S. GAAP, details of which are set out on pages 117 to 120 of this annual report.

Principal activities, business review and future developments

The Group is a contract research organisation (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. The Group specialises in the strategic development, management and analysis of programmes that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company’s mission is to accelerate the development of drugs that save lives and improve the quality of life. Our vision is to be the Global CRO partner of choice for the Biopharma industry by delivering best in class information, solutions and performance in clinical and outcomes research.

The Group believes that it is one of a select number of CRO’s with the expertise and capability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand alone basis or as part of an integrated “full service” solution. At 31 December 2014, the Group had approximately 10,600 employees, in 81 locations in 38 countries. During the year ended 31 December 2014, the Group derived approximately 40.2%, 48.8% and 11.0% of its net revenue in the United States, Europe and Rest of World, respectively.

Headquartered in Dublin, Ireland, the Group began operations in 1990 and has expanded the business predominately through internal growth, together with a number of strategic acquisitions to enhance its capabilities and expertise in certain areas of the clinical development process. Its principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, Republic of Ireland. The contact telephone number of this office is 353 (1) 291 2000.

On 19 September 2014, the Company announced that it had completed a $40.0 million redemption of the Company’s ordinary shares and that it had entered into a further program under which the Company can acquire up to an additional $100 million of its outstanding ordinary shares (by way of redemption), in accordance with United States securities laws through open market share acquisitions. During the year ended December 31, 2014, 2,640,610 ordinary shares were redeemed by the Company under the programs for a total consideration of $140.0 million.

On 27 February 2015 the Company acquired MediMedia Pharma Solutions for a total cash consideration of $120.0 million. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies.

On 7 May 2014, the Company acquired 100% of the common stock of Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments.

Directors’ Report (continued)

On 17 December 2012 the Company’s shareholders voted in favour of terminating the Company’s ADR programme and replacing its ADRs with a direct listing of its shares on NASDAQ. The company also decided to cancel the Company’s secondary listing on the official list of the Irish Stock Exchange, mainly due to the very low levels of liquidity in the Company’s shares on this exchange.  This followed a review by the Company of its share trading arrangements with the objective of ensuring that the arrangements in place are appropriate to the size, scale and locations of the business, are conducive to supporting a liquid market in the Company’s shares, enhance the Company’s profile and attractions for a wide range of international investors, and that the costs and maintenance of the associated trading arrangements are proportionate to the expected benefits.  The last day of trading of the Company’s shares on the Irish Stock Exchange was 29 January 2013 with the Company’s delisting from the Irish Stock Exchange being effected as of 30 January 2013.  Direct trading of the Company’s shares on NASDAQ commenced on 4 February 2013.

In 2015, the Group looks forward to increasing its geographic presence through the addition of new offices and expanding the scale and range of its service offering.

Results and dividends

The results for the year are as shown on page 26 of these financial statements. The Directors do not propose the payment of a dividend for the year ended 31 December 2014.

The following table sets forth for the periods indicated certain financial data as a percentage of net revenue and the percentage change in these items compared to the prior period, being the key performance indicators used by management. The trends illustrated in the following table may not be indicative of future results.

	Year ended	Year ended
	31 December 2014	31 December 2013
	As a percentage of net revenue		Percentage change in period

Net revenue	100%	100%	12.5%

Direct costs (excluding exceptional items)	60.1%	63.2%	6.8%

Other operating expenses (excluding exceptional items)	25.9%	27.0%	8.0%

Operating profit (excluding exceptional items)	14.0%	9.8%	61.7%

Exceptional items	0.6%	0.7%	(2.6)%

Operating profit (including exceptional items)	13.4%	9.1%	66.5%

Twelve months ended 31 December 2014 compared to twelve months ended 31 December 2013

Net revenue for the year increased by $167.2 million, or 12.5%, from $1,336.1 million for the year ended 31 December  2013 to $1,503.3 million for the year ended 31 December 2014.  For the year ended 31 December 2014 we derived approximately 40.3%, 48.8% and 10.9% of our net revenue in the United States, Europe and Rest of World, respectively. Direct costs (excluding exceptional items) for the year ended 31 December 2014 increased by $57.9 million, or 6.8%, from $845.1 million for the year ended 31 December 2013 to $903.0 million for the year ended 31 December 2014. Direct costs consist primarily of compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The increase in direct costs during the period arose from an increase in headcount and a corresponding increase in personnel related expenditure of $52.5 million and an increase in other direct project related costs of $12.4 million, offset by a decrease in laboratory costs of $7.0 million. As a percentage of net revenue, direct costs (excluding exceptional items) have decreased from 63.2% for the year ended 31 December 2013 to 60.1% for the year ended 31 December 2014.

Directors’ Report (continued)

Other operating expenses (excluding exceptional items) for the year ended 31 December 2014 increased by $28.8 million, or 8.0%, from $360.3 million for the year ended 31 December 2013 to $389.1 million for the year ended 31 December 2014. The increase in other operating expenses (excluding exceptional items) for the period arose primarily from an increase in personnel related expenditure of $15.3 million, an increase in facilities and related costs of $9.7 million, a decrease in other general overhead costs of $2.2 million and an increase in depreciation and amortisation expense of $6.0 million, arising principally as a result of the increased amortisation of acquired intangibles and our continued investment in facilities and equipment to support the Company’s growth. As a percentage of net revenue, other operating expenses (excluding exceptional items), decreased from 27.0% for the year ended 31 December 2013 to 25.9% for the year ended 31 December 2014.

Exceptional charges of $8.8 million were recognized during the year ended December 31, 2014. Following the closure of the Company’s European Phase 1 services in 2013, the Company recognized a charge during the current year  in relation to its Manchester, United Kingdom facility; $5.6 million in relation to asset impairments and $3.2 million in relation to an onerous lease charge associated with this facility.

As a result of the above, operating profit increased by $80.9 million, or 66.5%, from $121.6 million for the year ended 31 December 2013 ($130.6 million excluding restructuring charges) to $202.5 million for the year ended 31 December 2014 ($211.3 million, or 61.7% excluding restructuring charges). As a percentage of net revenue, income from operations increased from 9.1% of net revenues for the year ended 31 December 2013 (9.8% excluding restructuring charges) to 13.4% of net revenues for year ended 31 December 2014 (14.0% excluding restructuring charges).

Financing expense for the period decreased from $1.3 million for the year ended 31 December 2013 to $0.8 million for the year ended 31 December 2014.  Financing income for the year increased from $1.0 million for the year ended 31 December 2013 to $1.2 million for the year ended 31 December 2014.

Provision for income taxes for the period increased from $14.2 million for the year ended 31 December 2013 to $27.8 million for the year ended 31 December 2014.  The Company’s effective tax rate for the year ended 31 December 2014 was 13.7% compared with 11.7% for the year ended 31 December 2013. Excluding the impact of exceptional items recognised during the year ended 31 December 2014 the Company’s effective tax rate was 14.3% for the year ended 31 December 2014 compared with 12.3% for the year ended 31 December 2013. The Company’s effective tax rate is principally a function of the distribution of pre-tax profits in the territories in which it operates.

Risks and uncertainties

Details of the principal risks and uncertainties facing the Group are set out in Appendix A of this annual report.

Financial risk management

The Group’s financial instruments comprise cash and cash equivalents, current asset investments, finance lease obligations and negotiated bank facilities.  The main purpose of these financial instruments is to fund the working capital requirements of the Group, the cost of new acquisitions and continued growth.  The principal financial risks facing the Group include currency rate risk, interest rate risk, credit risk and liquidity risk, further details of which are set out in note 25 to the Consolidated financial statements and note 10 to Company financial statements. The Group does not undertake any trading activity in financial instruments.  The Group did not enter into any material derivative transactions during 2013 or 2014.

Directors’ Report (continued)

Subsequent events

Details of subsequent events are set out in note 30 to the financial statements.

Directors and Secretary

In January 2013 Mr Thomas Lynch was appointed Chairman of the Board of Directors of the Company replacing Dr. Bruce Given who retired as Chairman of the Board of Directors of the Company on 31 December 2012.

On 21 February 2013 Professor William Hall was appointed a Director of the Company. On 18 February 2014 Mary Pendergast was appointed a Non-Executive Director of the Company.  On 29 April 2014 Dr. Hugh Brady was appointed a Non-Executive Director of the Company.

On 22 July 2013 Dr. Bruce Given retired as a Director of the Company.  On 24 January 2014, Cathrin Petty resigned as a Director of the Company.

Details of Directors’ interests in the Group’s shares are set out in note 8 to the financial statements.

Directors’ remuneration

Details of the Directors’ remuneration are set out in the note 8 to the Consolidated financial statements.

Directors power to purchase and allot company shares

Subject to the provisions of the Companies Acts 1963 to 2013 the Company may purchase any of its shares.  Every contract for the purchase of shares, or under which the Company may become entitled or obliged to purchase shares in the Company shall be authorised by a special resolution of the Company.  The Company may cancel any shares so purchased or may hold them as treasury shares or re-issue them.

On 19 September 2014 the Company announced that it had completed a $40 million redemption of the Company’s ordinary shares and that it had entered into a further program under which the Company can acquire up to an additional $100 million of its outstanding ordinary shares (by way of redemption), in accordance with United States securities laws through open market share acquisitions.  Further details of the share repurchase programme can be found in note 23 to the financial statements.

Rights and Obligations attaching to the Company’s shares

The share capital of the Company is €6,000,000 divided into 100,000,000 ordinary shares of €0.06.  Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the board of Directors of the Company and approved by the shareholders and/or such interim dividends as the board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the Company's ordinary shares. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote with no individual having more than one vote.

Change of control provisions in significant agreements

Certain of the Group’s customer contracts allow the customer to terminate the contract in the event of a change in control of the Company.

The Group has negotiated a banking facility with a number of financial institutions, details of which are set out in note 22 to the financial statements.  This facility requires repayment in the event that the Company becomes controlled by any person or persons acting in concert by whom it was not controlled at the date the facility was entered into.

Directors’ Report (continued)

Change of control provisions in significant agreements (continued)

Furthermore certain Group companies have entered capital grant agreements with the Irish government agency, Enterprise Ireland, whereby the Group covenants that the controlling interest in the Company will not change without Enterprise Ireland’s prior written consent, which will not be unreasonably withheld.

Additionally, the Company's share option and restricted share unit plans contain change in control provisions which provide for the acceleration of the vesting and exercisability of outstanding options and awards of restricted share units in the event that a change in control occurs with respect to the Company.

Corporate Governance

The   Company is listed on the NASDAQ Global Select Market. The Company complies with the corporate governance listing requirements under the NASDAQ marketplace rules. NASDAQ may provide exemptions from certain NASDAQ corporate governance standards to a foreign private issuer in certain circumstances provided that the foreign private issuer properly notifies NASDAQ and makes the required disclosure except to the extent that such exemptions would be contrary to United States federal securities laws.

The exemptions that the Company relies on, and the practices the Company adheres to, are as follows:

●
The Company is exempt from provisions set forth in NASDAQ Rule 5620(c), which requires each issuer (other than limited partnerships) to provide for a quorum in its by-laws for any meeting of the holders of common stock, which shall in no case be less than 33.33% of the outstanding shares of the issuer’s common voting stock.  The Company’s Articles of Association require that only 3 members be present, in person or by proxy, at a shareholder meeting to constitute a quorum.  This quorum requirement is in accordance with Irish law and generally accepted business practices in Ireland.

●
The Company is exempt from provisions set forth in NASDAQ Rule 5635(c) which requires (other than for certain specified exceptions) shareholder approval prior to the establishment or material amendment of a stock option or purchase plan or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants.  Irish law does not require shareholder approval with respect to equity compensation arrangements.  Accordingly, the 2013 Employees Restricted Share Unit Plan was adopted by the Board of Directors without shareholder approval.

●
The Company is exempt from provisions set forth in NASDAQ Rule 5605(b)(2), which requires independent directors to hold regularly scheduled meetings at which only independent directors are present.  Irish law does not require independent directors to hold regularly scheduled meetings at which only independent directors are present.  The Company holds regularly scheduled meetings which all of the directors may attend.

The Company's practices with regard to these requirements are not prohibited by Irish law.

Directors’ Report (continued)

Significant shareholdings

The Company has been notified of the following shareholdings in excess of 3% of the issued share capital of the Company at 31 December 2014:

Name	%	Number of Shares

Earnest Partners, LLC	9.0	5,394,081
Neuberger Berman LLC	8.0	4,827,558
Robeco Investment Management, Inc	3.7	2,193,812
Wasatch Advisors, Inc.	3.6	2,182,206
All Directors and Officers as a group	3.3	2,000,094

Subsidiary undertakings

The information required by the Companies Act, 1963 in relation to subsidiary undertakings is presented in note 31 to the financial statements.

Political donations

The Group made no disclosable political donations in the period.

Going concern

The Directors have a reasonable expectation that the Group has adequate resources to continue in operation for the foreseeable future.  For this reason, the Group continues to adopt the going concern basis in preparing the financial statements.

Books of account

The Directors believe that they have complied with the requirements of Section 202 of the Companies Act, 1990 with regard to books of account by employing accounting personnel with appropriate expertise and by providing adequate resources to the financial function. The books of account of the Company are maintained at the registered office.

Auditors

In accordance with Section 160(2) of the Companies Act, 1963, the auditors, KPMG, Chartered Accountants, will continue in office.

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

Statement of Directors’ Responsibilities

Directors’ Responsibilities Statement

The Directors are responsible for preparing the Consolidated and Company financial statements, in accordance with applicable law and regulations.

Company law requires the Directors to prepare Group and Company financial statements for each financial year.  Under that law the Directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the EU and have elected to prepare the Company financial statements in accordance with IFRSs as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2013.

The Group and Company financial statements are required by law and IFRSs as adopted by the EU to present fairly the financial position and performance of the Group and Company. The Companies Acts 1963 to 2013 provide in relation to such financial statements that references in the relevant part of that Act to financial statements giving a true and fair view are references to their achieving a fair presentation.

In preparing each of the Group and Company financial statements, the Directors are required to:
●	select suitable accounting policies and then apply them consistently;
●	make judgments and estimates that are reasonable and prudent;
●	state that the financial statements comply with the IFRSs as adopted by the EU, and in the case of the Company, as applied in accordance with the Companies Acts 1963 to 2013; and
●	prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group and Company will continue in business.

The Directors are responsible for keeping proper books of account that disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Acts 1963 to 2013 and, as regards the Group financial statements, Article 4 of the IAS Regulation. They are also responsible for taking such steps as are reasonably open to them to safeguard the assets of the Group and Company and to prevent and detect fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website.  Legislation in the Republic of Ireland governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

Independent Auditor’s Report to the Members of ICON plc

We have audited the Group and Company financial statements (‘‘financial statements’’) of ICON Plc for the year ended 31 December 2014 which comprise the Statement of Accounting Policies, Consolidated Income Statement,  the Consolidated Statements of Comprehensive Income, the Consolidated and Company Statements of Financial Position, the Consolidated and Company Statements of Cash Flow, the Consolidated and Company Statements of Changes in Equity and the related notes.  The financial reporting framework that has been applied in their preparation is Irish law and International Financial Reporting Standards (IFRSs) as adopted by the European Union, and, as regards the Company financial statements, as applied in accordance with the provisions of the Companies Acts 1963 to 2013.

This report is made solely to the Company’s members, as a body, in accordance with section 193 of the Companies Act 1990.  Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose.  To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditor

As explained more fully in the Directors’ Responsibilities Statement set out on page 9 the Directors are responsible for the preparation of the financial statements giving a true and fair view.  Our responsibility is to audit and express an opinion on the financial statements in accordance with Irish law and International Standards on Auditing (UK and Ireland).  Those standards require us to comply with the Financial Reporting Council’s Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error.  This includes an assessment of: whether the accounting policies are appropriate to the Group’s and Company’s circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.  In addition, we read all the financial and non-financial information in the annual report to identify material inconsistencies with the audited financial statements and to identify any information that is apparently materially incorrect based on, or materially inconsistent with the knowledge acquitted by us in the course of performing the audit.  If we become aware of any apparent material misstatements or inconsistencies we consider the implications for our report.

Opinion on financial statements

In our opinion:
●	the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the EU, of the state of the Group’s affairs as at 31 December 2014 and of its profit for the year then ended;
●	the Company statement of financial position gives a true and fair view, in accordance with IFRSs as adopted by the EU as applied in accordance with the provisions of the Companies Acts 1963 to 2013, of the state of the Company’s affairs as at 31 December 2014; and
●	the financial statements have been properly prepared in accordance with the Companies Acts 1963 to 2013 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Matters on which we are required to report by the Companies Acts 1963 to 2013

We have obtained all the information and explanations which we consider necessary for the purposes of our audit.
The Company’s statement of financial position is in agreement with the books of account and, in our opinion, proper books of account have been kept by the Company.

In our opinion the information given in the Directors’ Report is consistent with the financial statements.

Independent Auditor’s Report to the Members of ICON plc (continued)

The net assets of the Company, as stated in the statement of financial position are more than half of the amount of its called-up share capital and, in our opinion, on that basis there did not exist at 31 December 2014 a financial situation which under Section 40(1) of the Companies (Amendment) Act, 1983 would require the convening of an extraordinary general meeting of the Company.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:
Under the Companies Acts 1963 to 2013 we are required to report to you if, in our opinion, the disclosures of Directors’ remuneration and transactions specified by law are not made.

________________

Sean O’Keefe
For and on behalf of
KPMG
Chartered Accountants, Statutory Audit Firm
23rd April 2015
1 Stokes Place
St. Stephen’s Green
Dublin 2
Ireland

Statement of Accounting Policies

Statement of compliance

The Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) that are adopted by the European Union (EU) that are effective at 31 December 2014.  The Directors have elected to prepare the Company financial statements in accordance with IFRS as adopted by the EU and as applied in accordance with the Companies Acts 1963 to 2013. In accordance with the Companies Acts 1963 to 2013, a company that publishes its Group and Company financial statements together, can take advantage of the exemption in Section 148(8) of the Companies Act 1963 from presenting to its members a Company income statement and related notes that form part of the approved Company financial statements.

The Group financial statements have been prepared in accordance with the amendment to IAS 1 Presentation of Financial Statements.  This amendment sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised standard aims to improve users’ ability to analyse and compare information given in financial statements.

Basis of preparation

These Group and Company financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($ ‘000), except where otherwise indicated, this being the reporting currency of the Group. They are prepared on the historical cost basis, except for the measurement at fair value on date of grant of share options, the UK defined benefit pension plan and certain contingent consideration payable on acquisitions.  Accounting policies are applied consistently with the prior year.

Key accounting policies which involve significant estimates and judgments

The preparation of consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period.

Estimates and judgments are based on historical experience and on other factors that are reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for the purposes of such estimates. The following are the critical areas requiring estimates and judgments by management.

Revenue Recognition

Significant management judgments and estimates must be made and used in connection with the recognition of revenue in each accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions. To date there have been no material differences arising from these judgments and estimates. Revenues are earned by providing a number of different services to clients. These services include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services. Revenue for services, as rendered, are recognised only after persuasive evidence of an arrangement exists, the sales price is fixed or determinable, risks and rewards have transferred and collectability is reasonably assured.

Customers are invoiced upon the achievement of specified contractual milestones. This mechanism, which allows the Group to receive payment from customers throughout the duration of the contract, is not reflective of revenue earned. Revenues are recognised over the period from the awarding of the customer’s contract to study completion and acceptance. This requires an estimate of the total expected revenue, time inputs, contract costs, profitability and expected duration of the clinical trial. The Group regularly reviews the estimate of total contract time to ensure such estimates remain appropriate taking into account actual contract stage of completion, remaining time to complete and any identified changes to the contract scope. Remaining time to complete depends on the specific contract tasks and the complexity of

Statement of Accounting Policies (continued)

Key accounting policies which involve significant estimates and judgments (continued)

the contract and can include geographical site selection and initiation, patient enrolment, patient testing and level of results analysis required. While the group may routinely adjust time estimates, the estimates and assumptions have historically been accurate in all material respects in the aggregate.

If the Group does not reasonably estimate the resources required or the scope of the work to be performed, or does not manage its projects properly within the planned cost or satisfy obligations under the contracts, then future results may be significantly and negatively affected.

Goodwill

Goodwill is reviewed for impairment annually or more frequently if facts or circumstances warrant such a review.  Goodwill is evaluated for impairment by comparing the recoverable amount of the cash-generating unit to the carrying amount of the cash-generating unit to which the goodwill relates. If the recoverable amount is less than the carrying amount an impairment is determined.

The recoverable amount of the cash-generating unit is determined using a value-in-use computation based upon discounted net present value cash flow projections for the business.  The cash flow projections are for a period of five years forward together with a terminal value calculated in accordance with the Gordon’s terminal value model. Management’s estimates of future cash flows are based upon anticipated growth rates within the CRO industry, expected growth in the Group’s market share and past experience.  The key assumptions applied in determining expected future cash flows include management’s estimate of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations.  The Group’s cash flow model is adjusted each year for actual and expected changes in performance.

Use of different estimates or judgments, particularly with respect to expected profitability could result in a material impairment charge.  The Group believes reasonable estimates and judgments have been used in assessing the recoverable amounts of its cash-generating units.

Taxation

Given the global nature of the business and the multiple taxing jurisdictions in which the Group operates, the determination of the Group’s provision for income taxes requires significant judgments and estimates, the ultimate tax outcome of which may not be certain.  Although estimates are believed to be reasonable, the final outcome of these matters may be different than those reflected in the historical income tax provisions and accruals.  Such differences could have a material effect on the income tax provision and results in the period during which such determination is made.

Deferred tax assets and liabilities are determined using enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities.  In assessing the realisability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realised. The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. While management considers the scheduled reversal of deferred tax liabilities, and projected future taxable income in making this assessment, there can be no assurance that these deferred tax assets may be realisable.

In addition, the Group may also be subject to audits in the multiple taxing jurisdictions in which it operates.  These audits can involve complex issues which may require an extended period of time for resolution.  Management believe that adequate provisions for income taxes have been made in the financial statements.

Statement of Accounting Policies (continued)
Key accounting policies which involve significant estimates and judgments (continued)

Contingent Consideration relating to Business Combinations

The Group has concluded a number of business combinations in recent years.  The fair value of the consideration of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control. The fair value of the consideration of a business combination may include a portion which is contingent upon the achievement of certain future events, such as the achievement of a particular revenue or earnings target.  Where a business combination agreement provides for such additional consideration, the amount of the estimated consideration is recognised on the acquisition date at fair value.  The accounting treatment of any changes to the estimate in subsequent periods will depend on the classification of the contingent consideration.  If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity.  If the contingent consideration is classified as a liability any adjustment will be accounted for through the consolidated income statement.

Significant management judgments and estimates are required in estimating the acquisition date fair value of the additional consideration.  Changes in business conditions or the performance of the acquired business could lead to a significant change between our estimate of the acquisition date fair value and amounts payable, which could have a serious impact on our results of operations.

Adoption of new IFRS’s and International Financial Reporting Interpretations Committee (IFRIC) Interpretations

IFRS and IFRIC Interpretations adopted during the financial year

The Group has adopted the following new and revised IFRS and IFRIC interpretations in respect of the 2014 financial year-end:

●	IAS 27 Separate Financial Statements effective 1 January 2014

●	IAS 28 Investments in Associates and Joint Ventures effective 1 January 2014

●	Offsetting Financial Assets and Financial Liabilities (Amendment to IAS 32) effective 1 January 2014

●	IFRS 10 Consolidated Financial Statements effective 1 January 2014

●	IFRS 11 Joint Arrangements effective 1 January 2014

●	IFRS 12 Disclosure of Interests in Other Entities effective 1 January 2014

●	Consolidation for investment entities (Amendments to IFRS 10, IFRS 12, and IAS 27) effective 1 January 2014

●	IAS 36 Impairment of Assets (amendment) effective 1 January 2014

●	Novation of derivatives and continuation of hedge accounting (amendment to IAS 39) effective 1 January 2014

●	IFRIC interpretation 21 Levies effective 1 January 2014

●	IAS 19 Employee benefits (amendment) effective 1 July 2014

The application of the standards and interpretations noted above did not result in material changes in the Group’s Consolidated Financial Statements.

Statement of Accounting Policies (continued)

IFRS and IFRIC Interpretations effective in respect of the 2015 and future financial year-ends

The Group has not applied the following standards and interpretations that have been issued which are not yet effective:

●	IFRS 15: Revenue from contracts with customers effective 1 January 2017*

●	Property, Plant and Equipment (Amendment to IAS 16) effective 1 January 2016*

●	Clarification of acceptable methods of depreciation and amortisation (amendment to IAS 16 and IAS 38) effective 1 January 2015*

●	IFRS 11: Accounting for acquisitions of interests in Joint Operations effective 1 January 2016*

●	IFRS 9 Financial Instruments (2009, and subsequent amendments in 2010 and 2013) effective 1 January 2018*

* Not yet EU endorsed. The Group only apply EU endorsed IFRS

The application of the standards and interpretations noted above is not expected to result in significant changes in the Group’s Consolidated Financial Statements.

Accounting policies

The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group’s financial statements.

Basis of consolidation

The Group financial statements consolidate the financial statements of ICON plc and its subsidiaries. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Financial statements of subsidiaries are prepared for the same reporting year as the Company and where necessary, adjustments are made to the results of subsidiaries to bring their accounting policies into line with those used by the Group.   The Group will continue to prepare the individual statutory financial statements of subsidiary companies under GAAP applicable in their country of incorporation but adjustments have been made to the results and financial position of such companies to bring their accounting policies into line with those of the Group.

All inter-company balances and transactions, including unrealised profits arising from inter-group transactions, have been eliminated in full. Unrealised losses are eliminated in the same manner as unrealised gains except to the extent that there is evidence of impairment.

Foreign currency translation

The presentation currency of the Group and Company is US dollars ($).  The functional currency of the Company is Euros.  The Company financial statements have been presented in US dollars due to the Company’s international operations and profile.  Results and cash flows of non-dollar denominated undertakings are translated into dollars at the actual exchange rates at the transaction dates or average exchange rates for the year where this is a reasonable approximation. The related statements of financial position are translated at the rates of exchange ruling at the reporting date. Goodwill and fair value adjustments arising on acquisition of a foreign operation are regarded as assets and liabilities of the foreign operation, are expressed in the functional currency of the foreign operation and are recorded at the exchange rate at the date of the transaction, and subsequently retranslated at the applicable closing rates.  Adjustments arising on translation of the results of non-dollar undertakings at average rates, and on the restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity.

Statement of Accounting Policies (continued)

Foreign currency translation (continued)

Transactions in currencies different to the functional currencies of operations are recorded at the rate of exchange ruling at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated into the functional currency at the rate of exchange at the reporting date.  All translation differences, with the exception of translation differences on long term intercompany balances where repayment is not foreseen, are taken to the income statement. Translation differences on long term intercompany balances where repayment is not foreseen are treated as other comprehensive income in the statement of comprehensive income.

The principal exchange rates used for the translation of results, cash flows and statements of financial position into US dollars were as follows:

	Average		Year end
	Year to 31 December 2014	Year to 31 December 2013	Year to 31 December 2014	Year to 31 December 2013

Euro 1:$	1.3361	1.3254	1.2098	1.3743

Pound Sterling 1:$	1.6548	1.5653	1.5577	1.6557

On disposal of a foreign operation, accumulated currency translation differences, together with any exchange differences on foreign currency borrowings that provide a hedge of the net investment are recognised in the income statement as part of the overall gain or loss on disposal; the cumulative currency translation differences arising prior to the transition date have been set to zero for the purposes of ascertaining the gain or loss on disposal of a foreign operation subsequent to 1 June 2004.

Statement of Accounting Policies (continued)

Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and any provisions for impairment losses.

Depreciation is calculated to write off the original cost of property, plant and equipment less its estimated residual value over its expected useful life on a straight line basis. Residual values and useful lives of property, plant and equipment are reviewed and adjusted if appropriate at each reporting date. At present it is estimated that all items of property, plant and equipment have no residual value. The estimated useful lives applied in determining the charge to depreciation are as follows:

Years
Buildings	40
Computer equipment	2-8
Office furniture and fixtures	8
Laboratory equipment	5
Motor vehicles	5

Leasehold improvements are amortised using the straight-line method over the estimated useful life of the asset or the lease term, whichever is shorter. Assets acquired under finance leases are depreciated over the shorter of their useful economic life and the lease term.

On disposal of property, plant and equipment the cost and related accumulated depreciation and impairments are removed from the financial statements and the net amount, less any proceeds, is taken to the income statement.

The carrying amounts of the Group’s property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. Where such an indication exists an impairment review is carried out. An impairment loss is recognised whenever the carrying amount of an asset or its cash generation unit exceeds its recoverable amount. Impairment losses are recognised in the income statement unless the asset is recorded at a revalued amount in which case it is firstly dealt with through the revaluation reserve with any residual amount being transferred to the income statement.

Subsequent costs are included in an asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the replaced item can be measured reliably. All other repair and maintenance costs are charged to the income statement during the financial period in which they are incurred.

Leased assets – as lessee

Finance leases, which transfer to the Group substantially all the risks and benefits of ownership of the leased asset, are capitalised at the inception of the lease at the fair value of the leased asset or if lower the present value of the minimum lease payments.  The corresponding liability to the lessor is included in the statement of financial position as a finance lease obligation.  Lease payments are apportioned between the finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.  Finance charges are charged to the income statement as part of finance costs.

Capitalised leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Statement of Accounting Policies (continued)

Leased assets – as lessee (continued)

Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases.  Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. Lease incentives are recognised over the term of the lease as an integral part of the total lease expense.

Investments in subsidiaries - company

Investments in subsidiary undertakings are stated at cost less provision for impairment in the Company’s statement of financial position. Loans to subsidiary undertakings which are deemed long term investments in nature, are initially recorded at fair value in the Company statement of financial position and subsequently at amortised cost using an effective interest rate methodology.

Business combinations

The fair value of a business combination is measured as the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued in exchange for control plus the fair value of any investment previously held in the entity. Where a business combination agreement provides for an adjustment to the cost of the acquisition which is contingent upon future events, the amount of the estimated adjustment is recognised on the acquisition date at the acquisition date fair value of this contingent consideration. The accounting treatment of any changes to this estimate in subsequent periods will depend on the classification of the contingent consideration. If the contingent consideration is classified as equity it shall not be re-measured and the settlement shall be accounted for within equity. If the contingent consideration is classified as a liability any adjustments will be accounted for through the consolidated income statement.

The assets, liabilities and contingent liabilities of businesses acquired are measured at their fair values at the date of acquisition. In the case of a business combination which is completed in stages, the fair values of the identifiable assets, liabilities and contingent liabilities are re-determined at the date of each transaction. When the initial accounting for a business combination is determined provisionally, any subsequent adjustments to the provisional values allocated to the identifiable assets, liabilities and contingent liabilities are made within twelve months of the acquisition date and presented as adjustments to the original acquisition accounting. Acquisition costs are expensed as incurred.

Goodwill

The Group measures goodwill at the acquisition date as the fair value of the consideration transferred plus the recognised amount of any non-controlling interests in the acquiree, plus if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed. Goodwill on the acquisition of subsidiaries is included in ‘intangible assets – goodwill and other’.

At the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit to which the goodwill relates. Where goodwill forms part of a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative values of the operation disposed of and the proportion of the cash-generating unit retained.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill relating to acquisitions post 1 June 2001 and the deemed cost of goodwill carried in the statement of financial position at 1 June 2001 is not amortised. Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

Statement of Accounting Policies (continued)

Impairment of non financial assets

The carrying amounts of the Group’s assets, other than deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment.  If any such indication exists, the asset’s recoverable amount is estimated.  An estimate of the recoverable amount of goodwill is carried out at each reporting date.

An impairment loss is recognised in the income statement whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount.  Impairment losses recognised in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units and then, to reduce the carrying amount of other assets in the unit on a pro rata basis.

The recoverable value of assets, other than receivables carried at amortised cost and short term receivables, is the greater of their net selling price and value in use. Value in use is assessed by discounting estimated future cash flows of the asset to their present value or discounting the estimated future cash flows of the cash generating unit where the asset does not generate independent cash flows. Estimated cash flows are discounted using a pre tax discount rate reflecting current market estimates of the time value of money and the risks specific to the asset.

The recoverable amount of receivables carried at amortised cost is calculated by discounting the present value of estimated future cash flows of the asset to their present value, discounted at the original effective interest rate.  Receivables with a short duration of less than six months are not discounted.

Impairment losses in respect of receivables carried at amortised cost are reversed if subsequent increases in the recoverable amount of the asset can be related objectively to an event occurring after the impairment loss was recognised.

Impairment losses in respect of other assets, other than goodwill, are reversed if there has been a change in the estimates used to determine recoverable amount.  Impairment losses are reversed only to the extent that the carrying amount of the asset does not exceed the carrying value that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.  Impairment losses in respect of goodwill are not reversed.

Intangible assets

Other intangible assets are stated at cost less accumulated amortisation and impairment losses. Useful lives of intangibles are reviewed and adjusted if appropriate at each reporting date. Amortisation is charged to the income statement on a straight line basis over the estimated useful lives of intangible assets, currently estimated as follows:

Years
Computer software	2-8
Customer relationships	3-11
Volunteer list	6
Order backlog	0.8-4
Technology Asset	7.5
Tradename	4.5-5
Non-compete arrangements	3-5

Inventories

Inventories, which comprise laboratory inventories, are stated at the lower of cost and net realisable value. Cost is basedon the first-in, first-out principle and includes all expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Cost in the case of raw materials comprises the purchase price and attributable costs, less trade discounts. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

Statement of Accounting Policies (continued)

Trade and other receivables

Trade and other receivables are initially measured at fair value and are thereafter measured at amortised cost using the effective interest rate method less any provision for impairment.  A provision for impairment of trade receivables is recognised when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.  Impairment losses, and any subsequent recovery of such losses, are recognised in the income statement within ‘other operating expenses’.

Current asset investments – available for sale

Financial instruments held are classified as current assets and are stated at fair value, with any resultant gain or loss recognised as other comprehensive income in the statement of comprehensive income. The fair value of financial instruments classified as available-for-sale is their market price at the reporting date.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with original maturities of three months or less and are stated at cost, which approximates market value.

Trade payables

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

Government grants

Government grants received that compensate the Group for the cost of an asset are recognised in the statement of financial position initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Such grants are recognised in the income statement over the useful economic life of the asset which is consistent with the depreciation policy of the relevant asset.

Grants that compensate the Group for expenses incurred are recognised in the income statement in the same periods in which the expenditure to which they relate is charged.

Under grant agreements amounts received may become repayable in full or in part should certain circumstances specified within the grant agreements occur, including downsizing by the Group, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets. The Group has not recognised any such loss contingency having assessed as remote the likelihood of these events arising.

Interest bearing loans and borrowings

Interest bearing borrowings are recognised initially at fair value. Subsequent to initial recognition, current and non-current interest bearing loans and borrowings are measured at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Statement of Accounting Policies (continued)

Provisions

A provision is recognised in the statement of financial position when the Group has a present or legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.  If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the time value of money and, where appropriate, the risks specific to the liability.  Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly.  Future operating costs are not provided for.

A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Provisions may also include an element of contingent acquisition consideration.

Share capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where ordinary shares are repurchased by the Company they are cancelled and the nominal value of the shares is transferred to a capital redemption reserve fund within equity.

Employee benefits

(a) Pension and other post-employment benefits
Certain companies within the Group operate defined contribution pension plans.  A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.  Contributions to defined contribution pension plans are expensed as incurred.

The Company operates a defined benefit pension plan for certain of its United Kingdom employees through a subsidiary.  A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Obligations for contributions to defined benefit contribution pension plans are recognised as an expense in the income statement as service is received from the relevant employees.

The Group’s net obligation in respect of the defined benefit pension plan is calculated separately by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of plan assets deducted.  The discount rate used is the yield at the reporting date on iboxx AA 15 index plus 20 basis points. The calculation is performed by a qualified actuary using the projected unit credit method. Under IAS 19R the net finance income/cost are recorded in operating costs in the Income Statement. When benefits of a plan are improved, the portion of the increased benefit relating to the past service by employees is recognised as an expense in the Income Statement on a straight line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the Income Statement.

Statement of Accounting Policies (continued)

Employee benefits (continued)

All actuarial gains and losses as at 1 June 2004, the date of transition to IFRSs, were recognised and adjusted against retained earnings.  Actuarial gains and losses arising after this date are recognised as other comprehensive income immediately in the Statement of Comprehensive Income.

IAS 19 ‘Employee benefits’ was revised in June 2011 and was effective for the Group’s financial statements for the year commencing 1 January 2013 with restatement of the prior year comparatives.

(b) Share-based payments
Share-based payments comprise options to acquire ordinary shares in the Company, restricted share units (RSUs) and performance share units (PSUs) in the form of ordinary share entitlements after a certain period of time. These are awarded to certain key employees of the Group based on service conditions such as term of employment and individual performance. The fair value of options, RSUs and PSUs granted is recognised as an employee expense with a corresponding increase in equity.  The fair value is measured at grant date and spread over the period during which the Directors and other employees become unconditionally entitled to the options, RSU or PSU.  The fair value of options granted is measured using a binomial lattice model, taking into account the terms and conditions upon which the options were granted. The fair value of RSUs and PSUs is equal to the market price at date of grant. The total amount to be expensed is determined by reference to the fair value of the options, RSUs or PSUs granted, excluding the impact of any non-market service and performance vesting conditions (for example profitability, sales growth targets). There are no such non-market vesting conditions during the year ended 31 December 2014 in relation to options or RSUs that are expected to vest. The amount recognised as an expense is adjusted to reflect the actual number of share options, RSUs or PSUs that vest.

Share-based payments - Company
The Company operates a number of share-based payment plans the details of which are presented in note 10 Share-Based Payments to the Consolidated Financial Statements. The share-based payment expense associated with the share-based payment plans is recognised by the entity which receives services in exchange for the share-based compensation. Share-based payment expense is recognised over the requisite service period for awards of equity instruments to employees based on the grant date fair value of those awards expected to ultimately vest.  Forfeitures are estimated on the date of grant and revised if actual or expected forfeiture activity differs materially from original estimates.

The income statement of the Company is charged with the expense related to the services received by the Company. The remaining portions of the share-based payments represent a contribution to Company entities and are added to the carrying amount of those investments. Under an agreement, the subsidiaries pay the Company an amount equal to the value of the ordinary shares issued that is in excess of the award exercise price with such amount reducing the Company’s investment in its subsidiaries. The net effect of the grant date fair value of the Company’s share-based compensation to employees of the Company’s subsidiaries and recharges received from those subsidiaries is presented as a movement in financial fixed assets. For more information on financial fixed assets see note 3, Investment in subsidiaries, in the company only financial statements below.

Revenue recognition

The Group primarily earns revenues by providing clinical research services to its customers. Clinical research services include clinical trials management, biometric activities, consulting, imaging, contract staffing, informatics and laboratory services.  Contracts range in duration from a number of months to several years. Revenue is recognised according to the type of service provided as follows:

Statement of Accounting Policies (continued)

Revenue recognition (continued)

Clinical trials management revenue is recognised on a proportional performance method. Depending on the contractual terms, revenue is either recognised on the percentage of completion method, based on the relationship between hours incurred and the total estimated hours of the trial, or on the unit of delivery method. Biometrics revenue is recognised on a fee-for-service method on the basis of the number of units completed in a period as a percentage of the total number of contracted units.  Imaging revenue is recognised on a fee-for- service basis. Consulting revenue is recognised on a fee-for-service basis as the related service is performed.  Contract staffing revenue is recognised on a fee-for-service basis, over the time the related service is performed, or in the case of permanent placement, once the candidate has been placed with the client.

Informatics revenue is recognised on a fee-for-service basis. Informatics contracts are treated as multiple element arrangements, with contractual elements comprising licence fee revenue, support fee revenue and revenue from software services, each of which can be sold separately. Sales prices for contractual elements are determined by reference to objective and reliable evidence of their sales price. Licence and support fee revenues are recognised rateably over the period of the related agreement. Revenue from software services is recognised using the percentage of completion method based on the relationship between hours incurred and the total estimated hours required to perform the service.

Laboratory service revenue is recognised on a fee-for-service basis. The Group accounts for laboratory service contracts as multiple element arrangements, with contractual elements comprising laboratory kits and laboratory testing, each of which can be sold separately. Fair values for contractual elements are determined by reference to objective and reliable evidence of their fair values. Non-refundable set-up fees are allocated as additional consideration to the contractual elements based on the proportionate fair values of each of these elements. Revenues for contractual elements are recognised on the basis of the number of deliverable units completed in the period.

Contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, volume of services or conditions of the contract. Renegotiated amounts are recognised as revenue by revision to the total contract value arising as a result of an authorised customer change order. Provisions for losses to be incurred on contracts are recognised in full in the period in which it is determined that a loss will result from performance of the contractual arrangement.

The difference between the amount of revenue recognised and the amount billed on a particular contract is included in the statement of financial position as unbilled revenue.  Normally, amounts become billable upon the achievement of certain milestones, in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognised over the period in which the specified contractual obligations are fulfilled.  Amounts included in unbilled revenue are expected to be collected within one year and are included within current assets. Advance billings to customers, for which revenue has not been recognised, are recognised as payments on account within current liabilities.

In the event of contract termination, if the value of work performed and recognised as revenue is greater than aggregate milestone billings at the date of termination, cancellation clauses provide that the Group is paid for all work performed to the termination date.

Reimbursable expenses

Reimbursable expenses comprise investigator payments and certain other costs which are reimbursed by clients under terms specific to each contract and are deducted from gross revenue in arriving at net revenue. Investigator payments are accrued based on patient enrolment over the life of the contract.  Investigator payments are made based on predetermined contractual arrangements, which may differ from the accrual of the expense.

Statement of Accounting Policies (continued)

Direct costs

Direct costs consist of compensation, associated employee benefits and share-based payments for project-related employees and other direct project-related costs.

Other operating expenses

Other operating expenses consist of compensation, associated employee benefits and share-based payments for non-project-related employees and other indirect costs associated with the business. Other operating expenses also includes depreciation expense and the amortisation of intangible assets.

Exceptional items

The Company has used the term “exceptional” to describe certain items which, in management’s view, warrant separate disclosure by virtue of their size or incidence, or due to the fact that certain gains or losses are determined to be non-recurring in nature.  Exceptional items may include restructuring, significant impairments, and material changes in estimates.

Research and development credits

Research and development credits that are provided under the income tax law of the jurisdictions in which the Group operates generally are recognised as a reduction of income tax expense.  However, certain tax jurisdictions provide refundable credits that are not dependent on the Group’s ongoing tax status or tax position.  In these circumstances the credits are recognised in the income statement in the same periods in which the expenditure to which they related to is charged as a deduction against the related expense.

Financing expense

Financing expense comprises interest payable on borrowings calculated using the effective interest rate method, finance charges on finance leases, foreign exchange gains and losses on bank loans, non-cash finance charges in respect of contingent consideration and gains and losses on hedging instruments that are recognised in the income statement.

Financing expense also includes fees paid on the establishment of loan facilities which are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. These fees are deferred and recognised in the Statement of Financial Position and are then amortised to the Consolidated Income Statement over the term the facility is available to the Group.

Financing income

Interest income is recognised in the income statement as it accrues, using the effective interest rate method and includes interest receivable on funds invested.

Income tax

Income tax expense in the income statement represents the sum of income tax currently payable and deferred income tax.

Income tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and further excludes items that are not taxable or deductible. The Group’s liability for income tax is calculated using rates that have been enacted or substantially enacted at the reporting date. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Statement of Accounting Policies (continued)

Income tax (continued)

Deferred income tax is provided, using the liability method, on all differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes except those arising from non-deductible goodwill or on initial recognition of an asset or liability which affects neither accounting nor taxable profit.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is expected to be realised or the liability to be settled.

Deferred tax assets are recognised for all deductible differences, carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilised. The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit would be available to allow all or part of the deferred income tax asset to be utilised.

Earnings per ordinary share

Basic earnings per share is computed by dividing the profit for the financial year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the financial period.

Diluted earnings per share is computed by dividing the profit for the financial year attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares in issue after adjusting for the effects of all potential dilutive ordinary shares that were outstanding during the financial period.

Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group determines and presents operating segments based on the information that internally is provided to the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Operating Officer (COO) who together are considered the Group’s chief operating decision makers. An operating segment’s operating results are reviewed regularly by the CEO, CFO and COO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

Segment results that are reported to the CEO, CFO and COO include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment and intangible assets other than goodwill.

Consolidated Income Statement

		Year ended	Year ended	Year ended	Year ended	Year ended	Year ended
		31 December	31 December	31 December	31 December	31 December	31 December
	Note	2014	2014	2014	2013	2013	2013
		Excluding		Including	Excluding		Including
		Exceptional	Exceptional	Exceptional	Exceptional	Exceptional	Exceptional
Continuing		items	items	items	items	items	items
Operations		$’000	$’000	$’000	$’000	$’000	$’000

Gross revenue		2,030,286	-	2,030,286	1,784,345	-	1,784,345
Reimbursable expenses		(526,970)	-	(526,970)	(448,287)	-	(448,287)
Net revenue	1	1,503,316	-	1,503,316	1,336,058	-	1,336,058

Direct costs	7	(902,956)	-	(902,956)	(845,146)	(3,791)	(848,937)
Other operating expenses	7	(389,106)	(8,796)	(397,902)	(360,285)	(5,242)	(365,527)
Operating profit		211,254	(8,796)	202,458	130,627	(9,033)	121,594

Financing income	3	1,151	-	1,151	986	-	986
Financing expense	4	(785)	-	(785)	(1,288)	-	(1,288)

Profit before taxation	2	211,620	(8,796)	202,824	130,325	(9,033)	121,292
Income tax expense	5	(27,798)	-	(27,798)	(16,084)	1,850	(14,234)

Profit for the financial year		183,822	(8,796)	175,026	114,241	(7,183)	107,058

Attributable to:

Equity holders of the Company	24	183,822	(8,796)	175,026	114,241	(7,183)	107,058

Earnings per ordinary share
Basic	6	-	-	2.85	-	-	1.76

Diluted	6	-	-	2.76	-	-	1.71

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

Consolidated Statement of Comprehensive Income
for the year ended 31 December 2014

		Year ended	Year ended
		31 December	31 December
	Note	2014	2013
		$’000	$’000

Other Comprehensive Income

Items that will not be reclassified to profit or loss:

Re-measurement of post-employment benefit obligations	9	(3,850)	1,439

Total items that will not be reclassified to profit or loss		(3,850)	1,439

Items that are or may be reclassified subsequently to profit or loss:

Currency translation differences	24	(45,038)	10,725

Currency impact on long-term intercompany funding	24	9,806	(1,046)

Tax on currency impact on long-term funding	24	(178)	(87)

Unrealised capital gain/(loss) on investments	24	20	(239)

Total items that are or may be reclassified to profit or loss		(35,390)	9,353

Other comprehensive (loss)/income for the year, net of tax		(39,240)	10,792

Profit for the financial year		175,026	107,058

Total comprehensive income for the financial year		135,786	117,850

Attributable to:
Equity holders of the Company		135,786	117,850

Total comprehensive income for the financial year		135,786	117,850

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

Consolidated Statement of Financial Position
as at 31 December 2014

		31 December	31 December
	Note	2014	2013
ASSETS		$’000	$’000
Non-current assets
Property, plant and equipment	11	109,829	120,624
Intangible assets – goodwill and other	12	565,408	443,092
Other non-current assets	16	17,089	12,307
Deferred tax assets	5	45,728	30,337
Total non-current assets		738,054	606,360

Current assets
Inventories	14	1,664	2,198
Accounts receivable	15	370,956	342,581
Unbilled revenue		146,163	113,239
Other current assets	16	38,786	31,306
Current taxes receivable		30,776	34,221
Current asset investments	17	97,100	138,317
Cash and cash equivalents	18	118,900	182,519
Total current assets		804,345	844,381

Total assets		1,542,399	1,450,741

EQUITY
Share capital	23	5,037	5,168
Share premium		221,965	199,785
Share based payment reserve	24	70,178	52,407
Capital redemption reserve	24	305	100
Other reserves	24	6,741	8,068
Foreign currency translation reserve	24	(31,205)	4,205
Current asset investment - fair value reserve	24	20	-
Retained earnings	24	700,154	659,817
Total equity attributable to equity holders		973,195	929,550

LIABILITIES
Non-current liabilities
Non-current other liabilities	19	14,295	12,557
Deferred tax liabilities	5	4,387	2,143
Total non-current liabilities		18,682	14,700

Current liabilities
Accounts payable		2,795	4,597
Payments on account		280,097	297,347
Accrued and other liabilities	19	247,388	189,167
Provisions	20	3,704	5,675
Current tax payable		16,538	9,705
Total current liabilities		550,522	506,491

Total liabilities		569,204	521,191

Total equity and liabilities		1,542,399	1,450,741

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

Consolidated Statement of Changes in Equity
for the year ended 31 December 2014

	Number	Share	Share	Capital	Share Based	Other	Currency	Current Asset Investment	Retained
	of shares	Capital	Premium	Redemption Reserve	Payment Reserve	Reserves	Reserve	Fair value Reserve	Earnings	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2014	61,587,257	5,168	199,785	100	52,407	8,068	4,205	-	659,817	929,550
Total comprehensive income for the year:
Profit for the year	-	-	-	-	-	-	-	-	175,026	175,026
Other Comprehensive Income:
Foreign currency translation	-	-	-	-	-	-	(45,038)	-	-	(45,038)
Currency impact on long-term funding	-	-	-	-	-	-	9,806	-	-	9,806
Tax on currency impact of long term funding	-	-	-	-	-	-	(178)	-	-	(178)
Unrealised capital loss on investments	-	-	-	-	-	-	-	20	-	20
Employee benefits	-	-	-	-	-	-	-	-	(3,850)	(3,850)

Total other comprehensive income	-	-	-	-	-	-	(35,410)	20	(3,850)	(39,240)

Total comprehensive income for the year	-	-	-	-	-	-	(35,410)	20	171,176	135,786
Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	-	22,727	-	-	-	-	22,727
Exercise of share options	926,407	74	22,182	-	-	-	-	-	-	22,256
Issue of Restricted Share Units	233,726	-	18	-	-	-	-	-	-	18
Share issue costs	-	-	(20)	-	-	-	-	-	-	(20)
Repurchase of ordinary shares	(2,640,610)	(205)	-	205	-	-	-	-	(140,030)	(140,030)
Share repurchase costs	-	-	-	-	-	-	-	-	(1,032)	(1,032)
Tax benefit excess on exercise of options	-	-	-	-	2,404	-	-	-	-	2,404
Deferred tax movement on unexercised options	-	-	-	-	1,536	-	-	-	-	1,536
Transfer of exercised and expired share–based awards	-	-	-	-	(8,896)	-	-	-	8,896	-
Non-distributable reserves	-	-	-	-	-	(1,327)	-	-	1,327	-

Total contributions by and distributions to owners	(1,480,477)	(131)	22,180	205	17,771	(1,327)	-	-	(130,839)	(92,141)

Total transactions with owners	(1,480,477)	(131)	22,180	205	17,771	(1,327)	-	-	(130,839)	(92,141)

Balance at 31 December 2014	60,106,780	5,037	221,965	305	70,178	6,741	(31,205)	20	700,154	973,195

Consolidated Statement of Changes in Equity
for the year ended 31 December 2013

	Number	Share	Share	Capital	Share Based	Other	Currency	Current Asset Investment	Retained
	of shares	Capital	Premium	Redemption Reserve	Payment Reserve	Reserves	Reserve	Fair value Reserve	Earnings	Total
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2013	60,287,498	5,067	172,963	100	45,179	7,988	(5,387)	239	540,292	766,441
Total comprehensive income for the year:
Profit for the year	-	-	-	-	-	-	-	-	107,058	107,058
Other Comprehensive Income:
Foreign currency translation	-	-	-	-	-	-	10,725	-	-	10,725
Currency impact on long-term funding	-	-	-	-	-	-	(1,046)	-	-	(1,046)
Tax on currency impact of long term funding	-	-	-	-	-	-	(87)	-	-	(87)
Unrealised capital loss on investments	-	-	-	-	-	-	-	(239)	-	(239)
Employee benefits	-	-	-	-	-	-	-	-	1,439	1,439

Total other comprehensive income	-	-	-	-	-	-	9,592	(239)	1,439	10,792

Total comprehensive income for the year	-	-	-	-	-	-	9,592	(239)	108,497	117,850
Transactions with owners, recorded directly in equity
Share-based payment	-	-	-	-	13,366	-	-	-	-	13,366
Exercise of share options	1,249,759	101	26,888	-	-	-	-	-	-	26,989
Issue of Restricted Share Units	50,000	-	4	-	-	-	-	-	-	4
Share issue costs	-	-	(70)	-	-	-	-	-	-	(70)
Tax benefit excess on exercise of options	-	-	-	-	1,651	-	-	-	-	1,651
Deferred tax movement on unexercised options	-	-	-	-	3,319	-	-	-	-	3,319
Transfer of exercised and expired share–based awards	-	-	-	-	(11,108)	-	-	-	11,108	-
Non-distributable reserves	-	-	-	-	-	80	-	-	(80)	-

Total contributions by and distributions to owners	1,299,759	101	26,822	-	7,228	80	-	-	11,028	45,259

Total transactions with owners	1,299,759	101	26,822	-	7,228	80	-	-	11,028	45,259

Balance at 31 December 2013	61,587,257	5,168	199,785	100	52,407	8,068	4,205	-	659,817	929,550

Further details of the reserves above are detailed in note 24

Consolidated Statement of Cash Flows
for the year ended 31 December 2014

	Note	Year ended	Year ended
		31 December	31 December
		2014	2013
		$’000	$’000
Profit for the financial year		175,026	107,058
Adjustments to reconcile net income to net cash generated from operating activities
Loss on disposal of property, plant and equipment		248	662
Depreciation	11	23,138	24,196
Amortisation of intangible assets	12	29,404	22,318
Amortisation of grants		(213)	(349)
Share based payment	10	22,359	13,734
Financing income	3	(1,151)	(986)
Financing expense	4	785	1,288
Defined benefit pension service costs	9	91	251
Defined benefit pension finance costs		231	189
Defined benefit past service cost		359	-
Income tax expense	5	27,798	14,234
Operating cash inflow before changes in working capital		278,075	182,595

Increase in accounts receivable		(7,032)	(37,538)
Increase in unbilled revenue		(13,671)	(4,015)
Increase in other current assets		(8,367)	(3,301)
Increase in other non current assets		(2,264)	(1,146)
Decrease in inventory		534	765
Decrease in accounts payable		(11,006)	(2,057)
(Decrease)/increase in payments on account		(47,548)	76,066
(Decrease)/increase in accrued and other liabilities and provisions		(5,293)	20,940
Increase in non current other liabilities and provisions		988	899
Cash provided by operations		184,416	233,208
Income taxes paid		(17,829)	(14,103)
Employer contribution defined benefit pension scheme	9	(155)	(225)
Interest received		4,050	2,894
Interest paid		(533)	(547)
Receipt of government grants		-	225
Net cash inflow from operating activities		169,949	221,452
Investing activities
Purchase of property, plant and equipment		(18,798)	(18,040)
Purchase of intangible assets		(13,982)	(11,448)
Purchase of subsidiary undertakings		(124,301)	(93,553)
Cash acquired with subsidiary undertakings		3,527	1,039
Sale of current asset investments		102,565	109,795
Purchase of current asset investments		(61,328)	(172,168)
Net cash used in investing activities		(112,317)	(184,375)
Financing activities
Tax benefit from the exercise of share options		2,404	1,651
Proceeds from exercise of share options		22,274	26,993
Share issuance costs		(20)	(70)
Repurchase of ordinary shares		(140,030)	-
Share repurchase costs		(1,032)	-
Net cash (used in)/ provided by financing activities		(116,404)	28,574
Net (decrease)/increase in cash and cash equivalents		(58,772)	65,651
Effect of exchange rate changes		(4,847)	2,821
Cash and cash equivalents at start of year		182,519	114,047
Cash and cash equivalents at end of year		118,900	182,519

Notes to Consolidated Financial Statements
for the year ended 31 December 2014

1. Segmental information

The Group is a contract research organisation (“CRO”), providing outsourced development services on a global basis to the pharmaceutical, biotechnology and medical device industries. It specialises in the strategic development, management and analysis of programmes that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Group has expanded predominately through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process. The Group has the ability to conduct clinical trials in most major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. These services include clinical trials management, biometric activities, laboratory services, consulting, imaging, contract staffing, and informatics.

The Group determines and presents operating segments in accordance with IFRS 8 Operating Segments based on the information that internally is provided to the Chief Executive Officer (CEO), Chief Financial Officer (CFO) and Chief Operating Officer (COO) who together are considered the Group’s chief operating decision makers. The Group has determined that it has one operating segment - Clinical Research.

The Group’s listing for its shares is the NASDAQ market in the United States.  Consequently, information reviewed by the chief operating decision makers is prepared in accordance with US generally accepted accounting principles (“US GAAP”) however the information presented below is prepared in accordance with IFRS reporting standards. Reconciliations of the Group’s profit for the financial year and shareholders’ equity from US GAAP to IFRS are set out on pages 117 to 120 of this report.

The Company's areas of operation outside of Ireland include the United States, United Kingdom, France, Germany, Italy, Spain, The Netherlands, Sweden, Turkey, Poland, Czech Republic, Lithuania, Latvia, Russia, Ukraine, Hungary, Israel, Romania, Switzerland, Canada, Mexico, Brazil, Colombia, Argentina, Chile, Peru, India, China, South Korea, Japan, Thailand, Taiwan, Singapore, The Philippines, Australia, New Zealand, and South Africa.

1. Segmental information

Geographical segment information

	(EU IFRS)	(EU IFRS)
	Year ended	Year ended
	31 December	31 December
	2014	2013
	$’000	$’000
External revenue
Ireland	360,376	272,683
Rest of Europe	372,634	333,543
United States	605,815	582,250
Rest of World	164,491	147,582

Total	1,503,316	1,336,058

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

1. Segmental information (continued)
	(EU IFRS)	(EU IFRS)
	Year ended	Year ended
	31 December	31 December
	2014	2013
	$’000	$’000
Non-current assets
Ireland	145,129	165,902
Europe	132,307	134,849
United States	431,864	276,197
Rest of World	28,754	29,412

Total	738,054	606,360
Major customers

The following table sets forth the clients which represented 10% or more of the Group's net revenue in each of the periods set out below.

	31 December	31 December
	2014	2013

Client A	31%	26%

Client B	-	*	10%

* Net revenue did not exceed 10%.

2. Profit before taxation

Profit before taxation is stated after charging the following:

	Year ended 31 December 2014			Year ended 31 December 2013
	Group auditor	Affiliated firms	Total	Group auditor	Affiliated firms	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Auditors’ remuneration:
Audit fees (1) (2)	1,545	330	1,875	1,183	314	1,497
Other assurance fees (3)	171	102	273	31	109	140
Tax advisory fees (4)	878	826	1,704	723	96	819
Other non-audit fees (5)	156	-	156	78	-	78

Total fees	2,750	1,258	4,008	2,015	519	2,534

(1)	Audit fees include annual audit fees for ICON plc and companies based in Ireland and the US.
(2)	Audit fees for the Company for the year is set at $30,000 (2013: $30,000)
(3)	Other assurance fees principally consist of fees for the audit of remaining subsidiaries and fees for the audit of the financial statements of employee benefit plans.
(4)	Tax advisory fees are for tax compliance and tax advisory services.
(5)	Other non-audit fee principally consist of fees for financial due diligence.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

2. Profit before taxation (continued)

	Year ended	Year ended
	31 December	31 December
	2014	2013
	$’000	$’000
Directors’ emoluments
Fees	1,161	798
Other emoluments and benefits in kind	6,658	2,470
Pension contributions	148	118
Share based payments	5,982	3,666

Total Directors’ emoluments	13,949	7,052
For additional information regarding Directors’ shareholdings, share options and compensation, please refer to note 8 – Payroll and related benefits.

	Year ended	Year ended
	31 December	31 December
	2014	2013
	$’000	$’000
Depreciation and amortisation
Depreciation of property, plant and equipment	23,138	24,196
Amortisation of intangible assets	29,404	22,318

Total depreciation and amortisation	52,542	46,514

Operating lease rentals
	Year ended	Year ended
	31 December	31 December
	2014	2013
	$’000	$’000

Premises	46,654	45,976
Motor vehicles	6,339	7,244
Plant and equipment	1,299	1,645

Total operating lease rentals *	54,292	54,865

Government grants
Government grants	-	225

Total government grants	-	225
* Operating lease rentals includes rate expenses incurred during the year.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

3. Financing income

	Year ended	Year ended
	31 December	31 December
	2014	2013
	$’000	$’000

Interest receivable	1,151	986

	1,151	986

All of the above relates to items not at fair value through profit and loss.

4. Financing expense

	Year ended	Year ended
	31 December	31 December
	2014	2013
	$’000	$’000

Interest and facility fees on bank overdraft and credit facilities	785	1,048
Fair value movement on acquisition contingent consideration	-	240

	785	1,288
All of the above relates to items not at fair value through profit and loss

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

5. Income tax expense

The components of the current and deferred tax expense for the years ended 31 December 2014 and 2013 were as follows:

	Year ended	Year ended
	31 December	31 December
	2014	2013
	$’000	$’000
Current tax expense
Current year
- Ireland	20,780	7,847
- Other	17,680	19,526
Over/Under provided in prior years
- Ireland	(1,218)	1,311
- Other	906	(158)
	38,148	28,526
Deferred tax credit
Origination and reversal of temporary differences	(10,110)	(13,091)
Over provided in prior years	(240)	(1,201)
	(10,350)	(14,292)

Total income tax expense in the consolidated income statement	27,798	14,234

Current tax recognised in equity
Share based payment	(2,404)	(1,651)

Total current tax recognised in equity	(2,404)	(1,651)

Current tax recognised in other comprehensive income
Tax on currency impact on long term funding	178	87

Total current tax recognised in other comprehensive income	178	87

The total tax expense of $27.8 million and $14.2 million for the years ended 31 December 2014 and 31 December 2013 respectively, reflects tax at standard rates on taxable profits in the jurisdictions in which the group operates, foreign withholding tax and the availability of tax losses.

The deferred tax credit of $10.4 million for the year ended 31 December 2014 and the deferred tax credit of $14.3 million for the year ended 31 December 2013, relates to deferred tax arising in respect of net operating losses and temporary differences in capital items, the timing of certain goodwill amortisation on US acquisitions and the timing of tax deductions available relating to the Group’s share based compensation schemes. No deferred tax asset has been recognised on the defined benefit pension scheme as it is not probable that sufficient taxable profit will be available against which the deductible temporary difference can be utilised.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

5. Income tax expense (continued)

A reconciliation of the expected tax expense, computed by applying the standard Irish tax rate to income before tax to the actual tax expense, is as follows:

	Year ended	Year ended
	31 December	31 December
	2014	2013
	$’000	$’000

Profit before tax	202,824	121,292
Irish standard tax rate	12.5%	12.5%

Taxes at Irish standard tax rate	25,353	15,162

Reversal of prior year over provision in respect of
current foreign taxes	(552)	(48)
Foreign and other income taxed at higher rates	2,662	5,514
Recognition of previously unrecognised tax benefits for uncertain tax positions	(1,779)	-
Effect of change in tax rates	543	1,553
Increase in unrecognised tax benefits	2,869	(5,499)
Non taxable income and non tax deductible expenses	1,854	(2,214)
Losses for which no benefit has been recognised	(1,964)	2,389
Research and development tax incentives	(1,810)	(2,598)
Other	623	(25)

Tax expense on profit for the year	27,798	14,234

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

5. Income tax expense (continued)

The net deferred tax asset at 31 December 2014 and 31 December 2013 was as follows:

	31 December	31 December
	2014	2013
	$’000	$’000
Deferred taxation assets
Net operating losses carried forward	8,672	6,696
Accrued expenses and payments on account	37,296	29,458
Property, plant and equipment	3,448	2,161
Deferred compensation	1,853	1,187
Share based payment	17,700	11,287
Other	891	-
Total deferred taxation assets	69,860	50,789
Less: offset against deferred tax liabilities	(24,132)	(20,452)

Deferred tax asset disclosed on Statement of financial position	45,728	30,337

	31 December	31 December
	2014	2013
Deferred taxation liabilities	$’000	$’000

Property, plant and equipment	4,270	6,501
Goodwill and related assets	18,645	14,013
Other intangible assets	3,657	970
Other	-	4
Accruals to cash method adjustment	1,947	1,107
Total deferred taxation liabilities	28,519	22,595
Less: offset against deferred tax assets	(24,132)	(20,452)

Deferred tax liability disclosed on Statement of financial position	4,387	2,143

Net deferred taxation asset	41,341	28,194

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

5. Income tax expense (continued)

The movement in temporary differences during the year ended 31 December 2014 was as follows:

	Balance						Balance
	1 January 2014	Recognised in Income	Recognised on Acquisition	Recognised in Other Comprehensive Income	Recognised in Equity		31 December
	$’000	$’000	$’000	$’000	$’000		$’000
Deferred taxation assets
Net operating loss carry forwards	6,696	(67)	2,043	-	-		8,672
Accrued expenses and payments on account	29,458	7,829	-	-	9	*	37,296
Property, plant and equipment	2,161	1,261	-	-	26	*	3,448
Deferred compensation	1,187	666	-	-	-		1,853
Share based payment	11,287	4,876	-	-	1,537		17,700
Other	-	891	-	-	-		891

Total deferred taxation assets	50,789	15,456	2,043	-	1,572		69,860

Deferred taxation liabilities
Property, plant and equipment	6,501	(3,015)	530	-	254	*	4,270
Goodwill on acquisition	14,013	4,632	-	-	-		18,645
Accruals to cash method adjustment	1,107	840	-	-	-		1,947
Other intangible assets	970	2,687	-	-	-		3,657
Other	4	(38)	34	-	-		-

Total deferred taxation liabilities	22,595	5,106	564		254		28,519

Net deferred taxation asset/(liability)	28,194	10,350	1,479		1,318		41,341
* These adjustments relate to foreign currency translation on the deferred tax assets and liabilities.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

5. Income tax expense (continued)

The movement in temporary differences during the year ended 31 December 2013 was as follows:

	Balance					Balance
	1 January	Recognised	Recognised		Recognised	31 December
	2013	In Income	in Other Comprehensive Income		in Equity	2013
	$’000	$’000	$’000		$’000	$’000
Deferred taxation assets
Net operating loss carry forwards	6,776	(103)	23	*	-	6,696
Accrued expenses and payments on account	19,375	10,075	8	*	-	29,458
Property, plant and equipment	1,875	275	11	*	-	2,161
Deferred compensation	1,136	51	-		-	1,187
Share based payment	3,444	4,524	-		3,319	11,287
Other	98	(98)	-		-	-

Total deferred taxation assets	32,704	14,724	42		3,319	50,789

Deferred taxation liabilities
Property, plant and equipment	6,631	(163)	33	*	-	6,501
Goodwill on acquisition	11,467	2,546	-		-	14,013
Accruals to cash method adjustment	1,237	(130)	-		-	1,107
Other intangible assets	2,707	(1,737)	-		-	970
Other	88	(84)	-		-	4

Total deferred taxation liabilities	22,130	432	33		-	22,595

Net deferred taxation asset/(liability)	10,574	14,292	9		3,319	28,194
*These adjustments relate to foreign currency translation on the deferred tax assets.

Unrecognised deferred tax assets

Deferred tax assets relating to the following net operating losses have not been recognised to the extent that it is considered unlikely that a benefit will be received in the future.

At 31 December 2014, non-US subsidiaries had operating loss carry-forwards for income tax purposes that may be carried forward indefinitely, available to offset against future taxable income, if any, of approximately $76.7million (31 December 2013: $88.5 million). At 31 December 2014, non – US subsidiaries also had additional operating loss carry forwards of $5.8 million which are due to expire between 2015 and 2017.

In total, the Group has unrecognised deferred tax assets at 31 December 2014 of $24.0 million and $22.6 million at 31 December 2013. The Group has not recognised the remaining deferred tax assets because it believes that it is more likely than not that the losses and other deferred tax assets will not be utilised given their history of operating losses.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

5. Income tax expense (continued)

Unrecognised deferred tax liabilities

At 31 December 2014 and 31 December 2013 respectively, there were no recognised or unrecognised deferred tax liabilities for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries. The Group is able to control the timing of the reversal of the temporary differences of its subsidiaries and it is probable that these temporary differences will not reverse in the foreseeable future.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

6. Earnings per share

The following table sets forth the computation for basic and diluted net earnings per share for the year ended 31 December 2014:

	31 December	31 December	31 December	31 December	31 December	31 December
	2014	2014	2014	2013	2013	2013
	$’000	$’000	$’000	$’000	$’000	$’000
	Excluding		Including	Excluding		Including
	Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items	Exceptional items
Numerator computations
Basic and diluted earnings per share
Profit for the period	183,822	(8,796)	175,026	114,241	(7,183)	107,058

Profit attributable to equity holders	183,822	(8,796)	175,026	114,241	(7,183)	107,058

Denominator computations	Number of Shares

Weighted average number of ordinary shares outstanding – basic	61,496,115	61,496,115	61,496,115	60,907,274	60,907,274	60,907,274
Effect of dilutive potential ordinary shares	1,830,295	1,830,295	1,830,295	1,544,503	1,544,503	1,544,503
Weighted average number of ordinary shares outstanding - diluted	63,326,410	63,326,410	63,326,410	62,451,777	62,451,777	62,451,777

Earnings per Share	$	$	$	$	$	$
Basic earnings per ordinary share	2.99	(0.14)	2.85	1.88	(0.12)	1.76
Diluted earnings per ordinary share	2.90	(0.14)	2.76	1.83	(0.12)	1.71
The Company had 558,224 anti-dilutive shares in issue at 31 December 2014 (31 December 2013: 839,189).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

7. Exceptional items

Exceptional items incurred during the year ended 31 December 2014 comprised the following:

	31 December	31 December
	2014	2013
	$’000	$’000

Restructuring charges	8,796	9,033
Income tax	-	(1,850)
Exceptional items (net)	8,796	7,183

Restructuring Charges

A restructuring charge of $8.8 million was recognised during the year ended 31 December 2014. Following the closure of the Company’s European Phase 1 services in 2013, the Company recognised a charge in 2014 in relation to its Manchester, United Kingdom facility; $5.6 million in relation to asset impairments and $3.2 million in relation to an onerous lease charge associated with this facility. We expect this to be paid by 2024.

	Onerous	Asset
	Lease	Impairment	Total
	(in thousands)

Total provision recognised	3,167	5,629	8,796
Asset write-off	-	(5,629)	(5,629)
Cash payments	-	-	-

Provision at December 31, 2014	$3,167	$-	$3,167

Prior Period Restructuring Charges

Restructuring and other items of $9.0 million were recorded during the year ended 31 December 2013. During 2013 the Company conducted a review of its operations. This review resulted in the adoption of an initial restructuring plan, which included the closure of its Phase I facility in Omaha, Nebraska. This followed the expansion of the Company’s Phase I facility in San Antonio, Texas and the consolidation of the Company’s US Phase I capabilities in this location. The restructuring plan also included resource rationalisations in certain areas of the business to improve resource utilisation. A further restructuring plan was also adopted during 2013 which resulted in resource rationalisations in order to improve operating efficiencies and reduce expenses. Details of the movement in this restructuring plan recognised are as follows:

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

7. Exceptional items (continued)

	Workforce	Office
	Reductions	Consolidations	Total
	(in thousands)

Q1 Plan - Initial provision recognised	$3,903	$509	$4,412
Q2 Plan - Initial provision recognised	4,228	393	4,621
Total provision recognised	8,131	902	9,033
Cash payments	(6,544)	(199)	(6,743)
Amounts released	(93)	-	(93)
Foreign exchange movement	(3)	-	(3)

Provision at December 31, 2013	$1,491	$703	$2,194
Cash payments	(1,319)	(337)	(1,656)
Amounts released	-	-	-
Foreign exchange movement	(1)	-	(1)

Provision at December 31, 2014	$171	$366	$537

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

8. Payroll and related benefits

Payroll costs

The aggregate payroll costs of employees of the Group for the year ended 31 December 2014 were as follows:

	Note	Year ended	Year ended
		31 December	31 December
		2014	2013
		$’000	$’000

Wages and salaries		839,264	736,597
Social welfare costs		114,068	110,035
Pension costs for defined contribution pension schemes		32,690	30,109
Pension costs for defined benefit pension schemes	9	681	460
Termination payments		-	8,131
Share based payment*	10	22,359	13,734
Total charge to income		1,009,062	899,066
Re-measurement of post-employment benefit obligations	9	3,850	(1,439)

Total payroll and related benefit costs		1,012,912	897,627
* IFRS 2 Share based Payments requires that the fair value of share options and restricted share units is calculated and amortised over the vesting period of the related share option or restricted share unit.

Average employee numbers

The average number of employees, including executive Directors, employed by the Group during the year ended 31 December 2014 was as follows:

	31 December	31 December
	2014	2013

Marketing	193	190
Administration	1,203	1,288
Clinical research processing	8,766	8,342
Laboratory	462	422

Total	10,624	10,242

Directors’ remuneration

Remuneration policy
The Compensation and Organisation Committee seeks to achieve the following goals with the Company’s executive compensation programs: to attract, motivate and retain key executives and to reward executives for value creation. The Committee seeks to foster a performance-oriented environment by ensuring that a significant portion of each executive’s cash and equity compensation is based on the achievement of performance targets that are important to the Company and its shareholders.

The Company’s executive compensation program has three main elements: base salary, a bonus plan and equity incentives in the form of share related awards granted under the Company’s equity incentive plans. All elements of key executives compensation are determined by the Compensation and Organisation Committee based on the achievement of the Group’s and individual performance objectives.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

8. Payroll and related benefits (continued)

Non-Executive Directors’ remuneration
Outside Directors are remunerated by way of Directors’ fees and are also eligible for participation in the share option scheme. Each Outside Director (excluding the Board Chairman) is paid an annual retainer of $60,000 and additional fees for Board Committee service.  The Board Chairman is paid $563,000 annually and does not receive additional payment for Board Committee service.  Outside Directors are not eligible for performance related bonuses and no pension contributions are made on their behalf. The Compensation and Organisation Committee sets non-Executive remuneration.

Executive Directors’ and Key Executive Officers’ remuneration
Total cash compensation is divided into a base salary portion and a bonus incentive portion. Base salary is established based on peer group and is adjusted based on individual performance, experience and the importance of the role. The Committee targets total cash compensation with regard to Healthcare/ biopharmaceutical companies of similar market capitalisation and peer CRO companies, adjusted upward or downward based on individual performance and experience and level of responsibility. The Compensation and Organisation Committee believes that the higher the executive’s level of responsibility within the Company, the greater the percentage of the executive’s compensation that should be tied to the Company’s performance. Target bonus incentive for executive officers range between 60% and 100% with actual pay outs ranging from 90% to 150% of salary based on group and individual performance.

During the year ended 31 December 2014 an additional cash bonus of $5.9 million was awarded by the Compensation and Organisation Committee to Mr. Ciaran Murray Chief Executive Officer ($3.6 million), Mr. Brendan Brennan Chief Financial Officer ($0.9 million) and Dr. Steve Cutler Chief Operating Officer ($1.4 million), to reflect their contribution to the exceptional performance of the Company during 2014. The additional bonus is included within Other Liabilities in the Consolidated Balance Sheet at December 31, 2014. This amount has been paid in 2015 to date.

During the year ended 31 December 2012 an additional bonus of $9.5 million was awarded by the Compensation and Organisation Committee to Mr. Ciaran Murray Chief Executive Officer ($5.5 million), Mr. Brendan Brennan Chief Financial Officer ($1.5 million) and Dr. Steve Cutler Chief Operating Officer ($2.5 million), to reflect their contribution to the successful turnaround in the performance of the Company during 2012 and the creation of a platform to enable the delivery of long-term sustainable returns to the Company’s shareholders.  The bonus was payable in either cash or ordinary shares of the Company, at the discretion of the Committee, over the period up to 31 December 2015.   $6.4 million was paid under this plan to 31 December 2014. The remaining $3.1 million is included within Other Liabilities in the Consolidated  Balance Sheet at 31 December 2014. This amount has been paid in 2015 to date.

The Company’s executives are eligible to receive equity incentives, including share options, restricted share units and performance share units, granted under the Company’s equity incentive plans. If executives receive equity incentive grants, they are normally approved annually at the first regularly scheduled meeting of the Committee in the fiscal year. The grant date is determined by the Committee, and grants are awarded at the closing price on the day of grant. Newly hired executives may receive sign-on grants, if approved by the Committee. In addition, the Committee may, in its discretion, issue additional equity incentive awards to executives if the Committee determines such awards are necessary to ensure appropriate incentives are in place. The number of equity awards granted to each participant is determined primarily by the Committee at the start of each year based on peer groups and advice from independent compensation consultants. The Company granted equity incentive awards to executive officers in its fiscal years ended 31 December 2013 and 31 December 2014.

All executive officers are eligible to participate in applicable pension plans. The Company’s contributions are generally a fixed percentage of their annual compensation, supplementing contributions by the executive. The Company has the discretion to make additional contributions if deemed appropriate by the Committee. The Company’s contributions are determined at the peer group median of comparable Irish companies and peer CRO companies.  Contributions to this plan are recorded as an expense in the Consolidated Statement of Operations.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

8. Payroll and related benefits (continued)

The Directors, Executive Officers and Company Secretary have the following interests, all of which are beneficial, other than as stated, in the shares and share options of the Company or other Group companies at the following dates:

		Interest at 31 December 2014		Interest at 31 December 2013
Name	Name of company and description of shares	Number of shares	Options	Number of shares	Options

Thomas Lynch	ICON plc
	Ordinary Shares €0.06	4	23,000	4	19,000

Ciaran Murray	ICON plc
	Ordinary Shares €0.06	15,149	353,901	-	368,873

Brendan Brennan	ICON plc
	Ordinary Shares €0.06	3,025	58,996	-	43,233

Dr. Steve Cutler	ICON plc
	Ordinary Shares €0.06	-	138,299	-	103,539

Dr. John Climax	ICON plc
	Ordinary Shares €0.06	1,357,568	78,500	1,357,568	80,500

Dr. Ronan Lambe	ICON plc
	Ordinary Shares €0.06	400	22,500	400	14,500

Prof. Dermot Kelleher	ICON plc
	Ordinary Shares €0.06	-	18,500	-	16,500

Declan McKeon	ICON plc
	Ordinary Shares €0.06	-	19,500	-	9,500

Prof William Hall	ICON plc
	Ordinary Shares €0.06	-	17,500	-	7,500

Mary Prendergast	ICON plc
	Ordinary Shares €0.06	-	10,000	-	-

Dr. Hugh Brady	ICON plc
	Ordinary Shares €0.06	-	10,000	-	-

Diarmaid Cunningham	ICON plc
	Ordinary Shares €0.06	-	25,825	-	22,075

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

8. Payroll and related benefits (continued)

Further details regarding the above share options are as follows:

Name	Options	Exercise price	Grant date	Expiry date

Thomas Lynch	2,000 2,000 2,000 2,000 5,000 10,000	$35.33 $24.46 $20.28 $22.30 $32.37 $40.83	26 February 2008 4 March 2010 3 March 2011 27 April 2012 1 May 2013 23 May 2014	26 February 2016 4 March 2018 3 March 2019 27 April 2020 1 May 2021 23 May 2022

Ciaran Murray	14,000 3,400 12,000 18,000 90,000 40,000 77,873 31,344 67,284	$35.33 $22.26 $24.46 $20.28 $16.80 $22.30 $32.37 $47.03 $48.67	26 February 2008 25 February 2009 4 March 2010 3 March 2011 31 October 2011 27 April 2012 1 May 2013 3 March 2014 17 March 2014	26 February 2016 25 February 2017 4 March 2018 3 March 2019 31 October 2019 27 April 2020 1 May 2021 3 March 2022 17 March 2022

Brendan Brennan	420 3,000 4,000 20,000 15,813 5,014 10,749	$22.26 $24.46 $20.28 $20.59 $32.37 $47.03 $48.67	25 February 2009 4 March 2010 3 March 2011 22 February 2012 1 May 2013 3 March 2014 17 March 2014	25 February 2017 4 March 2018 3 March 2019 22 February 2020 1 May 2021 3 March 2022 17 March 2022

Dr. Steve Cutler	18,000 27,000 43,539 15,823 33,937	$17.17 $20.59 $32.37 $47.03 $48.67	7 November 2011 22 February 2012 1 May 2013 3 March 2014 17 March 2014	7 November 2019 22 February 2020 1 May 2021 3 March 2022 17 March 2022

Dr. John Climax	10,000 50,000 2,000 2,000 2,000 2,500 10,000	$35.33 $15.84 $24.46 $20.28 $22.30 $32.37 $40.83	26 February 2008 30 April 2009 4 March 2010 3 March 2011 27 April 2012 1 May 2013 23 May 2014	26 February 2016 30 April 2017 4 March 2018 3 March 2019 27 April 2020 1 May 2021 23 May 2022

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

8. Payroll and related benefits (continued)

Name	Options	Exercise price	Grant date	Expiry date
Dr. Ronan Lambe	2,000 2,000 2,000 2,000 2,000 2,500 10,000	$35.33 $22.26 $24.46 $20.28 $22.30 $32.37 $40.83	26 February 2008 25 February 2009 4 March 2010 3 March 2011 27 April 2012 1 May 2013 23 May 2014	26 February 2016 25 February 2017 4 March 2018 3 March 2019 27 April 2020 1 May 2021 23 May 2022

Prof. Dermot Kelleher	2,000 2,000 2,000 2,500 10,000	$24.46 $20.28 $22.30 $32.37 $40.83	4 March 2010 3 March 2011 27 April 2012 1 May 2013 23 May 2014	4 March 2018 3 March 2019 27 April 2020 1 May 2021 23 May 2022

Declan McKeon	3,000 2,000 2,000 2,500 10,000	$29.45 $20.28 $22.30 $32.37 $40.83	29 April 2010 3 March 2011 27 April 2012 1 May 2013 23 May 2014	29 April 2018 3 March 2019 27 April 2020 1 May 2021 23 May 2022

Professor William Hall	7,500 10,000	$32.37 $40.83	1 May 2013 23 May 2014	1 May 2021 23 May 2022

Mary Pendergast	10,000	$40.83	23 May 2014	23 May 2022

Dr. Hugh Brady	10,000	$40.83	23 May 2014	23 May 2022

Diarmaid Cunningham	400 2,000 9,000 6,275 2,591 5,559	$24.46 $20.28 $20.59 $32.37 $47.03 $48.67	4 March 2010 3 March 2011 22 February 2012 1 May 2013 3 March 2014 17 March 2014	4 March 2018 3 March 2019 22 February 2020 1 May 2021 3 March 2022 17 March 2022

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

8. Payroll and related benefits (continued)

The following Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) have been awarded to the Directors, Executive Officer and Company Secretary:

Name	RSUs	Award date	Vesting Date	PSUs(1)	Award Date	Vesting date

Ciaran Murray	50,000 31,149 31,149	10 February 2011 1 May 2013 1 May 2013	10 February 2016 1 May 2015 1 May 2016	62,299 63,638	1 May 2013 3 March 2014	1 May 2016 3 March 2017

Brendan Brennan	20,000 6,325 6,325	21 February 2012 1 May 2013 1 May 2013	3 March 2015 1 May 2015 1 May 2016	12,650 10,179	1 May 2013 3 March 2014	1 May 2016 3 March 2017

Steve Cutler	30,000 17,415 17,415	21 February 2012 1 May 2013 1 May 2013	3 March 2015 1 May 2015 1 May 2016	34,831 32,125	1 May 2013 3 March 2014	1 May 2016 3 March 2017

Diarmaid Cunningham	10,000 2,510 863 863 865	21 February 2012 1 May 2013 3 March 2014 3 March 2014 3 March 2014	3 March 2015 1 May 2016 3 March 2015 3 March 2016 3 March 2017	5,020 5,183	1 May 2013 3 March 2014	1 May 2016 3 March 2017
(1)
Of the issued PSUs, performance conditions will determine how many of them vest and,  if performance targets are exceeded, additional PSUs will be issued and vest in accordance with the terms of the relevant PSU award.

Directors’ and Company share and share option transactions

Details of transactions entered into by the Directors, Executive Officers and Company Secretary in shares and shares options of the Company during the year ended 31 December 2014 were as follows:

Share options exercised
Name	Number of share options	Average exercise price	Average Market price on date of exercise

Thomas Lynch*	6,000	$21.59	$46.78
Dr. John Climax**	12,000	$21.25	$52.38
Ciaran Murray**	113,600	$19.52	$45.96
Steve Cutler**	15,000	$17.85	$53.19
Dermot Kelleher**	8,000	$32.60	$49.11
Dr. Ronan Lambe**	2,000	$21.25	$54.94
Diarmaid Cunningham **	4,400	$20.87	$47.01
*   Options exercised and shares held.   ** Options exercised and resulting shares sold.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

8. Payroll and related benefits (continued)

Shares sold
	Number of shares	Average Market Price of Shares Sold

Thomas Lynch	6,000	$46.18

RSUs vested and sold

	Number of shares	Average Market Price of Shares Sold

Steve Cutler	47,415	$49.11
Brendan Brennan	3,300	$38.52
Ciaran Murray	116,000	$49.77

The market price of the Company’s ordinary shares during the year ended 31 December 2014 moved in the range of $35.33 to $59.81 (year ended 31 December 2013: in the range of $26.70 to $44.23).  The closing share price at 31 December 2014 was $50.99 (at 31 December 2013 $40.42).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

8. Payroll and related benefits (continued)

Summary compensation table - Year ended 31 December 2014

Name	Year	Salary	Company pension contribution*	Performance related compensation		All other compensation	Subtotal	Share-based payments	Directors’ Fees	Total compensation
		$’000	$’000	$’000		$’000	$’000	$’000	$’000	$’000
Thomas Lynch	2014	-	-	-		-	-	59	601	660
Ciaran Murray	2014	1,184	148	5,427	****	47	6,806	5,544	-	12,350
John Climax	2014	-	-	-		-	-	49	68	117
Ronan Lambe	2014	-	-	-		-	-	49	68	117
Dermot Kelleher	2014	-	-	-		-	-	49	88	137
Declan McKeon	2014	-	-	-		-	-	50	113	163
Cathrin Petty*	2014	-	-	-		-	-	54	3	57
William Hall	2014	-	-	-		-	-	62	109	171
Mary Pendergast**	2014	-	-	-		-	-	33	71	104
Hugh Brady ***	2014	-	-	-		-	-	33	40	73
Total	2014	1,184	148	5,427		47	6,806	5,982	1,161	13,949

*	Resigned on 24 January 2014
**	Appointed 18 February 2014
***	Appointed 29 April 2014
****	Includes $3.6 million in respect of the additional 2014 bonus plan. Excludes $2.0 million which was paid during 2014 under the terms of the 2012 long-term incentive plan.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

8. Payroll and related benefits (continued)

Summary compensation table - Year ended 31 December 2013

Name	Year	Salary	Company pension contribution*	Performance related compensation	All other compensation	Subtotal	Share-based payments	Directors’ Fees	Total compensation
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Thomas Lynch**	2013	-	-	-	-	-	30	315	345
Bruce Given***	2013	-	-	-	-	-	113	38	151
Ciaran Murray	2013	945	118	1,485	40	2,588	3,390	-	5,978
John Climax	2013	-	-	-	-	-	20	58	78
Ronan Lambe	2013	-	-	-	-	-	21	58	79
Dermot Kelleher	2013	-	-	-	-	-	22	78	100
Declan McKeon	2013	-	-	-	-	-	22	97	119
Cathrin Petty	2013	-	-	-	-	-	21	78	99
William Hall	2013						27	76	103
Total	2013	945	118	1,485	40	2,588	3,666	798	7,052

*	The pension contributions above represent contributions paid by the Company to a defined contribution pension scheme.
**	Appointed Chairman on 1 January 2013.
***	Retired on 22 July 2013.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

9. Retirement benefit obligations

The Group operates a number of defined contribution schemes and a defined benefit pension scheme.  The Group accounts for pensions in accordance with IAS 19R Employee Benefits (“IAS 19R”).

(i)	Defined Contribution Schemes

Certain employees of the Group are eligible to participate in a defined contribution plan (the "Plan"). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Group matches each participant's contributions typically at 6% of the participant's annual compensation. Contributions to this plan are recorded, as a remuneration expense in the consolidated Income Statement. Contributions for the year ended 31 December 2014 and year ended 31 December 2013 were $22,582,000and $20,293,000 respectively.

The Group's United States operations maintain a retirement plan (the "U.S. Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Group matches 50% of each participant's contributions and each participant can contribute up to 6% of their annual compensation. Contributions to the U.S. Plan are recorded, in the year contributed, as an expense in the consolidated Income Statement. Contributions for the year ended 31 December 2014 and year ended 31 December 2013 were $10,514,000and $9,816,000 respectively.

(ii)	Defined Benefit Plans

One of the Group’s subsidiaries, ICON Development Solutions Limited, which was acquired by the Group in 2003, operates a defined benefit pension plan in the United Kingdom for certain of its employees, which is now closed to new members.

The plan is managed externally and the related pension costs and liabilities are assessed in accordance with the advice of a professionally qualified actuary.  Plan assets at 31 December 2014 and 31 December 2013 consist of units held in independently administered funds.

Financial assumptions

The following assumptions were used in determining the fair value of the plan assets and the present value of the projected benefit obligation at 31 December 2014:

	31 December	31 December
	2014	2013

Discount rate	3.60%	4.70%
Inflation rate	3.10%	3.50%
Future pension increases	3.00%	3.40%
Future salary increases	3.60%	4.00%

The discount rate is determined by reference to UK long dated government and corporate bond yields at the balance sheet date.  This is represented by the iboxx corporate bond over 15 year index plus 20 basis points.  At 31 December 2014 the Company, with input from its actuarial advisors, refined its estimate of the discount rate used in calculating the benefit obligation and reduced the premium over iboxx from 30 basis points to 20 to reflect the change in the shape of the yield curve.  This change had an impact of reducing the net obligation by $779,000.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

9. Retirement benefit obligations (continued)

The following assumptions were used at the commencement of the year in determining the net periodic pension cost for the year ended 31 December 2014:

	31 December	31 December
	2014	2013

Discount rate	4.70%	4.60%
Future salary increases	4.00%	3.40%

Mortality assumptions

Assumptions regarding mortality experience are set based on actuarial advice in accordance with published statistics and experience. The mortality assumptions adopted at 31 December 2014 are 130% of the standard tables PNxA00, Year of Birth, no age rating for males and females, projected using long cohort improvements with a floor of 1.00% p.a. These imply the following life expectancies, for persons retiring at age 62:

	31 December	31 December
	2014	2013

Male retiring in 2014	24.8 years	24.8 years
Female retiring in 2014	27.4 years	27.4 years
Male retiring in 2034	26.8 years	26.8 years
Female retiring in 2034	29.3 years	29.3 years

Consolidated Financial Statements

Movement in the net benefit obligation recognised in non-current other liabilities was as follows:

	Present Value of Obligations $’000	Fair Value of Plan Assets $’000	Total $’000
At 1 January 2014	(24,958)	21,422	(3,536)
Current service costs	(91)	-	(91)
Interest expense/(income)	(1,235)	1,004	(231)
Past Service Cost	(359)	-	(359)
	(26,643)	22,426	(4,217)

Re-measurements
Experience adjustment	(1,030)	4,420	3,390
Gain or loss from change in demographic assumptions	-	-	-
Gain or loss from change in financial assumptions	(7,240)	-	(7,240)
	(8,270)	4,420	(3,850)
Exchange differences	2,014	(1,568)	446
Contributions:
- Employers	-	155	155
- Plan participants	(44)	44	-
Benefit payments	68	(68)	-
	24	131	155
At 31 December 2014	(32,875)	25,409	(7,466)

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

9. Retirement benefit obligations (continued)

	Present Value of Obligations $’000	Fair Value of Plan Assets $’000	Total $’000
At 1 January 2013	(22,527)	17,807	(4,720)
Current service costs	(251)	-	(251)
Interest expense/(income)	(1,005)	796	(209)
	(23,783)	18,603	(5,180)
Re-measurements
Experience adjustment	-	2,119	2,119
Gain or loss from change in demographic assumptions	-	-	-
Gain or loss from change in financial assumptions	(680)	-	(680)
	(680)	2,119	1,439
Exchange differences	(525)	505	(20)
Contributions:
- Employers	-	225	225
- Plan participants	(75)	75	-
Benefit payments	105	(105)	-
	30	195	225
At 31 December 2013	(24,958)	21,422	(3,536)

Re-measurements are recognised in the Consolidated Statement of Other Comprehensive Income are as follows:

	Year ended	Year ended
	31 December	31 December
	2014	2013
	$’000	$’000
Return on Plan Assets (excl. amounts included in Interest income/expense)	3,390	2,119
Loss from change in financial assumptions	(7,240)	(680)

Comprehensive income at end of year	(3,850)	1,439

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

9.  Retirement benefit obligations (continued)

Defined benefit pension expense recognised in the Consolidated Income Statement was as follows:

	Year ended	Year ended
	31 December	31 December
	2014	2013
	$’000	$’000
Current service cost recognised in profit or loss	91	251
Net Interest expense recognised in profit or loss	231	209
Past Service Cost	359	-

Net periodic pension cost	681	460

Plan Assets Fair Value

The fair value of plan assets at 31 December 2014 is analysed as follows:

	31 December	31 December
	2014	2013
	$’000	$’000

Unit funds	25,409	21,422

The assets of the scheme are invested in a unitised with profits policy.  The plan’s assets do not include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by the Group.
At 31 December 2014 the long-term expected return on corporate bonds and gilts (fixed interest and index linked) was determined by reference to bond yields and gilt yields.

The underlying asset split of the funds at 31 December 2014 and 31 December 2013 was as follows:

	31 December	31 December
	2014	2013

Equities	-	70%

Corporate Bonds	26%	30%

Gilts	74%	-

The assets of the scheme are invested with Legal and General and held in a combination of the Active Corporate Bond Over 10 Year fund, Gilt, and Index Linked Gilt funds. The overall investment strategy is that approximately 70% of investments are in government bonds (both fixed interest and index linked) and approximately 30% of investments held in corporate bonds.   This results in a concentration of investments in bond type assets, although invested in a number of different bond funds.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

9.  Retirement benefit obligations (continued)

Sensitivity assumptions

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

	Change in Assumption	Change in Liabilities

Discount Rate	Decrease of 0.25% p.a.	Increase by 6.2%
Rate of Inflation	Increase of 0.25% p.a.	Increase by 1.4%
Rate of Salary Growth	Increase of 0.25% p.a.	Increase by 0.2%
Rate of Mortality	Increase in life expectancy of 1 year	Increase by 3.2%

The sensitivities shown above are approximate. Each sensitivity considers one change in isolation. The inflation sensitivity includes the impact of changes to the assumptions for revaluation, pension increases and salary growth. The average duration of the defined benefit obligation at the period ending 31 December 2014 is 25 years.

The plan typically exposes the Company to actuarial risks such as investment risk, interest rate risk, salary growth risk, mortality risk and longevity risk. A decrease in corporate bond yields, a rise in inflation or an increase in life expectancy would result in an increase to plan liabilities. This would detrimentally impact the balance sheet position and may give rise to increased charges in future income statements. This effect would be partially offset by an increase in the value of the plan’s bond holdings, and in qualifying death in service insurance policies that cover mortality risk. Additionally, caps on inflationary increases are in place to protect the plan against extreme inflation.

Cash flows and Maturity Profiles

The Group expects to contribute approximately $0.1 million of normal contribution to the defined benefit pension scheme for the year ended 31 December 2015. The average duration of the defined benefit obligation at the period ending 31 December 2014 is 25 years.

10. Share based payments

Share Options

On 21 July 2008 the Company adopted the Employee Share Option Plan 2008 (the “2008 Employee Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may grant options to any employee, or any director holding a salaried office or employment with the Company or a Subsidiary for the purchase of ordinary shares. On the same date, the Company also adopted the Consultants Share Option Plan 2008 (the “2008 Consultants Plan”), pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may grant options to any consultant, adviser or non-Executive director retained by the Company or any Subsidiary for the purchase of ordinary shares. Each option granted under the 2008 Employees Plan or the 2008 Consultants Plan (together the “2008 Option plans”) will be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price will be specified in each Stock Option Agreement, however option prices will not be less than 100% of the fair market value of an ordinary share on the date the option is granted.

An aggregate of 6.0 million ordinary shares have been reserved under the 2008 Employee Plan as reduced by any shares issued or to be issued pursuant to options granted under the 2008 Consultants Plan, under which a limit of 400,000 shares applies. The options are awarded at the share price on grant date and vest over a service period. Further, the maximum number of ordinary shares with respect to which options may be granted under the 2008 Employee Option Plan during any calendar year to any employee shall be 400,000 ordinary shares.  There is no individual limit under the 2008 Consultants Option Plan. No options may be granted under the plans after 21 July 2018.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

10. Share based payments (continued)

On 17 January 2003 the Company adopted the Share Option Plan 2003 (“the 2003 Plan”), pursuant to which the Compensation and Organisation Committee of the Company’s Board of Director’s could grant options to employees of the Company or its subsidiaries for the purchase of ordinary shares. Each grant of an option under the 2003 Plan was to be evidenced by a Stock Option Agreement between the optionee and the Company. The exercise price was to be specified in each Stock Option Agreement, however option prices could not be less than 100% of the fair market value of an ordinary share on the date the option was granted.

An aggregate of 6.0 million ordinary shares were reserved under the 2003 Plan; and, in no event could the number of ordinary shares that may be issued pursuant to options awarded under the 2003 Plan exceed 10% of the outstanding shares, as defined in the 2003 Plan, at the time of the grant. Further, the maximum  number of ordinary shares with respect to which options could be granted under the 2003 Plan during any calendar year to any employee was 400,000 ordinary shares. The 2003 Share Option Plan expired on 17 January 2013. No new options may be granted under this plan.

Share option awards are granted with an exercise price equal to the market price of the Company’s ordinary shares at date of grant.  Share options typically vest over a period of five years from date of grant and expire eight years from date of grant.

Set out below is a summary of the total number of options outstanding and number of options available to grant under each plan as at 31 December 2014:

	Outstanding		Available to Grant
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013

1998 Long Term Incentive Plan	16,540	167,550	-	-
2003 Stock Option Plan	776,200	1,295,528	-	-
2008 Stock Option Plans	1,434,960	1,510,710	3,954,173	4,205,940

Total	2,227,700	2,973,788	3,954,173	4,205,940

The 1998 Long Term Incentive Plan expired on 14 January 2008 and no further options may be granted under this plan.
The 2003 Share Option Plan expired on 17 January 2013 and no further options may be granted under this plan.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

10. Share based payments (continued)

The total number of share options outstanding and exercisable at 31 December 2014 is as follows:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding at 31 December 2012	4,350,631	$23.01

Granted	264,950	$33.09
Exercised	(1,249,759)	$21.60
Forfeited	(392,034)	$25.27

Outstanding at 31 December 2013	2,973,788	$24.20

Granted	366,985	$45.82
Exercised	(926,407)	$24.02
Forfeited	(186,666)	$22.17

Outstanding at 31 December 2014	2,227,700	$28.00

Exercisable at 31 December 2014	1,024,550	$25.03

The weighted average market price of the Company’s shares on date of exercise of share options during the year ended 31 December 2014 was $48.82 (31 December 2013: $36.21).

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

10. Share based payments (continued)

At 31 December 2014, the range of exercise prices and weighted average remaining contractual life of outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable

Range Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

$15.84	50,000	2.33	$15.84	50,000	$15.84
$16.80	90,000	4.83	$16.80	30,000	$16.80
$17.17	18,000	4.85	$17.17	6,000	$17.17
$18.98	600	1.87	$18.98	600	$18.98
$19.45	6,000	3.82	$19.45	-	$19.45
$20.16	600	3.87	$20.16	200	$20.16
$20.28	344,811	4.17	$20.28	187,539	$20.28
$20.59	115,200	5.14	$20.59	23,400	$20.59
$21.25	19,741	0.12	$21.25	19,741	$21.25
$22.26	125,637	2.15	$22.26	125,637	$22.26
$22.30	352,793	5.32	$22.30	113,729	$22.30
$23.66	8,720	5.57	$23.66	3,380	$23.66
$24.25	50,000	3.18	$24.25	50,000	$24.25
$24.46	217,907	3.17	$24.46	145,419	$24.46
$26.20	2,400	3.38	$26.20	1,920	$26.20
$26.71	4,450	5.70	$26.71	1,780	$26.71
$29.45	3,000	3.32	$29.45	2,400	$29.45
$31.49	11,650	6.16	$31.49	1,690	$31.49
$32.37	187,498	6.33	$32.37	38,698	$32.37
$35.33	211,756	1.15	$35.33	211,756	$35.33
$36.22	34,630	6.46	$36.22	6,921	$36.22
$37.90	10,300	6.93	$37.90	2,060	$37.90
$40.83	111,463	7.39	$40.83	680	$40.83
$41.25	1,000	1.67	$41.25	1,000	$41.25
$47.03	82,147	7.17	$47.03	-	$47.03
$48.67	163,367	7.21	$48.67	-	$48.67
$51.35	4,030	7.60	$51.35	-	$51.35

$15.84 - $51.35	2,227,700	4.58	$28.00	1,024,550	$25.03

Share option fair values

The overall weighted average fair value of share options granted by the Company during the year ended 31 December 2014 was $14.13 based on the following grants:

Grant Date	Number of	Weighted Average
	Shares	exercise price
3 Mar 14	82,147	47.03
17 Mar 14	163,367	48.67
23 May 14	117,441	40.83
8 Aug 14	4,030	51.35

	366,985	45.82

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

10. Share based payments (continued)

The overall weighted average fair value of share options granted by the Company during the year ended 31 December 2013 was $12.17 based on the following grants:

Grant Date	Number of	Weighted Average
	Shares	exercise price
1 Mar 13	12,450	31.49
1 May 13	200,203	32.37
18 June 13	40,997	36.22
5 Dec 13	11,300	37.90

	264,950	33.09

Fair value of share options – Assumptions

The fair values of options granted during the year ended 31 December 2014 and the year ended 31 December 2013 were calculated using a binomial option-pricing-model, using the following assumptions:

	Year ended 31 December	Year ended 31 December
	2014	2013

Weighted average share price	$45.82	$33.09
Weighted average exercise price	$45.82	$33.09
Expected volatility (1)	30%	40%
Expected dividend yield	-	-
Risk-free rate (2)	2.0%-2.1%	0.8%-2.3%
Rate of forced early exercise	10% p.a.	10% p.a.
Minimum gain for voluntary early exercise	25% of exercise price	25% of exercise price
Rate of voluntary early exercise at minimum gain	75% per annum	75% per annum
(1) Expected volatility has been determined based upon the volatility of the Company’s share price over a period which is commensurate with the    expected term of the options granted.
(2) Risk-free rate is dependent on the grant date.

Restricted share units

On 21 July 2008 the Company adopted the 2008 Employees Restricted Share Unit Plan (the “2008 RSU Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company or a Subsidiary to receive an award under the plan.  An aggregate of 1.0 million ordinary shares  have been reserved for issuance under the 2008 RSU Plan. The shares are awarded at zero cost and vest over a service period. Awards under the 2008 RSU Plan may be settled in cash or shares at the option of the Company.

On 23 April 2013 the Company adopted the 2013 Employees Restricted Share Unit Plan (the “2013 RSU Plan”) pursuant to which the Compensation and Organisation Committee of the Company’s Board of Directors may select any employee, or any director holding a salaried office or employment with the Company, or a Subsidiary to receive Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”) under the plan.  An aggregate of 1.6 million ordinary shares have been reserved for issuance under the 2013 RSU Plan. The shares are awarded at zero cost and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

10. Share based payments (continued)

The Company has awarded RSUs and PSUs to certain key individuals of the Group. The fair value of RSU’s are based on the share price at the date of grant, with the expense spread over the vesting period. The following table summarises RSU and PSU activity for the year ended December 31, 2014:

	RSU Outstanding Number of Shares	Weighted Average Fair Value	PSU Outstanding Number of Shares	Weighted Average Fair Value

Outstanding at 31 December 2013	846,459	$27.05	353,244	$33.04

Awarded	521,926	$41.84	346,108	$46.34
Shares Vested	(233,726)	$21.11	-	-
Forfeited	(95,663)	$32.68	(30,181)	$34.62

Outstanding at 31 December 2014	1,038,996	$35.19	669,171	$39.78

The PSUs vest based on service and specified EPS targets over the period 2013 – 2016 and 2014 – 2017. Since 2013, the Company has  awarded a total of 337,738 PSUs (net of forfeitures).  Further PSU’s up to a total of 331,433 PSU’s may also be awarded depending upon actual EPS outturn from 2013 to 2017.

Share based payment expense

Operating profit for the year ended 31 December 2014 is stated after charging $22.4 million in respect of share based payment expense. Share based payment expense has been allocated as follows:

	Year Ended 31 December 2014	Year Ended 31 December 2013

Direct costs	12,320	7,567
Other operating expenses	10,039	6,167

Total	22,359	13,734

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

11. Property, Plant and Equipment

			Leasehold	Computer	Office furniture &	Laboratory	Motor
	Land	Buildings	improvements	equipment	fixtures	equipment	vehicles	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2014	4,029	78,107	33,175	85,898	61,873	21,718	29	284,829
Additions	-	1,965	316	5,391	9,248	1,878	-	18,798
Disposals	-	-	(1,485)	(1,829)	(11,226)	(6,552)	(8)	(21,100)
Arising on acquisition	-	-	556	1,902	317	796	-	3,571
Foreign exchange movement	399	(9,136)	(1,951)	(3,779)	(3,346)	(314)	(1)	(18,128)

At 31 December 2014	4,428	70,936	30,611	87,583	56,866	17,526	20	267,970

Depreciation
At 1 January 2014	-	13,200	19,448	70,344	44,915	16,281	17	164,205
Charge for year	-	1,912	4,454	4,952	11,707	113	-	23,138
Eliminated on disposal	-	-	(1,423)	(1,728)	(11,108)	(6,513)	(8)	(20,780)
Foreign exchange movement	-	(1,259)	(1,584)	(3,169)	(2,273)	(136)	(1)	(8,422)

At 31 December 2014	-	13,853	20,895	70,399	43,241	9,745	8	158,141

Net book value

At 31 December 2014	4,428	57,083	9,716	17,184	13,625	7,781	12	109,829

At 31 December 2013	4,029	64,907	13,727	15,554	16,958	5,437	12	120,624

Depreciation expense of $23.1 million (31 December 2013: $24.2 million) has been charged in “other operating expenses” in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

11. Property, Plant and Equipment (continued)

			Leasehold	Computer	Office furniture &	Laboratory	Motor
	Land	Buildings	Improvements	equipment	fixtures	equipment	vehicles	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
At 1 January 2013	4,155	74,614	28,285	79,713	61,942	24,812	42	273,563
Additions	-	220	7,544	7,701	466	2,109	-	18,040
Disposals	-	-	(2,712)	(1,950)	(1,168)	(5,258)	(13)	(11,101)
Arising on acquisition	-	-	112	85	96	-	-	293
Foreign exchange movement	(126)	3,273	(54)	349	537	55	-	4,034

At 31 December 2013	4,029	78,107	33,175	85,898	61,873	21,718	29	284,829

Depreciation
At 1 January 2013	-	10,783	19,679	60,747	39,625	17,272	29	148,135
Charge for year	-	1,896	2,420	11,043	5,739	3,097	1	24,196
Eliminated on disposal	-	-	(2,436)	(1,763)	(927)	(4,138)	(13)	(9,277)
Foreign exchange movement	-	521	(215)	317	478	50	-	1,151

At 31 December 2013	-	13,200	19,448	70,344	44,915	16,281	17	164,205

Net book value

At 31 December 2013	4,029	64,907	13,727	15,554	16,958	5,437	12	120,624

At 31 December 2012	4,155	63,831	8,606	18,966	22,317	7,540	13	125,428

Depreciation expense of $24.2 million (31 December 2012: $21.8 million) has been charged in ‘other operating expenses’ in the income statement.

Notes to Consolidated Financial Statements (continued)
for the year ended 31 December 2014

12. Intangible assets – goodwill and other

	Computer Software $’000	Customer Relationships $’000	Volunteer List $’000	Order Backlog $’000	Technology Asset $’000	Tradename $’000	Non-Competes $’000	Goodwill $’000	Total $’000
Cost

At 1 January 2014	117,915	39,799	1,325	4,652	10,817	1,314	493	371,532	547,847
Additions	13,982	-	-	-	-	-	-	-	13,982
Disposal	(256)	-	-	-	-	-	-	-	(256)
Arising on acquisition	3,353	21,400	-	7,900	-	-	-	121,946	154,599
Foreign exchange movement	(836)	(1,314)	-	(184)	(1,295)	(157)	(2)	(15,408)	(19,196)

31 December 2014	134,158	59,885	1,325	12,368	9,522	1,157	491	478,070	696,976

Amortisation

At 1 January 2014	77,709	16,856	1,275	4,374	3,546	718	277	-	104,755
Amortised in the year	19,062	7,009	50	1,447	1,402	284	150	-	29,404
Disposal	(317)	-	-	-	-	-	-	-	(317)
Foreign exchange movement	(644)	(775)	-	(182)	(553)	(116)	(4)	-	(2,274)

At 31 December 2014	95,810	23,090	1,325	5,639	4,395	886	423	-	131,568

Net book value

At 31 December 2014	38,348	36,795	-	6,729	5,127	271	68	478,070	565,408

At 31 December 2013	40,206	22,943	50	278	7,271	596	216	371,532	443,092

Amortisation expense of $29.4 million (31 December 2013: $22.3 million) has been charged in ‘other operating expenses’ in the income statement.

Company Statement of Financial Position
as at 31 December 2014

12. Intangible assets – goodwill and other (continued)

	Computer Software $’000	Customer Relationships $’000	Volunteer List $’000	Order Backlog $’000	Technology Asset $’000	Tradename $’000	Non-Competes $’000	Goodwill $’000	Total $’000
Cost

At 1 January 2013	104,823	36,103	1,325	3,984	10,384	1,261	490	329,451	487,821
Additions	11,448	-	-	-	-	-	-	-	11,448
Disposal	(1,221)	-	-	-	-	-	-	-	(1,221)
Arising on acquisition	46	3,300	-	600	-	-	-	36,922	40,868
Foreign exchange movement	2,819	396	-	68	433	53	3	5,159	8,931

31 December 2013	117,915	39,799	1,325	4,652	10,817	1,314	493	371,532	547,847

Amortisation

At 1 January 2013	61,877	11,810	1,058	3,678	2,019	408	126	-	80,976
Amortised in the year	14,779	4,873	217	634	1,385	280	150	-	22,318
Disposal	(794)	-	-	-	-	-	-	-	(794)
Foreign exchange movement	1,847	173	-	62	142	30	1	-	2,255

At 31 December 2013	77,709	16,856	1,275	4,374	3,546	718	277	-	104,755

Net book value

At 31 December 2013	40,206	22,943	50	278	7,271	596	216	371,532	443,092

At 31 December 2012	42,946	24,293	267	306	8,365	853	364	329,451	406,845

Amortisation expense of $22.3 million (31 December 2012: $21.0 million) has been charged in ‘other operating expenses’ in the income statement.

Company Statement of Financial Position
as at 31 December 2014

12. Intangible assets – goodwill and other (continued)

Impairment review of goodwill

Cash generating units

Goodwill acquired through business combinations has been allocated to individual cash-generating units (“CGU’s”) that are expected to benefit from the combination. The CGU’s identified represent the lowest level within the Group at which goodwill is monitored and are not larger than the operating segments determined in accordance with IFRS 8 Operating Segments.

The Group has identified one CGU in accordance with the provisions of IAS 36 Impairment of Assets as follows:

	31 December 2014	31 December 2013
	$’000	$’000

Goodwill
Clinical research	478,070	371,532

	478,070	371,532

Impairment testing methodology and results

Goodwill is subject to impairment testing on an annual basis or more frequently if facts or circumstances warrant such a review.

The recoverable amount of the CGU is determined using a value-in-use computation based upon discounted net present value cash flow projections for the CGU.  The cash flow projections are for a period of five years forward together with a terminal value calculated in accordance with the Gordon’s terminal value model.  In calculating the terminal value a long-term growth rate of 2% has been applied to the estimated maintainable cash flow in the terminal year.

Management’s estimates of future cash flows are based upon current budgets and strategic plans and are reflective of anticipated growth rates within the CRO industry, expected growth in the Group’s market share and past experience.  Key assumptions applied in determining expected future cash flows for these plans include management’s estimate of future profitability, replacement capital expenditure requirements, trade working capital investment needs and tax considerations.  The Group’s cash flow projections are adjusted each year for actual and expected changes in performance.

Company Statement of Financial Position
as at 31 December 2014

12. Intangible assets – goodwill and other (continued)

The following assumptions were applied in determining the the five year projected cash flows of the Clinical Research CGU at 31 December 2014:

	31 December 2014	31 December 2013
Expected revenue growth rate	8%	9%
Expected growth rate for operating costs	6%	7%
Expected effective tax rate	16%	18%
Expected movement in creditors	6%	7%
Expected movement in debtors based on DSO*	45 days	45 days
Expected capital expenditure growth rate	7%	8%
*Days sales outstanding (DSO) is a a measure of the number of days in the period that the company takes to collect revenue. DSO is calculated based on trade debtors less payments on account divided by gross revenue multiplied by number of days in the period.

Expected revenue growth and the expected growth in operating costs are determined based upon the expected growth rates used in preparing the Group’s budgets and strategic plans. In estimating budgeted revenue, consideration is given to current levels of backlog (i.e. the value of new business awards not yet recognised in revenue) and the estimated timeframe over which this is expected to be recognised within revenue, together with an estimate of revenue expected to be generated from new awards not currently within backlog.  In estimating revenue from new awards consideration is given to current RFP (request for proposals) volumes, expected growth rates in both the CRO industry and the Group’s market share, and past experience. In estimating budgeted operating costs, consideration is given to required staffing levels, project related costs, facility and information technology costs and other costs.  Staff costs and project related costs generally increase in line with revenue and are therefore estimated based on revenue growth expectations, while facility and information costs and other costs are relatively fixed and are therefore projected based upon a lower growth rate.  An expected long term average tax rate of 16% has been applied in determining the projected after tax cash flows.

Working capital investment needs are determined based upon anticipated increases in the Group’s debtors and creditors.  Debtors are expected to increase in line with increases in the Group’s DSO.  DSO is generally a function of both the timing of contract fee instalments over a study or trial duration and credit terms afforded to individual customers.  The DSO used in conducting the impairment review is reflective of current and anticipated trends in the Group’s DSO. Expected long term DSO’s for the Group are anticipated to be in the range of 40 to 50 days. Creditors’ are expected to increase in line with operating costs. Capital expenditure is expected to increase in line with the Group’s projected capital expenditure investment targets.

A discount rate of 8% (2013:9%) has been applied to the projected cash flows of the CGU in determining its value-in-use.  This rate is reflective of both the time value of money and risks specific to the CGU.  The discount rate is based upon the Group’s weighted average cost of capital which has been determined by applying the Group’s long term optimal capital structure to its costs of debt and cost of equity.  The Group’s cost of debt has been calculated by applying an appropriate margin over the risk free interest rate.  The Group’s cost of equity has been calculated using the capital asset pricing model and includes an appropriate equity risk premium over the available risk free interest rate.

Company Statement of Financial Position
as at 31 December 2014

12. Intangible assets – goodwill and other (continued)

The excess of the value-in-use of the CGU at 31 December 2014, based on the assumptions above, has been calculated as follows:

	31 December 2014	31 December 2013
	$’m	$’m

Value-in use (present value of future cash flows)	5,217	3,055
Carrying amount of the Clinical Research CGU	(973)	(930)

Excess of value-in-use over carrying value	4,244	2,125

Sensitivity Analysis

A sensitivity analysis to determine if reasonable changes in key assumptions could lead to an impairment was conducted at 31 December 2014 using the following revised assumptions:

	31 December 2014	31 December 2013
Expected revenue growth rate	5%	6%
Expected growth rate for operating costs	4%	5%
Expected capital expenditure growth rate	2%	3%
Discount rate	13%	14%
*All other inputs remained constant.

The revised excess of the value-in-use of the CGU at 31 December 2014, using the alternative assumptions above, has been calculated as follows:

	31 December 2014	31 December 2013
	$’m	$’m

Revised value-in use (present value of future cash flows)	2,330	1,335
Carrying amount of the Clinical Research CGU	(973)	(930)

Revised excess of value-in-use over carrying value	1,357	405

As the excess of the recoverable amount over the carrying value of the cash generating unit was maintained despite changes in key assumptons, management have concluded that no reasonable change in key assumptions would result in an impairment of the CGU.

Company Statement of Financial Position
as at 31 December 2014

13. Business Combinations

The acquisitions below have been accounted for as business combinations in accordance with the revised IFRS 3 Business Combinations:

(a) Acquisitions of Aptiv Solutions

On 7 May 2014, the Company acquired 100% of the common stock of Aptiv Solutions (“Aptiv”), a global biopharmaceutical and medical device development services company and leader in adaptive clinical trials for a cash consideration of $143.5 million including certain payments to be made on behalf of the company on completion totalling $22.4 million. Aptiv offers full-service clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. It is a market leader in the integrated design and execution of adaptive clinical trials for exploratory and late phase development as well as being an industry leader in medical device and diagnostic development in key medical technology segments.

The acquisition of Aptiv Solutions has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the preliminary estimated fair values of the assets acquired and the liabilities assumed:

	Carrying Value	Fair Value Adjustment	Fair Value
	$’000	$’000	$’000
Property, plant and equipment	3,571	-	3,571
Goodwill*	-	121,946	121,946
Intangible assets - customer relationships		21,400	21,400
Intangible assets – order backlog		7,900	7,900
Intangible assets – computer software	3,353		3,353
Cash and cash equivalents	3,527	-	3,527
Accounts receivable	25,091	-	25,091
Unbilled Revenue	21,154	-	21,154
Other current assets**	5,254	-	5,254
Other non-current assets	2,911	-	2,911
Accounts payable	(9,565)		(9,565)
Current liabilities	(29,903)	-	(29,903)
Payments on account	(31,094)	-	(31,094)
Non-current other liabilities***	(24,444)	-	(24,444)
Purchase price			121,101
Cash consideration			143,500
Adjustments to cash consideration****			(22,399)
Net purchase consideration			121,101

*
Goodwill represents the acquisition of an established workforce with experience in clinical trial consulting and regulatory support for drugs, medical devices and diagnostics with a specific focus on strategy to increase product development efficiency and productivity. Goodwill related to the US portion of the business acquired is tax deductible. The Company  is completing the purchase price allocation which will result in an element of the purchase price currently recorded as goodwill being ascribed to separately identifiable intangible assets.

**
The Company has included a provisional assessment of uncertain tax benefits relating to certain historic net operating losses carryforwards.  This is currently under review and will be finalised within the 12 month period from the date of acquisition.

***
The Company has a defined benefit plan covering its employees in Switzerland as mandated by the Swiss government. Benefits are based on the employee’s years of service and compensation. Benefits are paid directly by the Company when they become due, in conformity with the funding requirements of applicable government regulations. An estimate of the liability at the date of acquisition is included within non-current other liabilities.

****	Adjustments to cash consideration represent certain one-time liabilities identified at the acquisition date.

Company Statement of Financial Position
as at 31 December 2014

13. Business Combinations (continued)

The carrying values of accounts receivable, unbilled revenue and other current assets above are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due.

The proforma effect of Aptiv Solutions acquisition if completed on 1 January 2013 would have resulted in net revenue and profit for the financial years ended December 31, 2013 and December 31, 2014 as follows:

	Year Ended	Year Ended
	31 December	31 December
	2014	2013
	$’000	$’000

Net revenue	1,543,820	1,451,682

Profit for the year	175,066	106,103

(b) Acquisition of Clinical Trial Services Division of Cross Country Healthcare, Inc.

On 15 February 2013 the Company acquired the clinical trial services division of Cross Country Healthcare Inc. for an initial cash consideration of $51.9 million. Cross Country Healthcare’s Clinical Trial Services division includes US resourcing providers, ClinForce and Assent Consulting, whose services include contract staffing, permanent placement and functional service provision. The division also includes AKOS, a leading US and EU provider of pharmacovigilance and drug safety services. ClinForce and Assent have been combined with ICON’s functional service provision (“FSP”) division, DOCS, creating a leader in global resourcing and FSP, while AKOS will enhance the services offered by ICON’s medical and safety services team.

The acquisition agreement also provided for certain working capital targets to be achieved by the clinical trial services division of Cross Country Healthcare, Inc on completion.  In October 2013 the Company received $0.2 million on completion of this review.

Company Statement of Financial Position
as at 31 December 2014

13. Business Combinations (continued)

The acquisition of the clinical trial services division of Cross Country Healthcare, Inc has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed:

	Carrying Value	Fair Value Adjustment	Fair Value
	$’000	$’000	$’000
Property, plant and equipment	293	-	293
Goodwill	-	36,922	36,922
Intangible asset - computer software	-	46	46
Intangible asset - customer relationships	-	3,300	3,300
Intangible asset - order backlog	-	600	600
Cash and cash equivalents	1,039	-	1,039
Accounts receivable	9,200	-	9,200
Unbilled Revenue	2,128	-	2,128
Other current assets	465	-	465
Other non-current assets	6	-	6
Current liabilities	(2,285)	-	(2,285)
Non-current other liabilities	(16)	-	(16)
Purchase price			51,698

Goodwill represents the acquisition of an established workforce with experience in the clinical research industry, thereby allowing the Company to enhance its capabilities in global resourcing and FSP and also medical and safety services. Goodwill related to the US portion of the business acquired is tax deductible.

The carrying values of accounts receivable, unbilled revenue and other current assets above are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due.

The proforma effect of the clinical trial services division of Cross Country Healthcare, Inc acquisition if completed on 1 January 2012 would have resulted in net revenue and profit for the financial years ended December 31, 2012 and December 31, 2013 as follows:

	Year Ended	Year Ended
	31 December	31 December
	2013	2012
	$’000	$’000

Net revenue	1,343,996	1,182,734

Profit for the year	107,379	61,648

Company Statement of Financial Position
as at 31 December 2014

13. Business Combinations (continued)

(c) Prior period acquisition of PriceSpective

On 28 February 2012 the Company acquired 100% of the common stock of PriceSpective LLC (PriceSpective) strategy consulting company for an initial cash consideration of $37.1 million.  Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, Health Economics and Outcomes Research (“HEOR”), due diligence support and payer engagement services. Since PriceSpective’s incorporation in 2003, it has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas. Further consideration of up to $15.0 million was payable if certain performance milestones were achieved in respect of periods up to 31 December 2012. On 13 August 2012 the Company paid $5.0 million in relation to performance milestones for the year ended 31 December 2011. On 29 May 2013 the Company paid $10.0 million in relation to the remaining performance milestones for the year ended 31 December 2012.

The acquisition of PriceSpective has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed:

	Carrying Value	Fair Value Adjustment	Fair Value
	$’000	$’000	$’000
Property, plant and equipment	256	-	256
Goodwill	-	42,247	42,247
Intangible asset - customer relationships	-	10,237	10,237
Intangible asset - order backlog	-	405	405
Intangible asset - non-compete arrangements -		392	392
Cash and cash equivalents	2,311	-	2,311
Accounts receivable	2,662	-	2,662
Unbilled Revenue	1,140	-	1,140
Other current assets	236	-	236
Current liabilities	(7,788)	-	(7,788)
Purchase price			52,098

Goodwill represents the acquisition of an established workforce with experience in strategic pricing, market access, HEOR, due diligence support and payer engagement services. Goodwill related to the US portion of the business acquired is tax deductible.

The carrying values of accounts receivable, unbilled revenue and other current assets above are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due.

The proforma effect of the PriceSpective acquisition if completed on 1 January 2011 would have resulted in net revenue and profit for the financial years ended 31 December 2011 and 31 December 2012 as follows:

	Year Ended	Year Ended
	31 December	31 December
	2012	2011
	$’000	$’000

Net revenue	1,118,410	964,388

Profit for the year	58,857	21,713

Company Statement of Financial Position
as at 31 December 2014

13. Business Combinations (continued)

(d) Prior Period acquisition of BeijingWits Medical

On 15 February 2012 the Company acquired 100% of the common stock of BeijingWits Medical Consulting Co. Limited (BeijingWits Medical), a leading Chinese CRO, for an initial cash consideration of $9.0 million. BeijingWits Medical offers full-service clinical development capabilities and has a strong track record in clinical trial execution in China. It is a renowned expert in Chinese regulatory processes and a leading advocate of International Conference on Harmonisation Good Clinical Practice (“ICH GCP”) in China. In addition to boosting the Company’s service capabilities in the region, BeijingWits Medical also strengthened the Company’s presence through the addition of over 100 highly qualified and experienced professionals in Beijing, Shanghai, Chengdu, Guangzhou, Wuhan and Hong Kong. Further consideration of up to $7.0 million was payable if certain performance milestones were achieved in respect of periods up to 31 December 2013.  On 13 June 2013 the Company paid $3.8 million in relation to performance milestones for the year ended 31 December 2012. On November 7, 2014 the Company paid $3.2 million in relation to performance milestones for the year ended December 31, 2013.

The acquisition of BeijingWits has been accounted for as a business combination in accordance with IFRS 3 Business Combinations. The following table summarises the fair values of the assets acquired and the liabilities assumed:

	Carrying Value	Fair Value Adjustment	Fair Value
	$’000	$’000	$’000
Property, plant and equipment	172	-	172
Goodwill	-	13,512	13,512
Intangible asset - customer relationships	-	1,761	1,761
Intangible asset - order backlog	-	376	376
Intangible asset - non-compete arrangements -		97	97
Cash and cash equivalents	587	-	587
Accounts receivable	657	-	657
Unbilled revenue	176	-	176
Other current assets	228	-	228
Deferred tax liability	-	(559)	(559)
Current liabilities	(1,007)	-	(1,007)
Purchase price			16,000

Goodwill represents the acquisition of an established workforce with experience in clinical trial execution and regulatory processes in China. Goodwill is not tax deductible.

The carrying values of accounts receivable, unbilled revenue and other current assets in the above table are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. There is no evidence that the Group will not be able to collect all amounts due.

Company Statement of Financial Position
as at 31 December 2014

13. Business Combinations (continued)

The proforma effect of the BeijingWits acquisition if completed on 1 January 2011 would have resulted in net revenue and profit for the financial years ended 31 December 2011 and 31 December 2012 as follows:

	Year Ended	Year Ended
	31 December	31 December
	2012	2011
	$’000	$’000

Net revenue	1,115,355	948,942

Profit for the year	58,275	18,899

14. Inventories

	31 December	31 December
	2014	2013
	$’000	$’000

Laboratory inventories	1,664	2,198

The cost of inventories is recognised as an expense and included in direct costs in the income statement. $22.6 million (2013: $29.6 million) was charged in the income statement for the year ended 31 December 2014.

15. Accounts receivable

	31 December	31 December
	2014	2013
	$’000	$’000

Accounts receivable	376,414	345,729
Less amounts provided for doubtful debts	(5,458)	(3,148)

Accounts receivable, net	370,956	342,581

A provision for impairment is recognised where there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivable. At 31 December 2014, the Group maintained an impairment provision of $5.5 million (2013: $3.1 million).  Movement on the accounts receivable impairment provision during the year was as follows:

	31 December	31 December
	2014	2013
	$’000	$’000
Accounts receivable impairment provision
Balance at start of year	3,148	5,047
Amounts used during the year	(502)	(3,132)
Amounts provided for during the year	2,874	1,368
Amounts released during the year	(62)	(135)

Balance at end of year	5,458	3,148

All receivables are due within twelve months of the year ended 31 December 2014.

Company Statement of Financial Position
as at 31 December 2014

15. Accounts receivable (continued)

Further analysis of Group’s accounts receivable balances at 31 December 2014 is as follows:

	Gross		Net	Gross		Net
	accounts receivable	Impairment	accounts receivable	accounts receivable	Impairment	accounts receivable
	2014	2014	2014	2013	2013	2013
	$’000	$’000	$’000	$’000	$’000	$’000

Not past due	291,265	(252)	291,013	275,246	(11)	275,235
Past due 0 to 30 days	40,079	(65)	40,014	36,947	(738)	36,209
Past due 31 to 60 days	12,401	(626)	11,775	2,956	(238)	2,718
Past due 61+ days	32,669	(4,515)	28,154	30,580	(2,161)	28,419

Accounts receivable	376,414	(5,458)	370,956	345,729	(3,148)	342,581

The carrying amounts of the Group’s accounts receivables are denominated in the following currencies:

	31 December	31 December
	2014	2013
	$’000	$’000
Currency
US Dollar	286,746	117,029
Euro	61,273	208,848
Sterling	11,943	8,768
Other currencies	10,994	7,936

	370,956	342,581

16. Other assets

	31 December	31 December
	2014	2013
	$’000	$’000
Non-current other assets
Lease deposits	8,484	6,427
Deferred employee savings scheme assets	8,605	5,880

	17,089	12,307

Lease deposits paid in respect of certain premises leased by the Group are refundable on expiry of the related leases. Discounting of the non-current element has not been applied because the discount would be immaterial. However, discounting may apply in the future if the non-current element becomes significant such that the discounting impact would be material.

Company Statement of Financial Position
as at 31 December 2014

16. Other assets (continued)

	31 December	31 December
	2014	2013
	$’000	$’000
Other current assets
Personnel related prepayments	414	419
Facility and information system related prepayments	14,511	8,893
General overhead prepayments	9,841	11,068
Sales tax recoverable	9,636	6,316
Other receivables	4,384	4,610

Total	38,786	31,306

Other current assets do not contain any impaired assets. The maximum exposure to credit risk at the reporting date is the carrying value of each receivable. The Group does not hold any collateral as security.

17. Current asset investments

	31 December	31 December
	2014	2013
	$’000	$’000

At start of year	138,317	76,183
Additions	61,328	172,168
Disposals	(102,565)	(109,795)
Unrealised capital (loss)/gain - investments	20	(239)

At end of year	97,100	138,317

Current asset investments are reported at fair value, with unrealised gains or losses recorded in other comprehensive income. During the year ended 31 December 2014 an unrealised gain of $0.02 million (2013: unrealised loss of $0.2 million) was recorded.  Current asset investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.

18. Cash and cash equivalents

	31 December	31 December
	2014	2013
	$’000	$’000

Cash at bank and in hand	59,905	52,830
Short term deposits	58,995	129,689

Cash and cash equivalents	118,900	182,519

Company Statement of Financial Position
as at 31 December 2014
19. Accrued and other liabilities

	31 December	31 December
	2014	2013
	$’000	$’000
Non-current other liabilities
Personnel related liabilities	1,059	4,278
Deferred government grants (note 21)	1,116	1,359
Retirement benefit plan net obligation (note 9)	7,466	3,536
Deferred employee savings scheme liabilities	4,654	3,384

Total	14,295	12,557

Personnel related liabilities and  deferred employee savings scheme liabilities are payable between 1 and 2 years from the reporting date (see note 25).  Discounting of the non-current element has not been applied because the discount would be immaterial. However, discounting may apply in the future if the non-current element becomes significant such that the discounting impact would be material.

	31 December	31 December
	2014	2013
	$’000	$’000
Current accrued and other liabilities
Personnel related liabilities	167,362	138,639
Facility and information system related liabilities	19,862	16,205
General overhead liabilities	33,422	31,034
Other liabilities	26,632	3,049
Short term government grants (note 21)	110	240

Total	247,388	189,167

20. Provisions

	31 December	31 December
	2014	2013
	$’000	$’000
Current provisions
Restructuring provision (note 7)	3,704	2,430
Acquisition consideration payable (note 13)	-	3,245

Total	3,704	5,675

Company Statement of Financial Position
as at 31 December 2014

21. Deferred government grants

	31 December	31 December
	2014	2013
	$’000	$’000

At beginning of year	1,599	1,662
Additions	-	225
Amortised during the year	(213)	(349)
Foreign exchange movement	(160)	61

At end of year	1,226	1,599

Current	110	240
Non-current	1,116	1,359

Total	1,226	1,599

Under grant agreements amounts received may become repayable in full or in part should certain circumstances specified within the grant agreements occur, including downsizing by the Group, disposing of the related assets, ceasing to carry on its business or the appointment of a receiver over any of its assets.

22. Bank credit lines and loan facilities

On June 30, 2014 the Company entered into a five year committed multi currency revolving credit facility for $100.0 million with Citibank, JP Morgan, Santander and Barclays Bank. Each bank subject to the agreement has committed $25 million to the facility, with equal terms and conditions in place with all institutions. The facility bears interest at LIBOR plus a margin and includes certain composite guarantees, indemnities and pledges in favor of the banks. Amounts available to the Group under the facility amounted to $100.0 million at 31 December 2014.

Company Statement of Financial Position
as at 31 December 2014

23. Share capital

Group and Company

Authorised share capital:	No. of Ordinary Shares

Ordinary shares of par value €0.06	100,000,000

	31 December	31 December
	2014	2013
	$’000	$’000
Allotted, called up and fully paid

60,106,780 (31 December 2013: 61,587,257) ordinary shares of €0.06 each	5,037	5,168

Issued, fully paid share capital
At beginning of year	5,168	5,067
Employee share options exercised	74	101
Repurchase of ordinary shares	(205)	-

At end of year	5,037	5,168

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the Board of Directors of the Company and approved by the Shareholders and/or such interim dividends as the board of Directors of the Company may decide. On liquidation or a winding up of the Company, the par value of the ordinary shares will be repaid out of the assets available for distribution among the holders of the ordinary shares of the Company. Holders of ordinary shares have no conversion or redemption rights. On a show of hands, every holder of an ordinary share present in person or proxy at a general meeting of shareholders shall have one vote, for each ordinary share held with no individual having more than one vote.

During the year ended 31 December 2014 926,407 options were exercised by employees at an average exercise price of $24.02 per share for total proceeds of $22.3 million. During the year ended 31 December 2014 233,726 ordinary shares were issued in respect of certain RSU’s previously awarded by the Company.

During the year ended 31 December 2013 1,249,759 options were exercised by employees at an average exercise price of $21.60 per share for total proceeds of $27.0 million. During the year ended 31 December 2013 50,000 ordinary shares were issued in respect of certain RSUs previously awarded by the Company.

Company Statement of Financial Position
as at 31 December 2014

23. Share capital (continued)

Share repurchase programme

On 27 October 2011 the Company announced its intention to commence a share repurchase program of up to $50 million. On 22 November 2011 the Company entered into two separate share repurchase plans of up to $10 million each, covering the periods 23 November 2011 to 31 December 2011 and 1 January 2012 to 20 February 2012 respectively.  On 21 February 2012 the Company entered into a further share repurchase plan of up to $20 million, covering the period 22 February 2012 to 22 April 2012. On  27 April 2012 the Company entered into a fourth share repurchase plan of up to $20 million, covering the period 27 April 2012 to 18 July 2012. On 30 July 2012 the Company entered into a fifth share repurchase plan of up to $10 million, covering the period 30 July 2012 to 26 October 2012. On 19 September 2014 the Company announced that it had completed a $40 million redemption of the Company’s ordinary shares and that it had entered into a further program under which the Company can acquire up to an additional $100 million of its outstanding ordinary shares (by way of redemption), in accordance with United States securities laws through open market share acquisitions.

Under the repurchase program, a broker purchased the Company’s shares from time to time on the open market or in privately negotiated transactions in accordance with agreed terms and limitations. The program was designed to allow share repurchases during periods when the Company would ordinarily not be permitted to do so because it may be in possession of material non-public or price-sensitive information, applicable insider trading laws or self-imposed trading blackout periods.  The Company’s instructions to the broker were irrevocable and the trading decisions in respect of the repurchase program were made independently of and uninfluenced by the Company.  The Company confirms that on entering the share repurchase plans it had no material non-public, price-sensitive or inside information regarding the Company or its securities. Furthermore, the Company will not enter into additional plans whilst in possession of such information. The timing and actual number of shares acquired by way of the redemption will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the program.  In addition, acquisitions under the program may be suspended or discontinued in certain circumstances in accordance with the agreed terms.  Therefore, there can be no assurance as to the timing or number of shares that may be acquired under the program.

During the year ended December 31, 2014 2,640,610 ordinary shares were repurchased by the Company for a total consideration of $140.0 million. There were no share repurchases completed during 2013. During the year ended 31 December 2012 738,341 ordinary shares were repurchased by the Company for a total consideration of $15.6 million.  All ordinary shares repurchased by the Company were cancelled, and the nominal value of these shares transferred to a capital redemption reserve fund as required under Irish Company Law.

24. Capital and reserves

	31 December	31 December
	2014	2013
	$’000	$’000
Share based payment reserve	70,178	52,407
Capital redemption reserve	305	100
Other reserves	6,741	8,068
Foreign currency translation reserve	(31,205)	4,205
Current asset investment – fair value reserve	20	-
Retained earnings	700,154	659,817

Total	746,193	724,597

Company Statement of Financial Position
as at 31 December 2014

24. Capital and reserves (continued)

Share based payment reserve
The share based payment reserve is used to account for share-based payments.  The fair value of share based payments is expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  At 31 December 2014 the Group has recognised a cumulative charge for share based payments of $104.5 million net of deferred tax (2013: $80.2 million).  The Group has also recognised a cumulative charge of $15.6 million (2013: $13.2 million)  in reserves for the current and deferred tax effects of the tax benefits relating to the exercise of employee share options in excess of related cumulative compensation expense. The Group has reclassified a cumulative credit of $49.9 million (2013: $41.0 million) to retained earnings in respect of exercised and expired share based awards.

Capital redemption reserve
The capital redemption reserve comprises the nominal value of shares repurchased and cancelled by the Group and transferred from share capital to the capital redemption reserve fund as required under Irish Company Law. During the year ended 31 December 2014, 2,640,610 (31 December 2013: nil) ordinary shares were repurchased and cancelled by the Group.

Other reserves
The Group has recognised a non-distributable reserve of $0.6 million in accordance with agreements made between the Group and Enterprise Ireland, an Irish government agency. The requirement for these non-distributable reserves will expire between the period 2014 and 2017. In 2005 the Group also recognised a capital contribution of $6.1 million being the fair value of outstanding ordinary shares transferred to Mr Peter Gray, formerly Vice Chairman of the Board of Directors and formerly Chief Executive Officer, by founding Directors, Dr. John Climax and Dr. Ronan Lambe.

Currency reserve
The currency reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign currency denominated operations of the Group since 1 June 2004, the date of transition to IFRS. As at 31 December 2014, this amounted to a cumulative gain of $21.9 million (2013: $23.1 million). In addition the Group has recognised a cumulative gain for the currency impact of long term funding amounting to $10.2 million at 31 December 2014 (2013: loss of $20.0 million). This is offset by a cumulative charge of $0.9 million (2013: credit of $1.1 million) for the related tax on the currency impact on long term funding.

Current asset investments – fair value reserve
The current asset investment – fair value reserve comprises unrealised fair value gains and losses on current asset investments held as available-for-sale. The Group has recognised a gain during the year ended 31 December 2014 of $0.02 million (2013: loss of $0.2 million). Unrealised gains and losses are released to the Consolidated Income Statement on disposal of the related asset.

Retained earnings
In addition to the profit for the financial year the Group has also recognised the re-measurement of the defined benefit pension scheme in this reserve.  In 2014, the Group recognised a re-measurement on the defined benefit pension scheme of $(4.1) million (31 December 2013: a re-measurement of $1.4 million). The Group has also recognised a credit of $8.9 million (2013: $11.1 million) in respect of exercised and expired share based awards that have been transferred from the Option Reserve.

25. Financial Instruments

The Board of Directors have overall responsibility for the establishment and oversight of the Group’s risk management framework. The Group is exposed to various financial risks in the normal course of its business.  The principle financial risks to which it is exposed include credit risks related to the creditworthiness of its customers and counterparties with which it invests surplus cash funds, liquidity risk associated with the availability of sufficient capital resources, foreign currency risks, including both translation and transaction risk, and interest rate risk.

Company Statement of Financial Position
as at 31 December 2014

25. Financial Instruments (continued)

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.  Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities.  The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.  The Audit Committee of the Board oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group.

Credit risk

The Group’s exposure to credit risk arises predominately in respect of the creditworthiness of its customers in relation to amounts due from them for the value of work performed and the creditworthiness of counterparties with which it invests surplus cash balances.

Credit risk pertaining to customers is managed by ensuring strict credit procedures are in place, in particular through evaluation of all new customers and ongoing account monitoring. The Group earns revenues from contracts with its customers based upon certain activities and performance specifications. Contract terms may range from several weeks to several years depending on the nature of the work to be performed. Such contracts are generally either fixed price or units-based. In most cases, a small portion of the contract fee is paid at the time the study or trial is started. The balance of the contract fee is generally payable in instalments over the study or trial duration and may be based on the achievement of certain performance targets or "milestones" or, based on units delivered, or on a fixed monthly payment schedule. For instance, instalment payments may be based on patient enrolment or delivery of the database. Where customers request changes in the scope of a trial or in the services to be provided, a change order or amendment is issued which may result either in an increase or decrease in the contract value. The Group also contracts on a "fee-for-service" or "time and materials" basis.

During the course of the study, the Group will generally incur expenses which are fully reimbursable by customers.  Reimbursable expenses are typically estimated and budgeted within the contract and invoiced on a monthly basis. Reimbursable expenses include payments to investigators, travel and accommodation costs and various other direct costs incurred in the course of the clinical trial which are fully reimbursable by the customer.

Most of the Group’s contracts are terminable immediately by the customer with justifiable cause or with 30 to 90 days notice without cause. In the event of termination, the Group is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with termination of the study. Termination or delay in the performance of a contract occurs for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the customer's decision to de-emphasise a particular trial or inadequate patient enrollment or investigator recruitment.

The Group’s top five customers accounted for approximately 53% of net revenue during the years ended 31 December 2014 and 31 December 2013.  During the year ended 31 December 2014 31% of the Group’s net revenues were derived from its top customer. With the exception of this customer  no customer contributed more than 10% of net revenues during the period. During the year ended 31 December 2013 26% of the Group’s net revenues were derived from its top customer with 10% of net revenues being derived from the Group’s second largest customer. With the exception of these two customers no customer contributed more than 10% of net revenues during this period.

The maximum exposure of credit risk pertaining to customers is the carrying value of accounts receivable and unbilled revenue balances.  The carrying value of accounts receivable and unbilled revenue balances, by geographic region, at 31 December 2014 was as follows:

Company Statement of Financial Position
as at 31 December 2014

25. Financial Instruments (continued)

	Accounts Receivable		Unbilled Revenue
	31 December	31 December	31 December	31 December
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000

Europe	241,155	221,356	58,599	58,596
United States	124,159	117,546	80,403	53,256
Rest of World	5,642	3,679	7,161	1,387

Total	370,956	342,581	146,163	113,239

Credit risk exposure also arises due to the investment of Group surplus cash in various financial instruments.  The Group’s treasury function actively manages cash resources and invests surplus cash balances with various financial institutions in accordance with strict credit risk management policies and controls as specified by the Group’s Board of Directors.  Credit risk in relation to these balances is managed through on-going monitoring of the credit quality ensuring that funds are invested as per agreed investment guidelines. These balances are classified as cash and cash equivalents or current asset investments depending on the maturity of the related investment. Invested cash comprises of cash and cash equivalents with a maturity of three months or less and credit quality is set at a minimum credit rating of BB+ for overnight maturities and a minimum of A- for any bank deposits greater than overnight and up to three months.  Current asset investments comprise investments with maturities of greater than three months. The minimum ratings required for each class of investment are as follows: bank deposits (A-), money market funds (AAA), liquidity funds (AAA) and fixed rate corporate bonds or floating rate notes (A- non-financial, AA- financial).

Liquid and Capital Resources

The Group’s liquid and capital resources at 31 December 2014 were as follows:

	31 December	31 December
	2014	2013
	$’000	$’000

Current asset investments (note 17)	97,100	138,317
Cash and cash equivalents (note 18)	118,900	182,519

Total liquid resources	216,000	320,836

Shareholders’ equity	973,195	929,550

The principal operating cash requirements of the Group include payment of salaries, office rents, travel expenditures and payments to investigators.  Other cash requirements include capital expenditures for facilities and information system enhancements and cash required to fund acquisitions and other growth opportunities. The CRO industry is generally not capital intensive.  The Group primarily finances its operations and growth through cash flows from operations, together with amounts drawn under negotiated facilities as required.

Company Statement of Financial Position
as at 31 December 2014

25. Financial Instruments (continued)

The Group’s primary objectives in managing its liquid and capital resources are as follows:
• to maintain adequate resources to fund its continued operations,
• to ensure availability of sufficient resources to sustain future development and growth of the business,
• to maintain sufficient resources to mitigate risks and unforeseen events which may arise.

The Group manages risks associated with liquid and capital resources through ongoing monitoring of actual and forecast cash balances and by reviewing the existing and future cash requirements of the business.  It ensures that sufficient headroom is available under the Group’s existing negotiated facilities and negotiates additional facilities as required.  Details of the Group’s negotiated facility is set out in note 22 Bank Credit Lines and Loan Facilities. There were no funds drawn under this facility at 31 December 2014. The Group may raise additional finance through the issuance of ordinary shares or debt as required.

The following table sets out details of the maturity of the Group’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial year end date to contractual maturity date:

Year ended 31 December 2014

	Carrying Amount	Contractual Cashflows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Non-current other liabilities*	(5,713)	(5,713)	-	-	(5,713)	-	-
Accounts payable	(2,793)	(2,793)	(2,793)	-	-	-	-
Accrued and other liabilities*	(247,279)	(247,279)	(247,279)	-	-	-	-
Provisions	(3,704)	(3,704)	(1,134)	(602)	(475)	(502)	(991)
	(259,489)	(259,489)	(251,206)	(602)	(6,188)	(502)	(991)

Year ended 31 December 2013

	Carrying Amount	Contractual Cashflows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Non-current other liabilities *	(7,662)	(7,662)	-	-	(7,662)	-	-
Accounts payable	(4,597)	(4,597)	(4,597)	-	-	-	-
Accrued and other liabilities*	(188,927)	(188,927)	(188,927)	-	-	-	-
Provisions	(5,675)	(5,675)	(2,430)	(3,245)	-	-	-
	(206,861)	(206,861)	(195,954)	(3,245)	(7,662)	-	-

*Certain reclassifications have been made to prior year comparatives to be consistent with the current year presentation.

*Non-current other liabilities above excludes retirement plan net benefit obligation (2014: $7.5 million and 2013: $3.5 million) and deferred government grants (2014: $1.1 million and 2013: $1.4 million). Accrued and other liabilities excludes deferred government grants (2014: $0.1 million and 2013: $0.2 million).

Company Statement of Financial Position
as at 31 December 2014

25. Financial Instruments (continued)

Foreign currency risk

The Group is subject to a number of foreign currency risks given the global nature of its operations. The principal foreign currency risks to which the business is subject includes both foreign currency translation risk and foreign currency transaction risk. Although domiciled in Ireland, the Group reports its results in U.S. dollars. As a consequence the results of non-U.S. based operations, when translated into U.S. dollars, could be affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

The Group is also subject to foreign currency transaction exposures as the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred.  The Group’s operations in the United States are not materially exposed to such currency differences as the majority of revenues and costs are in U.S. dollars. However, outside the United States the multinational nature of the Group’s activities means that contracts are usually priced in a single currency, most often U.S. dollars, Euros or pounds Sterling, while costs arise in a number of currencies, depending on, among other things, which of the Group’s offices provide staff for the contract and the location of investigator sites.

Although many such contracts benefit from some degree of natural hedging due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on the results of the Group’s operations. The Group regularly reviews its foreign currency exposures and usually negotiates currency fluctuation clauses in its contracts which allow for price negotiation if certain exchange rate triggers occur.

The following table sets out the Group’s transaction risk in relation to financial assets and liabilities at 31 December 2014:

	U.S. Dollar	Sterling	Euro	Other	Total
	2014	2014	2014	2014	2014
	$’000	$’000	$’000	$’000	$’000

Accounts receivable	3,708	6,554	54,079	7,143	71,484
Unbilled revenue/payments on account	(1,018)	(2,756)	(23,311)	(283)	(27,368)
Cash and cash equivalents	1,312	409	4,721	409	6,851
Other current assets	1,335	737	16,660	180	18,912
Other non-current assets	62	-	-	5	67
Accounts payable	(708)	(671)	(5,711)	(596)	(7,686)
Accrued and other liabilities	(1,492)	(799)	(37,789)	(2,030)	(42,110)
Other non-current other liabilities	-	-	(1,154)	-	(1,154)
Current tax payable	-	-	(10,187)		(10,187)
Intergroup transactions	(36,002)	(10,982)	(25,106)	(16,093)	(88,183)

Total Transaction Risk	(32,803)	(7,508)	(27,798)	(11,265)	(79,374)

Foreign exchange gains and losses recognised on the above balances are recorded in “other operating expenses”. The total foreign exchange gain incurred during the year ending 31 December 2014 amounted to $5.9 million (2013: $1.2 million gain).

Company Statement of Financial Position
as at 31 December 2014

25. Financial Instruments (continued)

The following table sets out the Group’s transaction risk in relation to financial assets and liabilities at 31 December 2013:

	U.S. Dollar	Sterling	Euro	Other	Total
	2013	2013	2013	2013	2013
	$’000	$’000	$’000	$’000	$’000

Accounts receivable	148,750	2,704	1,808	984	154,246
Unbilled revenue /(payments) on account	(132,462)	(2,395)	1,766	887	(132,204)
Cash and cash equivalents	130,947	8,115	811	1,279	141,152
Other current assets	947	24	573	47	1,591
Other non-current assets	62	-	-	5	67
Accounts payable	(544)	(42)	(141)	(541)	(1,268)
Accrued and other liabilities	(5,865)	(57)	(239)	(143)	(6,304)
Current tax payable	8	-	232	14	254
Intergroup transactions	(17,710)	(2,236)	(15,109)	(21,745)	(56,800)

Total Transaction Risk	124,133	6,113	(10,299)	(19,213)	100,734

Foreign exchange gains and losses recognised on the above balances are recorded in “other operating expenses”. The total foreign exchange gain incurred during the year ending 31 December 2013 amounted to $1.2 million (2012: $1.2 million gain).

The following significant exchange rates applied during the year:

	Average Rate		Closing Rate
	2014	2013	2014	2013

Euro 1:$	1.3361	1.3254	1.2098	1.3743

Pound Sterling 1:$	1.6548	1.5653	1.5577	1.6557

A simultaneous ten percent strengthening or weakening of the US Dollar, Euro and Sterling against all other currencies (which remained constant) would have increased or decreased profit and equity by $6.19 million (31 December 2013 $11.26 million) as a consequence of the retranslation of foreign currency denominated financial assets and liabilities at those dates. This change in profit and equity is excluding the effect of foreign currency denominated long term loans.

Interest rate risk

The Group is exposed to interest rate risk in respect of its cash and cash equivalents, current asset investments and amounts drawn under negotiated facilities which are subject to variable rates of interest.  The Group’s treasury function actively manages its available cash resources and invests significant cash balances in various financial instruments to try to ensure optimum returns for the Group’s surplus cash balances.  Financial instruments are classified either as cash and cash equivalents or current asset investments depending upon the maturity of the related investment. Funds may be invested in the form of floating rate notes and medium term minimum “A-” rated corporate securities. The Group may be subject to interest rate risk in respect of interest rate changes on amounts invested.  The Group manages interest rate risk in respect of these balances by monitoring the composition of the Group’s investment portfolio on an ongoing basis having regard to current market interest rates and future trends.

Company Statement of Financial Position
as at 31 December 2014

25. Financial Instruments (continued)

In addition to interest rate risk on surplus cash balances invested, the Group may also be subject to interest rate risk on amounts drawn under negotiated facilities which are subject to variable rates of interest.  Details of the Group’s negotiated facility is set out in note 22 Bank Credit Lines and Loan Facilities. There were no amounts drawn down under this at 31 December 2014 or at 31 December 2013. The Group manages interest rate risk in respect of amounts under negotiated facilities through ongoing monitoring of actual and forecast cash balances, reviewing existing and future cash requirements of the business and by reviewing existing levels of borrowings having regard to current market interest rates and future trends.

The sensitivity analysis below represents the revised amount following the hypothetical change in our interest income and interest expense based on an immediate 1% movement in market interest rates.

	Interest Income		Interest Expense
	2014	2013	2014	2013
	$’000	$’000	$’000	$’000

As reported	1,151	986	-	-

1% Increase	3,800	3,214	-	-

1% Decrease	-	-	-	-

Interest expense included in note 4 relates to commitment fees on bank overdraft and credit facilities and non-cash finance charges relating to acquisition contingent consideration and therefore is not included in the above sensitivity analysis. The above analysis assumes that all other variables remain constant.

Fair Values

Certain financial instruments are measured in the statement of financial position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:
Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Company Statement of Financial Position
as at 31 December 2014
25. Financial Instruments (continued)

The fair value of financial assets together with the carrying amounts shown in the Statement of Financial Position are as follows:

	31 December 2014	31 December 2014	31 December 2013	31 December 2013

	Carrying Amount	Fair Value Level 1	Carrying Amount	Fair Value Level 1
	$’000	$’000	$’000	$’000
Financial Assets
Current asset investments	97,100	97,100	138,317	138,317

	97,100	97,100	138,317	138,317

The carrying values of accounts receivable (less impairment provision), unbilled revenue, other current assets, cash and cash equivalents and other non-current assets are carried at amortised cost and assumed to be approximate to their fair values due to the short term nature of these balances. As such their fair values have not been disclosed.

Current asset investments are stated at fair value, with any resultant gain or loss recognised in the statement of comprehensive income. The fair value of current asset investments is their market price at the financial year end date. They are measured on the basis of level 1 inputs.

The fair value of financial liabilities, together with the carrying amounts shown in the Statement of Financial Position are as follows:

	31 December 2014	31 December 2014	31 December 2013	31 December 2013
	Carrying Amount	Fair Value Level 3	Carrying Amount	Fair Value Level 3
	$’000	$’000	$’000	$’000

Financial Liabilities
Contingent consideration	-	-	(3,245)	(3,245)

	-	-	(3,245)	(3,245)

The carrying values of accounts payable, accrued and other liabilities and provisions (excluding contingent consideration) and other non-current liabilities, non-current provisions (excluding contingent consideration) are carried at amortised cost and  assumed to be approximate to their fair values due to the short term nature of these balances. As such their fair values have not been disclosed.

Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

Company Statement of Financial Position
as at 31 December 2014

25. Financial Instruments (continued)

The following table shows a reconciliation from the opening balances to the closing balances for Level 3 fair values:

	Contingent Consideration 2014	Contingent Consideration 2013
	$’000	$’000

Opening balance	3,245	46,506
Gain included in OCI
Net change in fair value	-	-
Assumed in a business combination	-	-
Payments made during the year	(3,245)	(43,261)
Transfers out of Level 3	-	-

Closing balance	-	3,245

The following table shows the valuation techniques used in measuring Level 3 fair values, as well as significant unobservable inputs used:

Type	Valuation Technique	Significant Unobservable Inputs	Inter-relationship between significant unobservable inputs and fair value measurement
Contingent Consideration	The valuation model considers the estimated future cashflows of the entity.	(1) Forecast future cashflows (2) Forecast annual growth rate	The estimated fair value would increase (decrease) if the forecasted future cashflows were higher (lower) or if the entity missed agreed targets.

26. Lease commitments

The Group has several non-cancellable operating leases, primarily for facilities, that expire over the next 10 years. These leases generally contain renewal options and require the Group to pay all executory costs such as maintenance and insurance. Future minimum rental commitments for operating leases with non-cancellable terms are as follows:

	31 December	31 December
	2014	2013
	$’000	$’000

Less than one year	43,122	36,070
Between one and two years	34,733	31,815
Between two and three years	24,096	25,993
Between three and four years	19,049	17,013
Between four and five years	14,000	12,704
More than five years	54,824	40,224

Total	189,824	163,819

Company Statement of Financial Position
as at 31 December 2014
27. Commitments and contingencies

(a)Capital commitments

The following capital commitments for the purchase of property, plant and equipment were authorised by the Group at 31 December 2014:

	31 December	31 December
	2014	2013
	$’000	$’000
Contracted for	16,789	15,720
Not-contracted for	3,609	2,338

Total	20,398	18,058

(b)Guarantees

Where the Group enters into financial guarantee contracts to guarantee the indebtedness of other companies within the Group, the Group considers these to be insurance arrangements and accounts for them as such.  The Group treats the guarantee contract as a contingent liability until such time as it becomes probable that the Group will be required to make a payment under that guarantee.

The Group has guaranteed the liabilities referred to in Section 5 (c) (ii) of the Companies (Amendment) Act, 1986 in respect of the financial year ending 31 December 2014 for the subsidiary companies listed below. These subsidiaries are availing of the exemption under Section 17 of the Companies (Amendment) Act, 1986 not to file statutory financial statements.

-	ICON Clinical Research Limited
-	ICON Clinical Research Property Holdings (Ireland) Limited
-	ICON Clinical Research Property Development (Ireland) Limited
-	ICON Clinical Property Holdings Limited
-	ICON Clinical Property Development Limited
-	ICON Holdings Clinical Research International Limited
-	Timpani
-	ICON Clinical International
-	Firecrest Clinical Limited
-	ICON Holdings

(c)Contractual obligations

The following represents Group contractual obligations and commercial commitments as at 31 December 2014:

	Payments due by period
		Less than	1 to 3	3 to 5	More than
	Total	1 year	years	years	5 years
	$’000	$’000	$’000	$’000	$’000

Operating lease commitments	189,824	43,122	58,829	33,049	54,824
Capital commitments	20,398	20,398	-	-	-

Total	210,222	63,520	58,829	33,049	54,824

Company Statement of Financial Position
as at 31 December 2014

27. Commitments and contingencies (continued)

The Group expects to spend approximately $45 to $50 million in the next 12 months on further investments in information technology, the expansion of existing facilities and the addition of new offices.  The Group believes that it will be able to fund additional foreseeable cash needs for the next twelve months from cash flow from operations and existing cash balances. In the future, the Group may consider acquiring businesses to enhance service offerings and global presence. Any such acquisitions may require additional external financing and the Group may, from time to time, seek to obtain funds from public or private issues of equity or debt securities. There can be no assurance that such financing will be available on terms acceptable to the Group.

28. Litigation

The Group is not party to any litigation or other legal proceedings that the Group believes could reasonably be expected to have a material adverse effect on the Group’s business, results of operations and financial position.

29. Related Parties

(i)Transactions with Directors and Executive Officer

The total compensation of the Directors and Executive Officers (key management remuneration) for the years ended 31 December 2014 and 2013 was as follows:

	Year ended 31 December	Year ended 31 December
	2014	2013
	$’000	$’000

Salary and fees	3,527	2,758
Bonus	9,051	2,588
Other benefits	107	100
Pension contributions	383	343
Share based payments	10,073	5,771

Total	23,141	11,560

Details of ordinary shares, shares options, RSUs and PSUs held by the Directors and Executive Officers are set out in note 8.

Company Statement of Financial Position
as at 31 December 2014

29. Related Parties (continued)

Details of transactions entered into by Directors and Key Executive Officer in shares and shares options of the Company during the year ended 31 December 2014 were as follows:

Share options exercised
Name	Number of share options	Average exercise price	Average Market price on date of exercise

Thomas Lynch*	6,000	$21.59	$46.78

Dr. John Climax**	12,000	$21.25	$52.38

Ciaran Murray**	113,600	$19.52	$45.96

Steve Cutler**	15,000	$17.85	$53.19

Dermot Kelleher**	8,000	$32.60	$49.11

Dr. Ronan Lambe**	2,000	$21.25	$54.94

*   Options exercised and shares held.
** Options exercised and resulting shares sold.

Shares sold
	Number of shares	Average Market Price of Shares Sold
Thomas Lynch	6,000	$46.18

RSUs vested and sold

	Number of shares	Average Market Price of Shares Sold
Steve Cutler	47,415	$49.11
Brendan Brennan	3,300	$38.52
Ciaran Murray	116,000	$49.77

(ii)Other Related Party Transactions

On 19 July 2012, Mr. Peter Gray retired as a Director and employee of the Company. The Company subsequently entered into an agreement with Integritum Limited, a company controlled by Mr. Gray, for the provision of consultancy services for a period of two years from 1 August 2012, at an agreed fee of €265,000 ($350,000) per annum.

Company Statement of Financial Position
as at 31 December 2014

30. Subsequent Events

Acquisition of MediMedia Pharma Solotions.

On February 27, 2015 the Company acquired MediMedia Pharma Solutions for a total cash consideration of $120.0 million. Headquartered in Yardley, Pennsylvania, MediMedia Pharma Solutions includes MediMedia Managed Markets and Complete Healthcare Communications. MediMedia Managed Markets is a leading provider of strategic payer-validated market access solutions. Complete Healthcare Communications is one of the leading medical and scientific communication agencies working with medical affairs, commercial and brand development teams within life science companies.

The following table summarises the Company’s provisional estimates of the fair values of the assets acquired and liabilities assumed:

27 February
2015
$’000
Property, plant and equipment	796
Accounts receivable	4,877
Unbilled revenue	4,826
Prepayments and other current assets	721
Accounts payable	(671)
Other liabilities	(4,763)
Payments on account	(4,376)

Net assets acquired	1,410

It is anticipated that goodwill arising from the acquisition of the MediMedia Managed Markets will comprise an established workforce with experience in the provision of strategic payer-validated market access solutions while the acquisition of Complete Healthcare Communications will comprise an established workforce with significant communication experience working with medical affairs, commercial and brand development teams within the life science industry.  Other intangible assets are expected to comprise customer relationships.

Company Statement of Financial Position
as at 31 December 2014

31. Subsidiary Undertakings

As at 31 December 2014 the Group had the following principal subsidiary undertakings:

Name	Registered Office	Proportion held by Group
ICON Clinical Research Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%*

ICON Holdings	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%*

ICON Holdings Clinical Research International Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%

DOCS Resourcing Limited	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%

ICON Clinical International	South County Business Park Leopardstown Dublin 18 Republic of Ireland	100%

ICON Development Solutions, LLC	7740 Milestone Parkway, Suite 150, Hanover, MD 21076 U.S.A.	100%

ICON Clinical Research, LLC.	2100 Pennbrook Parkway North Wales, PA 19454 U.S.A.	100%

ICON Laboratory Services, Inc	123 Smith Street, Farmingdale, NY 11735 U.S.A.	100%

Beacon Bioscience, Inc	2800 Kelly Road, Suite 200, Warrington, PA 18976 U.S.A.	100%

Company Statement of Financial Position
as at 31 December 2014

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by Group

ICON Early Phase Services, LLC	8307 Gault Lane, San Antonio, TX 78209-1015 U.S.A.	100%

PriceSpective, LLC	2100 Pennbrook Parkway, North Wales, PA 19454	100%

DOCS Global, Inc.	2100 Pennbrook Parkway, North Wales, PA 19454	100%

ICON US Holdings Inc	2100 Pennbrook Parkway, North Wales, PA 19454 U.S.A.	100%

DOCS International Belgium N.V	Pegasuslaan 5 1831 Diegem Belgium	100%

ICON Clinical Research EOOD	2A, Saborna Str., 4th floor, Sofia – 1000, Republic of Bulgaria	100%

ICON Research Ltd. (Ispitivanja ICON d.o.o)	Radnicka cesta 80, 10000 Zagreb, Croatia	100%

ICON Clinical Research s.r.o.	Praha 4 - Chodov, V parku 2335/20, PSČ 148 00 Czech Republic	100%

DOCS International Nordic Countries A/S	Havnegade 29 1058 København K Denmark	100%

DOCS International Finland Oy	Mannerheimintie 12 B 5th Floor FIN-00100 Helsinki Finland	100%

ICON Clinical Research S.A.R.L.	55 Avenue des Champs Pierreux Le Capitole Building 92000 Nanterre France	100%

Company Statement of Financial Position
as at 31 December 2014

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by Group

DOCS International France S.A.S.	55 Avenue des Champs Pierreux Le Capitole Building 92000 Nanterre France	100%

ICON Clinical Research GmbH	Heinrich-Hertz-Straße 26 63225 Langen Hessen Germany	100%

DOCS International Germany GmbH	Theresienhöhe 28 80339 München Germany	100%

ICON Klinikai Kutató Korlátolt Felelősségű Társaság (ICON Clinical Research Limited Liability Company)	1037 Budapest, Szépvölgyi út 39. Hungary	100%

ICON Clinical Research Israel Limited	6 Haba'al Shem Tov Street, Lod, Zip Code 71289, Northern Industrial Area, Israel	100%

DOCS Italia S.R.L.	Via Benigno Crespi, 23 20159 Milano Italy	100%

ICON Investments Limited	PO Box 76, Kleinwort Benson House, Wests Centre, St. Helier, JE4 8PQ Jersey	100%*

DOCS International BV	Handelsweg 53 1181 ZA Amstelveen The Netherlands	100%

DOCS Insourcing BV	Handelsweg 53 1181 ZA Amstelveen The Netherlands	100%

DOCS International Poland Sp.zo.o.	Ul. Grojecka 5 02-019 Warsaw Poland	100%

Company Statement of Financial Position
as at 31 December 2014

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by Group

ICON Clinical Research Sp.zo.o.	Al. Jerozolimskie 56C, 00-803, Warsaw Poland	100%*

ICON Clinical Research S.R.L	Calea Floreasca, Nr 133-137, Et. 3, Bucuruesti, Sector 1, Romania	100%

ICON Clinical Research d.o.o. Beograd	4th Floor, Zorana Djindjica 64a, 11070 Belgrade, Serbia	100%

ICON Clinical Research Slovakia, s.r.o.	Suché mýto 1, 811 03 Bratislava Slovak Republic	100%

ICON Clinical Research Espana, S.L.	Calle Josep Pla Numero 2, Torre Diagonal Mar Piso 11, Modulo 1 Barcelona Spain	100%

DOCS International Sweden AB	Gustav III:s Boulevard 34, 5th floor SE-169 73 Solna Sweden	100%

ICON Medical Imaging AG	Gewerbestrasse 24 4123 Allschwil Switzerland	100%

DOCS International Switzerland GmbH	Bahnhofstrasse 98/100, CH-8001 Zürich, Switzerland	100%

ICON Ankara Klinik Arastirma Dis Ticaret Anonim Sirketi	Beştepe Mahallesi Dumlupınar Bulvarı, No: 6/1211 06520 Yenimahalle / Ankara Turkey	100%

ICON Clinical Research LLC	4th Floor, St. Poleva 24, Kiev, Ukraine, 03056	100%

Company Statement of Financial Position
as at 31 December 2014

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by Group

ICON Development Solutions Limited	Concept House, 6 Stoneycroft Rise, Chandlers Ford, Eastleigh, Hampshire, SO53 3LD United Kingdom	100%

DOCS International UK Limited	Concept House, 6 Stoneycroft Rise Chandlers Ford, Eastleigh, Hampshire, SO53 3LD United Kingdom	100%

ICON Clinical Research (U.K.) Limited	Concept House, 6 Stoneycroft Rise, Chandlers Ford, Eastleigh, Hampshire, SO53 3LD, United Kingdom	100%

ICON Clinical Research, S.A.	Avenida Leandro N. Alem 1110, Piso 13°, Ciudad Autónoma de Buenos Aires Argentina	100%

ICON Pesquisas Clinicas LTDA	Av. Ibirapuera 2332, Torre II 4º Andar, São Paulo, SP Brazil	100%

ICON Clinical Research (Canada) Inc.	7405 Trans-Canada Highway, Suite 300 Saint-Laurent, Quebec H4T 1Z2 Canada	100%

Oxford Outcomes Limited	19th Floor 885 West Georgia Street Vancouver BC V6C 3H4 Canada	100%

ICON Chile Limitada	Huerfanos 770 Piso 4 Oficina 402 Santiago Chile	100%

Company Statement of Financial Position
as at 31 December 2014

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by Group

ICON Clinical Research México, S.A. de C.V.	Barranca del Muerto 329 3rd Floor Col. San Jose Insugentes 03900 Mexico D.F.	100%

ICON Clinical Research Peru S.A	Av. 28 de Julio 150, Piso 6, Miraflores, Lima 18, Peru	100%

ICON Clinical Research PTY Limited	Suite 201, Level 2, 2-4 Lyon Park Road, North Ryde, NSW 2113 Australia	100%*

Aptiv Solutions (Australia) PTY Ltd	SCHWEIZER KOBRAS Level 5, 23-25 O'Connell Street, Sydney NSW 2000, Australia	100%

ICON Clinical Research Austria GmbH	Pyrkergasse 10/6 1190 Vienna Austria	100%

ICON Clinical Research (Beijing) Co., Limited	Room B1101, Tower No. 1, No. 36 North 3rd Ring Road East, Dong Cheng District, Beijing, China	100%

ICON Clinical Research (Beijing No.2) Co., Limited	Room 335, No.8, An Ning Zhuang East Road, Haidian District, Beijing, China	100%

Aptiv Solutions	5 Rue de Talus 67400 Illkirch-Graffenstaden 478 619 950 RCS Strasbourg France	100%

Aptiv Solutions GmbH	Robert-Perthel-Str. 77a, 50739 Koeln, Germany	100%

Company Statement of Financial Position
as at 31 December 2014

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by Group

ICON Clinical Research India Private Limited	RMZ Millenia Business Park, Block 3A - 2nd Floor, #143 Dr. MGR Road, Kandanchavady, Chennai, Tamil Nadu, India 600 096	100%

ICON Clinical Research Korea Yuhan Hoesa	18th Floor Capital Tower 142, Teheran-ro Gangnam-gu Seoul 135-924 Republic of Korea	100%

ICON Clinical Research Hong Kong Limited	Unit 3606, 36th/F Skyline Tower, 39 Wang Kwong Road Kowloon Bay, Kowloon Hong Kong	100%

ICON CRO Malaysia SDN. BHD.	Level 10, 1 Sentral, Jalan Travers, Kuala Lumpur Sentral, P.O. Box 10192, 50706 Kuala Lumpur Malaysia	100%

ICON Clinical Research (Rus) LLC	24D Smolnaya Street, Moscow, 125445, Russian Federation	100%

ICON Clinical Research (Switzerland) GbmH	Gewerbestrasse 24 4123 Allschwil Switzerland	100%

ICON Clinical Research (New Zealand) Limited	Plaza Level, AXA Centre, 41 Shortland Street, Auckland, New Zealand 1010	100%

ICON Clinical Research Services Philippines, Inc.	24th Floor Salcedo Towers, 169 H.V. Dela Costa Street, Salcedo Village, Makati City, Philippines 1227	100%

ICON Clinical Research (Pte) Limited	24 Raffles Place #24-03 Clifford Centre Singapore 048621	100%

Company Statement of Financial Position
as at 31 December 2014

31. Subsidiary Undertakings (continued)

Name	Registered Office	Proportion held by Group

ICON Clinical Research (Thailand) Limited	1 Empire Tower, 24th Floor, Unit No. 2408, South Sathorn Road, Yannawa, Sathorn, Bangkok, 10120 Thailand	100%

ICON Clinical Research Taiwan Limited	2F, No. 96, Sec 1, Chien Kou North Road, Taipei 10495, Taiwan, R.O.C.	100%

ICON Japan K.K.	6F-7F MD Kanda Building, 9-1 Kanda Mitoyocho, Chiyoda-ku, Tokyo 101-0053, Japan	100%

Niphix K.K.	21-7 Kabutocho, Nihonbashi, Chuo-ku, Tokyo 103-0026 Japan	100%

Aptiv Solutions Ukraine LLC	4th Floor, St. Poleva 24, Kiev, Ukraine, 03056	100%

Aptiv Solutions (UK) Ltd	100 Park Drive, Milton Park Abingdon, Oxfordshire, OX14 4RY	100%

Addplan Inc	2100 Pennbrook Parkway North Wales Montgomery County PA 19454 United States	100%

* held directly

32. Approval of financial statements

The Board of Directors approved these financial statements on 23rd April 2015.

Company Statement of Financial Position
as at 31 December 2014

	Note	31 December	31 December
		2014	2013
		$’000	$’000
ASSETS
Non-current assets
Property, plant and equipment	1	614	1,048
Intangible assets	2	197	504
Investment in subsidiaries	3	468,124	524,810
Deferred tax asset	4	410	395
Total non-current assets		469,345	526,757

Current assets
Other current assets	5	2,951	2,727
Amounts due from subsidiary undertakings		148,272	137,072
Current taxes receivable		151	174
Cash and cash equivalents		4,516	3,833
Total current assets		155,890	143,806

Total assets		625,235	670,563

EQUITY
Share capital		5,037	5,168
Share premium		221,965	199,785
Capital redemption reserve		305	100
Share based payment reserve		58,614	44,785
Other reserves		6,071	6,071
Functional currency translation reserve		(59,038)	25,885
Retained earnings		368,553	365,282
Attributable to equity holders		601,507	647,076

Total equity		601,507	647,076

LIABILITIES
Non-current liabilities
Non-current other liabilities	6	-	2,865
Total non-current liabilities		-	2,865

Current liabilities
Accounts payable		27	608
Accrued and other liabilities	6	23,701	20,014
Current taxes payable		-	-
Total current liabilities		23,728	20,622

Total liabilities		23,728	23,487

Total equity and liabilities		625,235	670,563

On behalf of the Board

Declan McKeon	Ciaran Murray
Director	Director

Company Statement of Changes in Equity
for the year ended 31 December 2014
	Number	Share	Share	Capital Redemption	Share Based Payment	Other	Currency	Retained	Total
	of shares	Capital	Premium	Reserve	Reserve	Reserves	Reserve	Earnings	Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2014	61,587,257	5,168	199,785	100	44,785	6,071	25,885	365,282	647,076
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	135,437	135,437
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	(84,923)	-	(84,923)

Total other comprehensive income	-	-	-	-	-	-	(84,923)	135,437	50,514

Total comprehensive income for the year	-	-	-	-	-	-	(84,923)	135,427	50,514
Transactions with owners, recorded directly in equity
Share based payment	-	-	-	-	22,725	-	-	-	22,725
Exercise of share options	926,407	74	22,182	-	-	-	-	-	22,256
Share issue costs	-	-	(20)	-	-	-	-	-	(20)
Issue of restricted share units	233,726	-	18	-	-	-	-	-	18
Repurchase of ordinary shares	(2,640,610)	(205)	-	205	-	-	-	(140,030)	(140,030)
Share repurchase costs	-	-	-	-	-	-	-	(1,032)	(1,032)
Transfer of exercised and expired share based awards	-	-	-	-	(8,896)	-	-	8,896	-

Total contributions by and distributions to owners	-	(131)	22,180	205	13,829	-	-	(132,166)	(96,083)

Total transactions with owners	(1,480,477)	(131)	22,180	205	13,829	-	-	(132,166)	(96,083)

Balance at 31 December 2014	60,106,780	5,037	221,965	305	58,614	6,071	(59,038)	368,553	601,507

As permitted by section 148(8) of the Companies Act 1963, the Company has not presented a Company income statement. The profit for the 2014 financial year retained by the Company amounted to $135,437,000 (2013: profit $176,616,000)

Company Statement of Changes in Equity
for the year ended 31 December 2014

	Number	Share	Share	Capital Redemption	Share Based Payment	Other	Currency	Retained	Total
	of shares	Capital	Premium	Reserve	Reserve	Reserves	Reserve	Earnings	Equity
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance at 1 January 2013	60,287,498	5,067	172,963	100	42,527	6,071	3,306	177,558	407,592
Total comprehensive income for the year
Profit for the year	-	-	-	-	-	-	-	176,616	176,616
Other comprehensive income
Foreign currency translation	-	-	-	-	-	-	22,579	-	22,579

Total other comprehensive income	-	-	-	-	-	-	22,579	-	22,579

Total comprehensive income for the year	-	-	-	-	-	-	22,579	176,616	199,195
Transactions with owners, recorded directly in equity
Share based payment	-	-	-	-	13,366	-	-	-	13,366
Exercise of share options	1,249,759	101	26,888	-	-	-	-	-	26,989
Share issue costs	-	-	(70)	-	-	-	-	-	(70)
Issue of restricted share units	50,000	-	4	-	-	-	-	-	4
Transfer of exercised and expired share based awards	-	-	-	-	(11,108)	-	-	11,108	-

Total contributions by and distributions to owners	1,299,759	101	26,822	-	2,258	-	-	11,108	40,289

Total transactions with owners	1,299,759	101	26,822	-	2,258	-	-	11,108	40,289

Balance at 31 December 2013	61,587,257	5,168	199,785	100	44,785	6,071	25,885	365,282	647,076

As permitted by section 148(8) of the Companies Act 1963, the Company has not presented a Company income statement. The profit for the 2013 financial year retained by the Company amounted to $176,616,000(2012: profit $1,034,000).

Company Statement of Cash Flows
for the year ended 31 December 2014
	Note	Year ended	Year ended
		31 December	31 December
		2014	2013
		$’000	$’000

Profit for the financial year		135,437	176,616
Adjustments to reconcile net income to net cash generated from operating activities
Depreciation	1	423	511
Amortisation of intangible assets	2	186	265
Share based payment		7,567	5,783
Interest on intercompany loans	3	-	(695)
Income tax expense		976	1,600
Operating cash inflow before changes in working capital		144,589	184,080

(Increase)/decrease in other current assets		(224)	524
Increase in accounts payable and accrued and other liabilities		263	8,595
Increase/(decrease) in income taxes payable		7	(33)
Cash provided by operations		144,635	193,166
Interest paid on Group facility		-	(935)
Income taxes paid		(976)	(2,186)
Net cash inflow from operating activities		143,659	190,045
Investing activities
Purchase of computer software		(90)	(250)
Purchase of property, plant and equipment		(106)	(385)
Increase in investment in subsidiaries		(13,283)	(132,102)
Net cash used by investing activities		(13,479)	(132,737)
Financing activities
(Increase) in amounts due from subsidiary undertakings		(10,667)	(81,544)
Proceeds from exercise of share options		22,274	26,993
Share issuance costs		(20)	(70)
Repurchase of ordinary shares		(140,030)	-
Share repurchase costs		(1,032)	-
Net cash used in financing activities		(129,475)	(54,621)
Net increase in cash and cash equivalents		705	2,687
Effect of exchange rate changes		(22)	88
Cash and cash equivalents at start of year		3,833	1,058
Cash and cash equivalents at end of year		4,516	3,833

Notes to Company Financial Statements
for the year ended 31 December 2014

1.  Property, plant and equipment

			Office
	Leasehold	Computer	furniture &
	improvements	equipment	fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2014	980	2,017	1,563	4,560
Additions	2	85	3	90
Foreign currency movement	(130)	(268)	(196)	(594)

At 31 December 2014	852	1,834	1,370	4,056

Depreciation
At 1 January 2014	817	1,636	1,059	3,512
Charge for the year	55	194	174	423
Foreign currency movement	(116)	(228)	(149)	(493)

At 31 December 2014	756	1,602	1,084	3,442

Net book value
At 31 December 2014	96	232	286	614

At 31 December 2013	163	381	504	1,048

			Office
	Leasehold	Computer	furniture &
	improvement	equipment	fixtures	Total
	$’000	$’000	$’000	$’000
Cost
At 1 January 2013	806	1,777	1,462	4,045
Additions	150	182	53	385
Foreign currency movement	24	58	48	130

At 31 December 2013	980	2,017	1,563	4,560

Depreciation
At 1 January 2013	648	1,387	874	2,909
Charge for the year	151	204	156	511
Foreign currency movement	18	45	29	92

At 31 December 2013	817	1,636	1,059	3,512

Net book value
At 31 December 2013	163	381	504	1,048

At 31 December 2012	158	390	588	1,136

Notes to Company Financial Statements (continued)
for the year ended 31 December 2014

2. Intangible assets

Computer Software $’000
Cost
At 1 January 2013	1,100
Additions	250
Foreign exchange movement	46
At 31 December 2013	1,396

Additions	106
Eliminated on disposals	(192)
Foreign exchange movement	(162)
At 31 December 2014	1,148

Amortisation
At 1 January 2013	600
Arising during the year	265
Foreign exchange movement	27
At 31 December 2013	892

Arising during the year	186
Foreign exchange movement	(127)
At 31 December 2014	951

Net book value
At 31 December 2014	197

At 31 December 2013	504

Notes to Company Financial Statements (continued)
for the year ended 31 December 2014

3. Investment in subsidiaries

	Investment in Subsidiary Undertakings $’000	Long Term Advances to Subsidiary Undertakings $’000	Total $’000
Cost
At 1 January 2013	285,785	77,198	362,983
Imputed interest on long term intercompany loans	-	695	695
Additions (1)	278,793	-	278,793
Disposals / repayments (2)	(90,085)	(43,077)	(133,162)
Share based payment	7,951	-	7,951
Share subscription payment from subsidiary companies	(13,529)	-	(13,529)
Foreign exchange movement	19,422	1,657	21,079
At 31 December 2013	488,337	36,473	524,810

Additions (3)	13,283	-	13,283
Share based payment	15,160	-	15,160
Share subscription payment from subsidiary companies	(20,497)	-	(20,497)
Foreign exchange movement	(60,253)	(4,379)	(64,632)
At 31 December 2014	436,030	32,094	468,124

(1)	In September 2013, the Company invested $81.8 million for “A” shares in ICON Holdings. In November 2013, following an internal Group restructuring, the Company made a capital contribution to ICON Holdings and ICON Clinical Research UK Limited of $42.6 million and $38.2 million respectively. The Company also made an investment in ICON Clinical International of $116.2 million.

(2)	In December 2013, the Company received a repayment of $43.1 million in respect of long term advances. Also in December 2013, the Company redeemed shares in ICON Holdings amounting to $90.1 million.

(3)	In December 2014, the Company made a capital contribution of $13.3 million to its subsidiary ICON Medical Imaging AG.

(4)	The Directors are satisfied that the fair value of invenstments in and loans to subsidiary undertakings is equal to or greate than their carrying value.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2014

4. Deferred taxation

The net deferred tax asset at 31 December 2014 was as follows:

	31 December	31 December
	2014	2013
	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	274	270
Property, plant and equipment	106	105
Share based payment	-	-
Loans to subsidiaries	52	52

Total deferred taxation assets	432	427

Deferred taxation liabilities
Property, plant and equipment	(21)	(29)
Accrued expenses and payments on account	(1)	(3)

Total deferred taxation liabilities	(22)	(32)

Net deferred taxation asset	410	395

The movement in temporary differences during the year ended 31 December 2014 and year ended 31 December 2013 was as follows:
	Balance		Balance
	1 January	Recognised in	31 December
	2014	Income	2014
	$’000	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	270	4	274
Property plant and equipment	105	1	106
Share based payments	-	-	-
Loans to subsidiaries	52	-	52

Total deferred taxation assets	427	5	432

Deferred taxation liabilities
Property, plant and equipment	(29)	8	(21)
Accrued expenses and payments on account	(3)	2	(1)

Total deferred taxation liabilities	(32)	10	(22)

Net deferred taxation asset	395	15	410

Notes to Company Financial Statements (continued)
for the year ended 31 December 2014

4. Deferred taxation (continued)

	Balance		Balance
	1 January	Recognised in	31 December
	2013	Income	2013
	$’000	$’000	$’000
Deferred taxation assets
Accrued expenses and payments on account	77	193	270
Property plant and equipment	213	(108)	105
Share based payments	-	-	-
Loans to subsidiaries	142	(90)	52

Total deferred taxation assets	432	(5)	427

Deferred taxation liabilities
Property, plant and equipment	(29)	-	(29)
Accrued expenses and payments on account	(7)	4	(3)

Total deferred taxation liabilities	(36)	4	(32)

Net deferred taxation asset	396	(1)	395
At 31 December 2014 and 31 December 2013 the Company had no operating loss carry forwards for income tax purposes and there were no deferred tax assets that have not been recognised.

5. Other current assets

	31 December	31 December
	2014	2013
	$’000	$’000

Prepayments	1,668	1,465
Other receivables	1,283	1,262

Total	2,951	2,727

6. Accrued and other liabilities

	31 December	31 December
	2014	2013
	$’000	$’000
Non-current other liabilities
Non-current other liabilities	-	2,865

Total	-	2,865

Notes to Company Financial Statements (continued)
for the year ended 31 December 2014
6. Accrued and other liabilities (continued)

Current liabilities
Accruals and other liabilities	23,701	20,014

Total	23,701	20,014

7. Related parties

The Company entered into the following transactions with subsidiary companies during the period:

	Year ended	Year ended
	31 December	31 December
	2014	2013
	$’000	$’000
Income Statement
Expenses recharged to subsidiary companies	35,750	43,978
Dividend received from subsidiary company	140,030	-
Profit on disposal of interest in subsidiaries (a)	-	179,545
Imputed interest on loans charged to subsidiary companies	-	695

Total	175,780	224,218

Cash Flow Statement
Increase in intercompany debtors and investments	(10,667)	(213,646)

Total	(10,667)	(213,646)

(a)	During 2014, the Company received a dividends of $140.0 million from its subsidiary ICON Clinical Research Limited.
(b)	In May 2013, the Company disposed of its interest in ICON Germany resulting in a profit on disposal of $58.5 million. In November 2013, following an internal Group restructuring, the Company disposed of it’s interest in ICON Clinical Research UK Limited resulting in a profit of $121.0 million.

Directors and Executive Officers of the Parent Company are the same as those for the Group.  For information on transactions with Directors and Executive Officers see note 29 to the Group financial statements, and for information on Directors’ remuneration see note 8.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2014

8.   Commitments and Contingencies

Operating Leases

The Company has several non-cancelable operating leases that expire over the next 4 years. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance. The Company recognised $3.2 million and $3.2 million in rental expense (including rates) for the years ended December 31, 2014 and December 31, 2013 respectively. Future minimum rental commitments for operating leases with non-cancelable terms in excess of one year are as follows:

Minimum rental payments
$’000
2015	2,773
2016	2,432
2017	1,900
2018	1,109
Thereafter	-

Total	8,214

9. Litigation

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial position.

10. Financial instruments

The Company is exposed to various financial risks in the normal course of the business.  The Company’s financial instruments typically comprise, cash, bank borrowings and accounts payable. The main purpose of these financial instruments is to provide finance for the Company’s operations.  The main risks arising from the Company’s financial instruments are credit risk, liquidity risk, interest rate risk, and foreign exchange risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  Credit risk in respect of the Company arises on balances due from group companies, and as the group is financially sound and the subsidiary entities that ICON Plc the company trades with are in a position to make payments as and when they fall due, the Company has assessed the exposure to credit risk as low.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s liquidity risk arises from the repayment of short term debt and other obligations as they fall due.  The Company minimises liquidity risk by ensuring that sufficient cash balances and committed bank lines of credit are available to meet its obligations as they fall due. The Company’s bank credit lines and facilities are the same as Group. Details of the Group’s bank credit lines and facilities are set out in note 22.

Notes to Company Financial Statements (continued)
for the year ended 31 December 2014

10. Financial instruments (continued)

The following table sets out details of the maturity of the Company’s financial liabilities into the relevant maturity groupings based on the remaining period from the financial year end date to the contractual maturity date:

At 31 December 2014
	Carrying Amount	Contractual Cashflows	6 mths or less	6 to12 mths	1 to 2 years	2 to 5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Accounts payable	(27)	(27)	(27)	-	-	-	-
Accruals and other liabilities	(23,701)	(23,701)	(23,701)	-	-	-	-

	(23,728)	(23,728)	(23,728)	-	-	-	-

At 31 December 2013
	Carrying Amount	Contractual Cashflows	6 mths or less	6 to12 mths	1 to 2 years	2 to 5 years	More than 5 years
	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Accounts payable	(608)	(608)	(608)	-	-	-	-
Accruals and other liabilities	(20,014)	(20,014)	(20,014)	-	-	-	-
Non-current other liabilities	(2,865)	(2,865)	-	-	(2,865)	-	-
	(23,487)	(23,487)	(20,622)	-	(2,865)	-	-

Foreign currency risk

While the functional currency of the Company is Euro, the Company reports its results in U.S. dollars. As a consequence, the results, when translated into U.S. dollars, could be affected by fluctuations in exchange rates against the U.S. dollar.  At 31 December 2014 the Company had $nil US dollar denominated bank loans (2013: $nil).

Interest rate risk

The Company finances its operations through a mixture of shareholders’ funds, borrowings and working capital. The Company borrows in desired currencies at both fixed and floating rates of interest.  In general the Company borrows at floating rates of interest but may borrow at fixed rates depending on rates available.  The Company determines the level of borrowings at fixed rates of interest having regard to current market rates and future trends.  At 31 December 2014, the Company did not have any borrowings drawn down.

Fair Values

Financial instruments are measured in the statement of financial position at fair value using a fair value hierarchy of valuation inputs. The hierarchy prioritises the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels, which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

 Notes to Company Financial Statements (continued)
for the year ended 31 December 2014

10. Financial instruments (continued)

Level 1:	Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2:
Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value of the Company’s financial assets and liabilities, together with the carrying amounts, which are shown in the Statement of Financial Position, are as follows:

	31 December	31 December	31 December	31 December
	2014 Carrying Amount	2014 Fair Value Level 3	2013 Carrying Amount	2013 Fair Value Level 3
	$’000	$’000	$’000	$’000

Loans to/from subsidiaries	32,094	32,094	36,473	36,473

	32,094	32,094	36,473	36,473

The carrying values of amounts due from subsidiary undertakings, cash and cash equivalents, other current assets, accounts payable and accruals and other liabilities are carried at amortised cost and  assumed to be approximate to their fair values due to the short term nature of these balances.

The fair value of loans to/from subsidiaries for disclosure purposes is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. They are measured on the basis of level three inputs.

Each category of asset and liability has remained within the same level of hierarchy as the prior year as there has been no change in the extent to which the inputs used in measuring fair value are or are not observable within the market.

11. Approval of financial statements

The Board of Directors approved the Company financial statements on 23rd April 2015.

Reconciliation from IFRS to US Accounting Policies

The financial statements of the Group set out on pages 12 to 103 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union (“EU IFRS”), which differ in certain significant respects from generally accepted accounting principles applicable in the U.S. (“U.S. GAAP”).  The material differences as they apply to the Group’s financial statements are as follows:

(a)	Financial statement format

The format of the financial statements and certain note disclosures differ under U.S. GAAP from those under EU IFRS. The Group prepared a U.S. Securities and Exchange Commission Form 20-F Report which was made available to all shareholders in March 2015. The financial statements included in such Form 20-F are prepared in accordance with U.S. GAAP.

(b)	Merger with PRAI

The Group accounts for business combinations under EU IFRS in accordance with the IFRS 3 Business Combinations.  As permitted by IFRS 1 First Time Adoption of International Financial Reporting Standards the Group has only restated business combinations from 1 June 2001 onwards.  Business combinations prior to this date have not been restated.  In addition, goodwill has no longer been amortised since 1 June 2001, but rather is tested annually for impairment.  U.S. GAAP adopts different criteria to EU IFRS for establishing the method of accounting to be adopted for business combinations. On 28 January 2000 the Group completed a transaction with Pacific Research Associates Inc. (“PRAI”), a Group specialising in data management, statistical analysis and medical and regulatory consulting based in San Francisco, USA.  The merger with PRAI was accounted for using acquisition accounting principles in accordance with EU IFRS whilst U.S. GAAP required that the merger be accounted for using the pooling-of-interest method of accounting. U.S. GAAP pooling-of-interest accounting has resulted in a number of adjustments. Most significantly

(i)	the Group’s historic US GAAP financial statements have been restated to reflect the combined results of ICON and PRAI;
(ii)	the costs of the merger were expensed for U.S. GAAP purposes and included in the cost of acquisition for IFRS;
(iii)	goodwill arising on IFRS has been amortised over its expected useful life up to 31 May 2001. No goodwill arose on the merger under U.S. GAAP;
(iv)	the tax charge arising on the conversion of PRAI from an S-Corporation to a C-Corporation is treated as a pre acquisition charge under IFRS.

(c)	Share based payment expense

IFRS requires that the fair value of share based payments be expensed to the income statement over the period the related services are received, with a corresponding increase in equity. In the year ending 31 December 2014, the Group has accounted for share based payments under U.S. GAAP in accordance with FASB ASC 718, Compensation – Stock Compensation, which also requires that the fair value of share based payments be expensed to the income statement over the period the related services are received, with a corresponding increase in equity. There is a difference in recorded expense because firstly different periods are in scope for both treatments due to the different effective dates under both standards and secondly due to different models used to calculate the fair value of options. Under US GAAP the Black-Scholes model was used for the calculation of the expense whereas under IFRS this model is not the preferred model and as such the binomial model has been used.

Reconciliation from IFRS to US Accounting Principles (continued)

(d)	Deferred tax assets

IFRS requires that the fair value of share based payments, including share options issued to employees, is expensed to the income statement over the period the related services are received, with a corresponding increase in equity.  Under U.S. tax law the Group receives a tax deduction when U.S. employee share options are exercised.  This deduction is measured as the intrinsic value of the share options at the date the options are exercised.  Therefore, the tax deduction generally arises in different amounts and in different periods from compensation cost recognised in the financial statements.

Under US GAAP, FASB ASC 740, Income Taxes, the Group has recognised a deferred tax asset for the cumulative amount of compensation cost recognised in the financial statements for options that will result in a future tax deduction.  A similar deferred tax asset is also recognised under IFRS for options that will result in a future tax deduction, however, under IAS 12 Income Taxes if the tax deduction available in future periods is not known at the end of the period it is estimated based on information available at the end of the period.  As the tax deduction is dependent upon the Group’s share price at the exercise date, the measurement of the deductible temporary difference is based on the Group’s share price at the end of the period.  Where the amount of the estimated future tax deduction exceeds the amount of the related cumulative remuneration expense, the deferred tax associated with the excess is recognised directly in equity.

(e)	Forward-looking statements

To the extent any statements made in this annual report deal with information that is not historical, these statements are necessarily forward-looking. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Group’s control. Any forward-looking statement made by the Group is based only on information currently available as at the time of publication of this report. Forward-looking statements are subject to the occurrence of many events outside of the Group’s control and are subject to various risk factors that would cause our results to differ materially from those expressed in any forward-looking statement. These risk factors described in Appendix A on pages 121 to 130 include, without limitation, the inherent risk of dependence on pharmaceutical and biotechnology industries and certain clients, termination or delay of large contracts, risk of cost overruns, the risk of clinical outcomes, regulatory risks, and market competition.

(f)	IAS 19R Defined Benefit Pensions

The main impact of the adoption of IAS 19R on the financial results of the Group is in the calculation of finance income and charges in respect of post-employment benefit obligations. The Group has recognised the net interest expense of the defined benefit pension scheme within payroll costs (operating expenses) in the income statement under IAS19R which consistent with the US GAAP treatment of this cost.

Reconciliation from IFRS to US Accounting Principles (continued)

The following is a summary of the material adjustments to profit for the financial year and shareholders’ equity, which would be required, had the financial statements been prepared in accordance with U.S. GAAP.

(i)	Effect on profit for the financial year

	Year ended	Year ended
	31 December	31 December
	2014	2013
	$’000	$’000

Profit for the financial year attributable to equity holders as stated under IFRS	175,026	107,058

US GAAP adjustments
Share based payment expense under IFRS	22,359	13,734
Share based payment expense under U.S. GAAP	(22,742)	(14,220)
Deferred tax adjustments on share based payments	(2,450)	(3,819)
Additional costs defined benefit pension scheme	275	59

Net income as stated under U.S. GAAP	172,468	102,812

Basic earnings per Ordinary Share under U.S. GAAP	$2.80	$1.69

Diluted earnings per Ordinary Share under U.S. GAAP	$2.73	$1.65

(ii)	Effect on shareholders’ equity

	31 December	31 December
	2014	2013
	$’000	$’000

Shareholders’ equity as stated under IFRS	973,195	929,550

US GAAP adjustments
Goodwill arising on merger with PRAI	(15,010)	(15,010)
Amortisation of goodwill arising on merger with PRAI	1,001	1,001
Deferred tax adjustments on share based payments	(8,980)	(4,992)
Other adjustments on share based payments	-	30

Shareholders’ equity as stated under U.S. GAAP	950,206	910,579

Reconciliation from IFRS to US Accounting Principles (continued)

(iii)	Effect on total assets

	31 December	31 December
	2014	2013
	$’000	$’000

Total assets as stated under IFRS	1,542,399	1,450,741

US GAAP adjustments
Goodwill arising on merger with PRAI	(15,010)	(15,010)
Amortisation of goodwill arising on merger with PRAI	1,001	1,001
Deferred tax adjustments on share based payments	(8,980)	(4,992)
Offset between deferred tax assets and liabilities	9,440	10,720

Total assets as stated under U.S. GAAP	1,528,850	1,442,460

(iv)	Effect on total liabilities

	31 December	31 December
	2014	2013
	$’000	$’000

Total liabilities as stated under IFRS	569,204	521,191

US GAAP adjustments
Offset between deferred tax assets and liabilities	9,440	10,720
Other adjustments on share based payments	-	(30)

Total liabilities as stated under U.S. GAAP	578,644	531,881

Appendix A: Risk Factors

Risk related to our business and operations

We depend on a limited number of clients and a loss of or significant decrease in business from them or one or more of them could affect our business.

The increased use of strategic partnership arrangements in recent years has resulted in a greater proportion of our net revenues being derived from a relatively limited number of customers.  During the year ended 31 December 2014 53% of our net revenues were derived from our top five customers, with one customer contributing more than 10% of our net revenues during the period (31%). No other customer contributed more than 10% of our net revenues during this period.  During the year ended 31 December 2013 53% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (26% and 10% respectively). No other customer contributed more than 10% of our net revenues during this period. During the year ended 31 December  2012 48% of our net revenues were derived from our top five customers, with two customers individually contributing more than 10% of our net revenues during the period (18% and 12% respectively). No other customer contributed more than 10% of net revenues during this period.  The loss of, or a significant decrease in business from one or more of these key customers could have a material adverse impact on our results of operations and financial results.

Many of our contracts are long-term fixed-fee contracts. We would lose money in performing these contracts if the costs of performance exceed the fixed fees for these projects and we were unable to negotiate a change order for the value of work performed.

Many of our contracts are long-term fixed fee contracts.  Revenues on these contracts are agreed in the contract between the Group and the customer and are based on estimated time inputs to the contract.  Factors considered in estimating time requirements include the complexity of the study, the number of geographical sites where trials are to be conducted and the number of patients to be recruited at each site. The Group regularly reviews the estimated hours on each contract to determine if the budget accurately reflects the agreed tasks to be performed taking into account the state of progress at the time of review.  The Group further endeavours to ensure that changes in scope are appropriately monitored and change orders for additional revenue are promptly negotiated for additional work as necessary.  If we were to fail to recognise and negotiate change orders for changes in the resources required or the scope of the work to be performed and the costs of performance of these contracts exceeded their fixed fees it could materialy adversely affect our operations and financial results.

If our clients discontinue using our services, or cancel or discontinue projects, our revenue will be adversely affected and/or we may not receive their business in the future or may not be able to attract new clients.

Our clients may discontinue using our services completely or cancel some projects either without notice or upon short notice. The termination or delay of a large contract or of multiple contracts could have a material adverse effect on our revenue and profitability. Historically, clients have cancelled or discontinued projects and may in the future cancel their contracts with us for reasons including, amongst others:

•	the failure of products being tested to satisfy safety or efficacy requirements;

•	unexpected or undesired clinical results of the product;

•	a decision that a particular study is no longer necessary or viable;

•	poor project performance, quality concerns, insufficient patient enrollment or investigator recruitment; and

•	production problems resulting in shortages of the drug.

If we lose clients, we may not be able to attract new ones, and if we lose individual projects, we may not be able to replace them.

Appendix A: Risk Factors (continued)

If we fail to attract or retain qualified staff, our performance may suffer.

Our business, future success and ability to continue to expand operations depends upon our ability to attract, hire, train and retain qualified professional, scientific and technical operating staff. We compete for qualified professionals with other Clinical Research Organisations “CROs”, temporary staffing agencies and the in-house departments of pharmaceutical, biotechnology and medical device companies. An inability to attract and retain a sufficient number of high calibre clinical research professionals (in particular, key personnel and executives) at an acceptable cost would impact our ability to provide our services, our future performance and results of operations.

Our ability to perform clinical trials is dependent upon the ability to recruit suitable willing patients.

The successful completion of clinical trials is dependent upon the ability to recruit suitable and willing patients on which to test the drug under study. The availability of suitable patients for enrollment on studies is dependent upon many factors including, amongst others, the size of the patient population, the design of the study protocol, eligibility criteria, the referral practices of physicians, the perceived risks and benefits of the drug under study and the availability of alternative medication, including medication undergoing separate clinical trial.  Insufficient or inappropriate patient enrollment may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

Our ability to perform clinical trials is dependent upon our ability to recruit suitable willing investigators.

We contract with physicians located in hospitals, clinics or other similar sites, who serve as investigators in conducting clinical trials to test new drugs on their patients. Investigators supervise administration of the study drug to patients during the course of the clinical trial. The successful conduct of a clinical trial is dependent upon the integrity, experience and capabilities of the investigators conducting the trial. Insufficient investigator recruitment, which in turn may lead to insufficient or inappropriate patient enrolment, may result in the termination or delay of a study which could have a material adverse impact on our results of operations.

We rely on third parties for important products and services.

We depend on certain third parties to provide us with products and services critical to our business.  Such services include, amongst others, suppliers of drugs for patients participating in trials, suppliers of kits for use in our central laboratory business, suppliers of reagents for use in our testing equipment and providers of maintenance services for our equipment.  The failure of any of these third parties to adequately provide the required products or services or the significant increase in the costs of such products could have a material adverse effect on our business.

Our business depends on the continued effectiveness and availability of our information systems, including the information systems we use to provide our services to our clients, and any system failures of, security breaches of or cyber-attacks to these systems may materially limit our operations or have a material adverse effect on our results of operations.

Due to the global nature of our business and our reliance on information systems to provide our services, we use  web-enabled and other integrated information systems in delivering our services. We intend to further increase the use of these systems  and such systems will be either developed internally or provided by or in conjunction with third parties. We also provide access to similar information systems to certain clients in connection with the services we provide them. As the use, scope and complexity of our information systems continue to grow, we are exposed to and will increasingly be exposed to the risks inherent in the development, integration and ongoing operation of evolving information systems, including:

• disruption, impairment or failure of data centers, telecommunications facilities or other key infrastructure platforms;
• security breaches, cyber-attacks or other failures or malfunctions in our application or information systems or their associated hardware or other systems that we have access to or that we rely upon; and
• excessive costs, excessive delays or other deficiencies in or problems with systems development and deployment.

The materialisation of any of these risks may impede our ability to provide services, the processing of data, the delivery of databases and services, and the day-to-day management of our business and could result in the corruption, loss or unauthorized disclosure of proprietary, confidential or other data. While we have disaster recovery plans in place, they might not adequately protect us in the event of a system failure, security breach or cyber-attack. Despite any precautions we take, damage from fire, floods, hurricanes, power loss, telecommunications failures, computer viruses, information system security breaches, cyber attack and similar events at or that impact on our various computer facilities could result in interruptions in the flow of data to our servers and from our servers to our clients. Corruption or loss of data may result in the need to repeat a trial at no cost to the client, but at significant cost to us, or result in the termination of a contract or damage to our reputation. Additionally, significant delays in system enhancements or inadequate performance of new or upgraded systems once completed could damage our reputation and harm our business. Long-term disruptions in the infrastructure caused by events such as security breaches, cyber attack, natural disasters, the outbreak of war, the escalation of hostilities and acts of terrorism, particularly involving cities in which we have offices, could adversely affect our business.

Appendix A: Risk Factors (continued)

Unauthorised disclosure of sensitive or confidential data, whether through system failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose clients. Similarly, unauthorised access to or through our information systems or those we develop for our clients, whether by our employees or third parties, including a cyber-attack by computer programmers and hackers who may develop and deploy viruses, worms or other malicious software programs could result in negative publicity, significant remediation costs, legal liability and damage to our reputation and could have a material adverse effect on our results of operations. In addition, our liability insurance might not be sufficient in type, the cover provided or amount to adequately cover us against claims related to security breaches, cyber-attacks and other related breaches.

Upgrading the information systems that support our operating processes and evolving the technology platform for our services pose risks to our business.

Continued efficient operation of our business requires that we implement standardised global business processes and evolve our information systems to enable this implementation. We have continued to undertake significant programs to optimize business processes with respect to our services. Our inability to effectively manage the implementation and adapt to new processes designed into these new or upgraded systems in a timely and cost-effective manner may result in disruption to our business and negatively affect our operations.

We have entered into agreements with certain vendors to provide systems development and integration services that develop or license to us the IT platform for programs to optimise our business processes. If such vendors fail to perform as required or if there are substantial delays in developing, implementing and updating the IT platform, our customer delivery may be impaired, and we may have to make substantial further investments, internally or with third parties, to achieve our objectives. Additionally, our progress may be limited by parties with existing or claimed patents who seek to enjoin us from using preferred technology or seek license payments from us.

Meeting our objectives is dependent on a number of factors which may not take place as we anticipate, including obtaining adequate technology-enabled services, creating IT-enabled services that our customers will find desirable and implementing our business model with respect to these services. If we do not keep pace with rapid technological changes in the CRO industry, our products and services may become less competitive or even obsolete. This applies in particular to our ICONIK and Firecrest services. Also, increased IT-related expenditures may negatively impact our financial condition, including profitability.

We rely on our interactive response technologies to provide accurate information regarding the randomisation of patients and the dosage required for patients enrolled in the trials.

We develop and maintain computer run and web based interactive response technologies to automatically manage the randomisation of patients in trials, assign the study drug, and adjust the dosage when required for patients enrolled in trials we support. An error in the design, programming or validation of these systems could lead to inappropriate assignment or dosing of patients which could give rise to patient safety issues, incorrect dosing of patients, invalidation of the trial and/or liability claims against the Company among other things any of which could have a material effect on our financial conditions and operations.

Our operations might be impacted by a disruption to travel systems.

Many of our operations rely on the availability of air or other transportation for the distribution of clinical trial materials, study samples and personnel. While we have developed contingency plans to minimise the impact of such events, a disruption to the availability of air transportation or other travel systems could have a material adverse impact on our ability to provide services and results of operations.

Appendix A: Risk Factors (continued)

We may make, or be unable to make, acquisitions in the future, which may lead to disruptions to our ongoing business.

We have made a number of acquisitions and will continue to review new acquisition opportunities. If we are unable to identify suitable acquisition targets, consummate an acquisition or successfully integrate an acquired company or business, our business may be disrupted. The success of an acquisition will depend upon, among other things, our ability to:

•	effectively and quickly assimilate the operations and services or products of the acquired company or business;

•	integrate acquired personnel;

•	retain and motivate key employees;

•	retain customers; and

•	minimise the diversion of management's attention from other business concerns.

In the event that the operations of an acquired company or business do not meet our performance expectations, we may have to restructure the acquired company or business or write-off the value of some or all of the assets of the acquired company or business.

Serious adverse events can occur in Phase I trials.

We conduct Early Phase and Proof of Principle clinical trials including first-in human and healthy volunteer studies. Although we have policies and procedures in place, due to the experimental nature of these studies, serious adverse events may arise.

Our relationships with existing or potential customers who are in competition with each other may adversely impact the degree to which other customers or potential customers use our services, which may adversely affect our results of operations.

The biopharmaceutical industry is highly competitive, with biopharmaceutical companies each seeking to persuade payers, providers and patients that their drug therapies are better and more cost-effective than competing therapies marketed or being developed by competing firms. In addition to the adverse competitive interests that biopharmaceutical companies have with each other, biopharmaceutical companies also have adverse interests with respect to drug selection and reimbursement with other participants in the healthcare industry, including payers and providers. Biopharmaceutical companies also compete to be first to market with new drug therapies. We regularly provide services to biopharmaceutical companies who compete with each other, and we sometimes provide services to such customers regarding competing drugs in development. Our existing or future relationships with our biopharmaceutical customers may therefore deter other biopharmaceutical customers from using our services or may result in our customers seeking to place limits on our ability to serve other biopharmaceutical industry participants. In addition, our further expansion into the broader healthcare market may adversely impact our relationships with biopharmaceutical customers, and such customers may elect not to use our services, reduce the scope of services that we provide to them or seek to place restrictions on our ability to serve customers in the broader healthcare market with interests that are adverse to theirs. Any loss of customers or reductions in the level of revenues from a customer could have a material adverse effect on our results of operations, business and prospects.

We have only a limited ability to protect our intellectual property rights, and these rights are important to our success.

Our success depends, in part, upon our ability to develop, use and protect our proprietary methodologies, analytics, systems, technologies and other intellectual property. Existing laws of the various countries in which we provide services or solutions offer only limited protection of our intellectual property rights, and the protection in some countries may be very limited. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure, invention assignment and other contractual arrangements, and patent, copyright and trademark laws, to protect our intellectual property rights. These laws are subject to change at any time and certain agreements may not be fully enforceable, which could further restrict our ability to protect our innovations. Our intellectual property rights may not prevent competitors from independently developing services similar to or duplicative of ours. Further, the steps we take in this regard might not be adequate to prevent or deter infringement or other misappropriation of our intellectual property by competitors, former employees or other third parties, and we might not be able to detect unauthorised use of, or take appropriate and timely steps to enforce, our intellectual property rights. Enforcing our rights might also require considerable time, money and oversight, and we may not be successful in enforcing our rights.

Appendix A: Risk Factors (continued)

We may, in certain circumstances, grant a customer greater rights in intellectual property developed in connection with a contract than we would normally grant. In such situations, we may forego the use of all intellectual property rights we create or develop, which would limit our ability to reuse or deploy that intellectual property for other customers. Any limitation on our ability to provide a service or solution may result in us losing revenue-generating opportunities and may also result in us incurring additional expenses to develop or license new or modified solutions for other projects or customers.

The biopharmaceutical industry has a history of patent and other intellectual property litigation, and we might be involved in costly intellectual property lawsuits.

The biopharmaceutical industry has a history of intellectual property litigation, and these lawsuits will likely continue in the future. Accordingly, we may face patent infringement suits by companies that have patents for similar business processes or other suits alleging infringement of their intellectual property rights. Legal proceedings relating to intellectual property could be expensive, take significant time and divert management’s attention from other business concerns, regardless of the outcome of the litigation. If we do not prevail in an infringement lawsuit brought against us, we might have to pay substantial damages, and we could be required to stop the infringing activity or obtain a license to use technology on unfavorable terms. Any infringement or other legal processing related to intellectual property could have a material adverse effect on our operations and financial condition.

We act as legal representative for some clients.

We act as the legal representative for certain clients in certain jurisdictions. As we believe that acting as legal representative of clients exposes us to a higher risk of liability, there is a designated entity within the ICON Group which is generally used to provide this service in relevant jurisdictions subject to certain preconditions being met.  The preconditions relate to obtaining specific insurance commitments and indemnities from the client to cover the nature of the exposure.  However, there is no guarantee that the specific insurance will respond and provide cover or that a client will fulfil its obligations in relation to their indemnity.

Risk Related to Our Industry

We are dependent on the continued outsourcing of research and development by the pharmaceutical, biotechnology and medical device industries.

We are dependent upon the ability and willingness of the pharmaceutical, biotechnology and medical device companies to continue to spend on research and development and to outsource the services that we provide. We are therefore subject to risks, uncertainties and trends that affect companies in these industries and that we do not control. We have benefited to date from the tendency of pharmaceutical, biotechnology and medical device companies to outsource clinical research projects. Any downturn in these industries or reduction in spending or outsourcing could materially adversely affect our business. The following could each result in such a downturn:

•	if pharmaceutical, biotechnology or medical device companies expanded upon their in-house clinical or development capabilities, they would be less likely to utilise our services;
•
if governmental regulations were changed, it could affect the ability of our clients to operate profitably, which may lead to a decrease in research spending and therefore this could have a material adverse effect on our business; and

•	if unfavourable economic conditions or disruptions in the credit and capital markets negatively impacted our clients.

Appendix A: Risk Factors (continued)

Large pharmaceutical companies are increasingly consolidating their vendor base and entering strategic partnership arrangements with a limited number of outsource providers.

Large pharmaceutical companies are continually seeking to drive efficiencies in their development processes to both reduce costs associated with the development of new drug candidates and accelerate time to market. As a result, large pharmaceutical companies in particular are increasingly looking to consolidate the number of outsource providers with which they engage, with many entering strategic partnership arrangements with a limited number of outsource providers.  The failure to enter strategic partnership arrangements with customers or the loss of existing customers as a result of them entering strategic partnership arrangements with our competitors could have a material adverse impact on our results of operations.

Increased collaboration amongst pharmaceutical companies in research and development activities may lead to fewer research opportunities.

Certain pharmaceutical companies have begun to collaborate in seeking to develop new drug candidates.  Increased collaboration amongst pharmaceutical companies may lead to fewer research opportunities, which in turn may lead to fewer outsource opportunities for companies within the CRO industry.  A reduction in outsource opportunities as a result of this increased collaboration could have a material adverse impact on our results of operations.

We operate in a highly competitive and dynamic market.

The CRO industry is highly competitive.  In particular, we compete with other large global CROs for strategic relationships with large pharmaceutical companies.  If we are unable to retain and renew existing strategic relationships and win new strategic relationships, there would be a material adverse impact on our results of operations.  Similarly, we compete with other CROs for work which comes outside of these strategic relationships and being unable to win work outside of these strategic relationships would have a material adverse impact on our results of operations.

The type and depth of services provided by CROs have changed in recent years. Failure to develop and market new services or expand existing service offerings could adversely affect our business and operations.

Risk Related to Our Financial Results and Financial Position

Our quarterly results are dependent upon a number of factors and can fluctuate from quarter to quarter.

Our results of operations in any quarter can fluctuate or differ from expected or forecasted results depending upon or due to, among other things, the number and scope of ongoing client projects, the commencement, postponement, variation  cancellation or termination of projects in a quarter, the mix of revenue, cost overruns, employee hiring and other factors. Our net revenue in any period is directly related to the number and percentage of employees who were working on projects billable to the client during that period. We may be unable to compensate for periods of underutilisation during one part of a fiscal period by augmenting revenues during another part of that period. We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results.

Also, if in future quarters, we are unable to achieve efficiencies and our expenses grow faster than our net revenues, our operating margins, profitability and overall financial condition will be materially adversely impacted.

Our exposure to exchange rate fluctuations could adversely affect our results of operations.

Our contracts with clients are sometimes denominated in currencies other than the currency in which we incur expenses related to such contracts. Where expenses are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material adverse effect on our results of operations.

Appendix A: Risk Factors (continued)

In addition, we are also subject to translation exposures as our consolidated financial results are presented in U.S. dollars, while the local results of certain of our subsidiaries are prepared in currencies other than U.S. dollars, including, amongst others, the pound sterling and the euro. Accordingly, changes in exchange rates between the U.S. dollar and those other currencies will affect the translation of a subsidiary’s financial results into U.S. dollars for purposes of reporting our consolidated financial results.

Our effective tax rate may fluctuate from quarter-to-quarter, which may adversely affect our results of operations.

Our quarterly effective tax rate has depended and will continue to depend on the geographic distribution of our taxable earnings amongst the multiple tax jurisdictions in which we operate and the tax law in those jurisdictions. Changes in the geographic mix of our results of operations amongst these jurisdictions may have a significant impact on our effective tax rate from quarter to quarter.  Changes in tax law in one or more jurisdictions could also have a significant impact on our tax rate and results of operations. In addition, as we operate in multiple tax jurisdictions, we may be subject to audits in certain jurisdictions.  These audits may involve complex issues which could require an extended period of time for resolution. The resolution of audit issues may lead to differences, additional taxes, fines or penalties which could have a material impact on our effective tax rate and our financial condition and results of operations.

Our backlog may not convert to net revenue and the rate of conversion may slow.

Our backlog consists of potential net revenue yet to be earned from projects awarded by clients.  Our backlog at any date is not necessarily a meaningful predictor of future results, due to the potential for the cancellation or delay of projects included in the backlog.  No assurances can be given that we will be able to realise this backlog as net revenue.  A failure to realise backlog as net revenue could have a material adverse impact on our results of operations.  In addition, as the length and complexity of projects underlying our backlog increases, the rate at which backlog converts to net revenue may be slower than in the past.  A significant reduction in the rate at which backlog converts to net revenue could have a material impact on our results of operations.

The Group is exposed to various risks in relation to our cash and cash equivalents and short term investments.

The Group’s treasury function actively manages our available cash resources and invests significant cash balances in various financial institutions to try to ensure optimum returns for our surplus cash balances.  These balances are classified as cash and cash equivalents or short term investments depending on the maturity of the related investment.  Cash and cash equivalents comprise cash and highly liquid investments with maturities of three months or less.  Short term investments comprise highly liquid investments with maturities of greater than three months and minimum “A-” rated fixed and floating rate securities.

Given the global nature of our business, we are exposed to various risks in relation to these balances including liquidity risk, credit risk associated with the counterparties with which we invest, interest rate risk on floating rate securities, sovereign risk (our principle sovereign risk relates to investments in U.S. Treasury funds), and other factors.

Although we have not recognised any significant losses to date on our cash and cash equivalents or short term investments, any significant declines in their market values could have a material adverse effect on our financial position and operating results.

Risk Related to Political, Legal or Regulatory Environment

We may lose business opportunities as a result of health care reform and the expansion of managed care organisations.

Numerous governments, including the U.S. government and governments outside of the U.S. have undertaken efforts to control growing health care costs through legislation, regulation and voluntary agreements with medical care providers and drug companies. If these efforts are successful, pharmaceutical, biotechnology and medical device companies may react by spending less on research and development and therefore this could have a material adverse effect on our business.

Appendix A: Risk Factors (continued)

In addition to healthcare reform proposals, the expansion of managed care organisations in the healthcare market may result in reduced spending on research and development. Managed care organisations' efforts to cut costs by limiting expenditures on pharmaceuticals and medical devices could result in pharmaceutical, biotechnology and medical device companies spending less on research and development. If this were to occur, we would have fewer business opportunities and our revenues could decrease, possibly materially.

We may lose business as a result of changes in the regulatory environment.

Various regulatory bodies throughout the world may enact legislation, rules and guidance which could introduce changes to the regulatory environment for drug development and research. The adoption and implementation of such legislation, rules and guidance is difficult to predict and therefore could have a material adverse effect on our business.

Failure to comply with the regulations of the U.S. Food and Drug Administration and other regulatory authorities could result in substantial penalties and/or loss of business.

The U.S. Food and Drug Administration, or FDA, and other regulatory authorities inspect us from time to time to ensure that we comply with their regulations and guidelines, including environmental and health and safety matters. We must comply with the applicable regulatory requirements governing the conduct of clinical trials in all countries in which we operate. If we fail to comply with any of these requirements we could suffer some or all of:

•	termination of or delay in any research;

•	disqualification of data;

•	denial of the right to conduct business;

•	criminal penalties;

•	other enforcement actions;

•	loss of clients and/or business; and

•	litigation from clients and resulting material penalties, damages and costs.

We are subject to political, regulatory, operational and legal risks associated with our international operations.

We are one of a small group of organisations with the capability and expertise to conduct clinical trials on a global basis. We believe that this capability to provide our services globally in most major and developing pharmaceutical markets enhances our ability to compete for new business from large multinational pharmaceutical, biotechnology and medical device companies. We have expanded geographically in the past and intend to continue expanding in regions that have the potential to increase our client base or increase our investigator and patient populations. We expect that revenues earned in emerging markets will continue to account for an increasing portion of our total revenues.  However, emerging market operations may present several risks, including civil disturbances, health concerns, cultural differences such as employment, regulatory and business practices, volatility in gross domestic product, economic and governmental instability, the potential for nationalisation of private assets and the imposition of exchange controls. In addition, operating globally means the Group faces the challenges associated with coordinating its services across different countries, time zones and cultures.

Changes in the political and regulatory environment in the international markets in which we operate such as price or exchange controls could impact our revenue and profitability, and could lead to penalties, sanctions and reputational damages if we are not compliant with those regulations.  Political uncertainty and a lack of institutional continuity in some of the emerging, developing or other countries in which we operate could affect the orderly operation of markets in these economies.  In addition, in countries with a large and complicated structure of government and administration, national, regional, local and other governmental bodies may issue inconsistent decisions and opinions that could increase our cost of regulatory compliance and/or have a material adverse effect on our business.

Appendix A: Risk Factors (continued)

Uncertainty of the legal environment in some emerging countries could also limit our ability to enforce our rights.  In certain emerging and developing countries we enjoy less comprehensive protection for some of our rights, including intellectual property rights, which could undermine our competitive position.

Finally, we operate in some countries where national laws may require not only proper books and records, but also sufficient controls, policies and processes to ensure business is conducted without the influence of bribery and corruption. Given the high level of complexity of some of these laws, the large number of employees and contractors and the large amount of pass through costs we have in many jurisdictions, there is a risk that some provisions may inadvertently be breached by the Group, for example through negligent or corrupt behaviour of individual employees, or failure to comply with certain formal documentation requirements or otherwise. Any violation of these laws or allegations of such violations, whether merited or not, could have a material adverse effect on our reputation and could cause the trading price of our common stock to decline.

If any of the above risks or similar risks associated with our international operations were to materialise, our results of operations and financial condition could be materially adversely affected.

Data Privacy

Current and proposed laws and regulations relating to the confidentiality of personal data of patients and others could limit the scope of our services, expose us to increased risk and liability and increase the cost of doing business, any of which could have a material adverse impact on our financial condition and results of operations.

Liability claims brought against us could result in payment of substantial damages, costs and liabilities  and decrease our profitability.

Client Claims
If we breach the terms of an agreement with a client (for example if we fail to comply with the agreement, all applicable regulations or Good Clinical Practice) this could result in claims against us for substantial damages which could have a material adverse effect on our business. As we are a “people business” in that we provide staff to provide our services in hospitals and other sites, there is a risk that our management, quality and control structures fail to quickly detect should one or more employees or contractors fail to comply with all applicable regulations and Good Clinical Practice and thereby expose us to the risk of claims by clients.

Claims relating to Investigators
We contract with physicians who serve as investigators in conducting clinical trials to test new drugs on their patients. This testing creates the risk of liability for personal injury to or death of the patients. Although investigators are generally required by law to maintain their own liability insurance, we could be named in lawsuits and incur expenses arising from any professional malpractice or other actions against the investigators with whom we contract.

Indemnification from Clients
Indemnifications provided by our clients against the risk of liability for personal injury to or death of the patients arising from the study drug vary from client to client and from trial to trial and may not be sufficient in scope or amount or the client may not have the financial ability to fulfill their indemnification obligations. Furthermore, we would be liable for our own negligence and negligence of our employees and such negligence could lead to litigation from clients or action or enforcement by regulatory authorities.

Appendix A: Risk Factors (continued)

Insurance
We maintain what we believe is an appropriate level of worldwide Professional Liability/Error and Omissions Insurance. We may in the future be unable to maintain or continue our current insurance coverage on the same or similar terms. If we are liable for a claim or settlement that is beyond the level of insurance coverage, we may be responsible for paying all or part of any award or settlement amount. Also, the insurance policies contain exclusions which mean that the policy will not respond or provide cover in certain circumstances.

Claims to Date
To date, we have not been subject to any liability claims that are expected to have a material effect on our business; however, there can be no assurance that we will not become subject to such claims in the future or that such claims will not have a material effect on our business.

Risk Related to Our Common Stock

Volatility in the market price of our common stock could lead to losses by investors.

The market price of our common stock has experienced volatility in the past and may experience volatility in the future which could lead to losses for investors. Factors impacting volatility in the market price of our common stock include, amongst others, our results of operations, analyst expectations, developments impacting the industry or our competitors and general market and economic conditions. In addition, stock markets have from time to time experienced significant price and volume fluctuations unrelated to the operating performance of particular companies.  Future fluctuations in stock markets may lead to volatility in the market price of our common stock which could lead to losses by investors.